As filed with the Securities and Exchange Commission on April 20, 2015.

Registration No. 333-202797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Wayne Farms, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2015	47-3336502
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4110 Continental Drive
Oakwood, GA 30566
(800) 392-0844
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Courtney E. Fazekas
Vice President, Chief Financial Officer and Treasurer
4110 Continental Drive
Oakwood, GA 30566
(678) 450-3111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Alan L. Beller, Esq. Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00001 per share	$100,000,000	$11,620

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares of Class A common stock.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion. Dated April 20, 2015.

         Shares

Wayne Farms, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Wayne Farms, Inc. (“Wayne Farms”). All of the           shares of Class A common stock being offered are being sold by the Company.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $          and $         .

Following this offering, Wayne Farms will have two classes of authorized common stock. The Class A common stock offered hereby will have one vote per share. The Class B common stock will also have one vote per share. Continental Grain Company and its consolidated subsidiaries (“Continental Grain”) will hold all of our issued and outstanding Class B common stock after this offering and will control more than a majority of the combined voting power of our common stock. As a result, Continental Grain will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.

We intend to list the Class A common stock on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “WNFM.”

We will be a “controlled company” under the corporate governance rules for NASDAQ-listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements. See “Management—Controlled Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” on page 14 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	We have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”) related expenses. See “Underwriting.”

To the extent that the underwriters sell more than           shares of our Class A common stock, the underwriters have the option to purchase up to an additional           shares from us at the initial price to the public less the underwriting discount within 30 days from the date of this prospectus, to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on                   , 2015.

Joint Book-Running Managers

Citigroup	J.P. Morgan	BMO Capital Markets
Co-Managers
Stephens Inc.		Wells Fargo Securities
BB&T Capital Markets		Rabo Securities

Prospectus dated                   , 2015.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

SUMMARY

This summary highlights selected information about us and this offering but does not contain all of the information that you should consider before investing in our Class A common stock. Before making an investment decision, you should read this entire prospectus carefully, including the discussion under the heading “Risk Factors” and the financial statements and related notes thereto contained elsewhere in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” for more information.

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “Wayne Farms” and the “Company” refer to Wayne Farms, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the Reorganization Transactions described under “The Reorganization Transactions” and “Organizational Structure” below. Also, unless we state otherwise or the context otherwise requires, all information in this prospectus gives effect to the Reorganization Transactions described below. “Wayne Farms LLC” refers to Wayne Farms LLC, a Delaware limited liability company and a consolidated subsidiary of ours following the Reorganization Transactions. “Continental Grain” refers to Continental Grain Company, a Delaware corporation, the sole owner of Wayne Farms LLC prior to the Reorganization Transactions and our controlling stockholder following the Reorganization Transactions, and its consolidated subsidiaries.

Overview

Following a series of targeted acquisitions, combined with organic growth, we are currently the sixth largest integrated producer and processor of broiler chickens in the United States. We are primarily engaged in the production and processing of fresh and further processed chicken products to retailers, distributors and foodservice operators. We offer fresh as well as deboned, value-added marinated, breaded, cooked and individually frozen products to our customers through strong national and international distribution channels. We employ approximately 9,000 people and have the capacity to process more than 6.5 million birds per week for a total of more than 2.6 billion pounds of live chicken annually. In the fiscal year ended March 29, 2014, we generated $2.1 billion in total revenue compared to $1.8 billion in the fiscal year ended March 30, 2013, representing a 15.3% year-over-year increase, and produced approximately 2.3 billion pounds of chicken products, a 14.8% increase over the fiscal year ended March 30, 2013.

We market our diversified portfolio of fresh and further processed chicken products to a diverse set of customers across the United States and in 29 other countries. We have become a valuable partner to our customers and a recognized industry leader by consistently providing high-quality products and services designed to meet their needs and enhance their respective businesses. Our sales efforts are largely targeted towards the business-to-business industry and selling to some of the largest chain restaurant, industrial, fresh meat distributor, institutional and regional foodservice distribution companies in the country, including, among others, Chick-fil-A, Nestlé SA, Boar’s Head Provisions and Costco Wholesale Corporation.

We employ a strategy of being a highly efficient producer and then reaching the consumer by becoming a key supplier to national and regional chain restaurants, regional foodservice, fresh meat distributors and retail-oriented food companies. We target customers that are recognized leaders in regional distribution or have both brand equity and consumer loyalty and place a high value on quality, consistency and predictability of products and services. We have positioned ourselves as a marketer involved in the supply side of the value chain, and we aim to enhance the equity of our customers’ brands and businesses through the delivery of quality and value through our products and services. Historically, we have not marketed our own retail brands. We will continue to view our customers’ brands as extensions of our own, enabling us to form deeper partnerships with major branded food companies and distributors and to concentrate on developing new products as well as partnering with customers to lower costs throughout the supply chain.

We operate a fully vertically integrated business model, which allows us to control every phase of the production process from feed to final product. Our integrated operations consist of breeding stock, contracting with growers to raise the birds, producing and delivering feed, processing, further processing and marketing of chicken products. As a vertically integrated company, we are able to better manage food safety and quality, as well as more effectively control margins and improve customer service. Today, we operate nine integrated complexes, comprising nine hatcheries; nine feed mills; nine slaughter processing plants; and two further processing plants. Our operations are located across six states through the southeastern United States and are strategically located to access raw materials in an effective manner and ensure that customers receive the freshest products in a timely manner. Combined with our network of approximately 1,100 contract growers, we believe we are well-positioned to supply the growing demand for our products and ensure the highest quality products and services for our customers.

Our Industry

The U.S. poultry industry is a large, attractive and growing sector, driven by strong demand for and consumption of chicken in the United States as well as in attractive and growing export markets around the world.

The United States consumes more chicken than any other animal protein (approximately 33.0 billion pounds projected in calendar year 2015 according to the U.S. Department of Agriculture (“USDA”)), and chicken is the second most consumed animal protein globally after pork. The United States is the world’s largest producer of chicken and is projected to produce approximately 39.6 billion pounds of ready-to-cook broiler meat (any meat from chickens raised specifically for meat production, as opposed to laying hens) in calendar year 2015, representing 20.6% of the total world production. China and Brazil are the second and third largest producers of broiler meat, with 15.0% and 14.9% of the world market share, respectively, according to the USDA.

According to the USDA, chicken production in the United States has grown from 1998 through 2014 at a compound annual growth rate (“CAGR”) of 2.0%. Several factors contribute to the continued growth in the sector. In the United States, chicken is a more affordable animal protein compared to beef and pork. It is also widely viewed as a healthier alternative to other animal proteins, provides versatility and consistent quality for preparers of meals, and is increasingly being introduced as the anchor animal protein for many menus across the quick service restaurant (“QSR”), casual dining and broader foodservice channels.

In addition to robust domestic consumption trends, the U.S. poultry industry has capitalized on strong growth in demand for chicken in an increasing number of attractive export markets. According to the USDA, exports accounted for nearly 18.9% of total U.S. poultry production in 2014, up from 15.7% in 1998. Rising standards of living in emerging markets, driven by growing middle class populations in developing countries, have resulted in an increase in global animal protein demand. According to the USDA, the export of U.S. chicken products increased at an average annual growth rate of 3.0% from 1998 through 2014. The United States is the second-largest exporter of broiler meat behind China. The United States is projected to export 6.7 billion pounds of broiler meat in calendar year 2015, which would account for 29.2% of the total world exports and 16.9% of the total U.S. production, according to the USDA.

Our Competitive Strengths

We believe our competitive strengths position us to continue to be a leading poultry producer in the United States. Our vertical integration gives us control over our supply of chicken and chicken parts, helping to ensure high quality products. Our processing facilities offer a wide range of capabilities and are suited for high-volume production as well as smaller value-added production runs, which meet both the capacity and quality requirements of our customer base. We believe that we have established a reputation for partnering with the entire supply chain to deliver dependable quality, innovation and highly responsive customer service. We believe these strategies position Wayne Farms to be the favored chicken supplier to quality conscious customers.

Leading fresh poultry franchise.   We are currently the sixth largest integrated producer and processor of broiler chickens in the United States, producing approximately 2.3 billion pounds of chicken products and generating over $2.1 billion in total revenue in the fiscal year ended March 29, 2014. We are primarily engaged in the production and processing of fresh and further processed chicken products to some of the largest chain restaurant, industrial, fresh meat distributor, institutional and regional foodservice distribution companies in the country. We offer deboned, value-added marinated, breaded, cooked and individually frozen products, both fresh and further processed, to our customers through national and international distribution channels. We have the capacity to process more than 6.5 million birds per week for a total of more than 2.6 billion pounds of live chicken annually. We have become a valuable partner to our customers and a recognized industry leader by consistently providing high-quality, innovative products and services designed to meet their needs and enhance their respective businesses.

Best-in-class operator and low-cost producer.   We currently operate nine fresh processing and two further processing facilities, located in Alabama, Arkansas, Georgia, Mississippi and North Carolina. All of our fresh facilities have hatching, feed mill, slaughter and deboning capabilities. The presence of all critical production stages in-house at each facility allows us to streamline our operations, reduce production costs, ensure optimal breeding and feeding decisions, and provide high quality products. Our facilities are modernized as a result of over $100 million spent in capital expenditures in the past three fiscal years. In our fresh business, we have improved and upgraded chillers, installed new lines to process larger birds and upgraded weigh-scale and packaging to reduce waste. We also have recently undertaken restructuring initiatives to enhance our operations. Key changes we have implemented include improving our management team and sales force strategy, increasing capacity utilization, closing unprofitable lines and facilities, and identifying and implementing cost savings programs. Our focus on quality and food safety allows us to target customers that have strong brand equity and place a high value on quality, consistency, food safety and predictability of products and services. All of our facilities are USDA inspected and are Safe Quality Foods (“SQF”) 2000 Level 2 certified. In addition, American Society for Quality (“ASQ”) certified personnel ensure that our internal audit programs reflect current industry best practices.

Attractive, blue-chip customer base.   Our customer base is characterized by strong, long-term partnerships with leading blue-chip companies, which represent some of the largest accounts in the country. At present, we have over 400 customers balanced across our distribution channels, including foodservice distribution (e.g., US Foods, Gordon Food Service and Sysco Corporation), retail (e.g., Costco Wholesale Corporation and H.E. Butt Grocery Company), fresh meat distributors (e.g., Boar’s Head Provisions, Perdue Farms and Tyson Foods, Inc.), national and regional restaurant chains (e.g., Chick-fil-A, Jack in the Box and Little Caesar’s), industrial (e.g., Nestle S.A. and HJ Heinz Co.) and export (e.g., AJC International). Our leadership in cultivating long-standing strategic partnerships is evidenced by the average length of our customer relationships. As of December 27, 2014, the average length of our relationship with our top ten customers was over 15 years. Furthermore, we benefit from limited customer concentration in which our three largest customers collectively accounted for approximately 13% of our total sales and no single customer contributing to more than 6% of our total sales in fiscal year 2014. The depth of our customer relationships provides a foundation for recurring revenues as well as a platform for growth.

Experienced management team.   We have a proven senior management team whose tenure in the chicken and food industries has spanned numerous market cycles and which is among the most experienced in the industry. Our senior management team is led by Elton Maddox, our Chief Executive Officer, who has over 41 years of experience in the chicken industry. The other members of our senior executive team have backgrounds with leading agribusiness and food companies, including, among others, Perdue Farms, Pilgrim’s Pride Corporation, ConAgra Foods, Inc., PepsiCo Inc., Monsanto Company and Sara Lee Corporation. Our management team has improved the competitiveness of our business and instilled a continuous improvement culture focused on operating efficiency. Management’s strategy includes a system-wide competitive gap analysis to improve plant-level profitability, which we believe drives team engagement and local ownership over the results at each plant. We believe that our senior team’s combination of backgrounds and experience will continue to provide the foundation for a results-oriented business that will maintain and strengthen long-term partnerships with vendors and customers to ensure the future growth of our company. We also benefit from shared ideas and experience with the management team of our majority stockholder, Continental Grain, a respected leader in the agribusiness industry that was founded in 1813.

Strategic alliance and support from Continental Grain.   As a majority-owned subsidiary of Continental Grain, we have worked closely with Continental Grain’s management team to leverage their extensive agribusiness experience and implement strategies to manage the risks associated with volatile commodity inputs. Further, we regularly interact with other Continental Grain companies to better understand global trends and share best practices. We also expect that our relationship with Continental Grain will help us as we continue to build new strategic alliances and enhance our existing strategic relationships.

Our Growth Strategy

Our growth strategy is focused in these key areas:

Expansion and optimization of existing plants.   We expect to continue to focus on growing our existing customer relationships and building new partnerships through both our fresh and further processed chicken products and services. Through continued penetration of our existing channels and partnering with our customers to deliver customized, value-added and innovative products, we believe that we are well-positioned to continue our organic growth. Our customers often look to partner with Wayne Farms as they continue to expand their respective businesses. For example, recently, one of our larger customers, a recognized leader in their segment, approached us about substantially expanding our supply to that customer. We have developed a multi-year expansion plan with this customer that will include doubling one of our existing plants in the near term and the potential for further expansion in the future. We also continually look for opportunities to optimize existing facilities and incrementally expand our current capabilities. We have identified opportunities to lower our feed costs through consolidation and expansion of feed mills, which will also allow us to take advantage of capacity expansion opportunities. Our operations teams continually work to identify production bottlenecks and develop plans to eliminate them. Furthermore, we plan to capitalize on robust export market trends for U.S. poultry.

Continued product innovation.   We work with our partners to continually develop new products and processes that meet their needs, including the opportunity to further expand the depth and breadth of our further processed product offerings. Through our proprietary approach to product development and planning, INNOVATION CENTRAL®, our team of R&D staff is able to leverage its expertise in culinology, food science, process development and ideation to find creative solutions for our customers and generate demand for our products. We have demonstrated recent success with several innovative products (e.g., chicken sausages and waffle bites). In addition, our further processing facilities have been approved by the USDA for multi-protein capabilities that will allow us to specialize in custom designed convenience foods. We offer customers fast-track commercialization and can provide limited initial roll-outs as well as broader roll-outs.

Industry consolidation opportunities.   The U.S. poultry industry remains fragmented, with a significant percentage of producers consisting of smaller family-owned businesses. While the top two competitors in the poultry industry have a combined 38% market share, 13 companies make up the next 50% of the market. We believe that we are well prepared to participate in industry consolidation as opportunities arise and are positioned as a consolidator in an industry consisting of many private and family-owned businesses. We believe there is a clear path to further increasing our market share in the industry, and we have demonstrated our ability to successfully integrate acquired plants through our acquisition of the production facility in Dothan, Alabama in 2013. We believe we have a management team, processes and capacity to integrate several companies into our platform. As a public company, our access to the equity market and ability to use our equity as currency will help facilitate our participation in industry consolidation and allow us to diversify our business.

Corporate History

We and our predecessors have been in the agricultural and poultry businesses for nearly 120 years. In 1895, the Marsden Company of Philadelphia formed Allied Mills, Inc., a commercial feed manufacturer that used its expertise in the poultry feed business to expand into the manufacturing and sale of poultry. In 1981, Continental Grain acquired all of Allied Mills, Inc. and the poultry component became Continental Grain’s new Poultry Division. In 2000, the poultry division became a separate entity and was renamed Wayne Farms LLC. Today, Wayne Farms LLC operates nine fresh processing and two further processing facilities throughout the southeastern United States as well as nine hatcheries and nine feed mills and partners with approximately 1,100 independent contract growers.

The Reorganization Transactions

Prior to the consummation of the Reorganization Transactions described below, all of Wayne Farms LLC’s outstanding equity interests are owned by Continental Grain.

In connection with this offering, we and Continental Grain intend to complete a reorganization, which we refer to as the “Reorganization Transactions.” As part of the Reorganization Transactions, the following steps will occur:

•	Wayne Farms LLC will be unitized to provide for Class A Units of Wayne Farms LLC (the “Class A Units”) and Class B Units of Wayne Farms LLC (the “Class B Units”) having identical economic rights. The existing membership interests of Wayne Farms LLC will be converted into the Class B Units, all of which will be held by Continental Grain;
•	we will amend and restate our certificate of incorporation (as amended and restated from time to time, our “Certificate of Incorporation”) and will be authorized to issue two classes of common stock: Class A common stock and Class B common stock, which we refer to collectively as our “common stock.” The Class A common stock and Class B common stock will each provide holders with one vote on all matters submitted to a vote of stockholders. Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. Our Class B common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) that our Class A common stock will have;

•	we will sell shares of our Class A common stock to the public in this offering and contribute all of the net proceeds of this offering (after deducting underwriting commissions and discounts and certain offering expenses) to Wayne Farms LLC in exchange for Class A Units equal in number to the shares of our Class A common stock issued in this offering, at which time we and Continental Grain will enter into the amended and restated limited liability company agreement of Wayne Farms LLC (as amended and restated from time to time, the “Wayne Farms LLC Agreement”), and we will be admitted as the sole managing member of Wayne Farms LLC;
•	Continental Grain will contribute a nominal amount to us in exchange for a number of shares of our Class B common stock equal to the number of Class B Units issued as described above; and
•	we will enter into a tax receivable agreement with Continental Grain (the “Tax Receivable Agreement”) (see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”).

See “Organizational Structure” for further details.

As described above, as part of the Reorganization Transactions, we intend to contribute all of the net proceeds from this offering (after deducting underwriting commissions and discounts and certain offering expenses) to Wayne Farms LLC (including any net proceeds resulting from the underwriters’ decision to exercise their option to purchase additional shares) in exchange for a number of Class A Units equal to the number of shares of our Class A common stock sold in this offering (meaning a contribution amount of $     per Class A Unit, provided that we may reduce such contribution amount, without reducing the number of Class A Units we receive, by the amount of any expenses we pay in connection with this offering for which we are not otherwise reimbursed by Wayne Farms LLC). The net proceeds of this offering contributed to Wayne Farms LLC will be used by Wayne Farms LLC (i) to repay approximately $     of existing indebtedness, (ii) to make a distribution of $     to Continental Grain and (iii) for working capital and general corporate purposes. See “Use of Proceeds” for further details.

The following diagram depicts our organizational structure following the Reorganization Transactions, including this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $     per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:

Immediately following the Reorganization Transactions, including this offering:

•	we will hold all of the Class A Units;
•	Continental Grain will hold all of the Class B Units;
•	public stockholders will own all of our Class A common stock (representing % of the combined voting power); and
•	Continental Grain will own all of our Class B common stock (representing % of the combined voting power).

In connection with the Reorganization Transactions, we will be admitted as the sole managing member of Wayne Farms LLC pursuant to the Wayne Farms LLC Agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Wayne Farms LLC and will also have a substantial financial interest in Wayne Farms LLC, we will consolidate the financial results of Wayne Farms LLC, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continental Grain to a portion of Wayne Farms LLC’s net income (loss). In addition, because Wayne Farms LLC will be under the common control of Wayne Farms affiliates before and after the Reorganization

Transactions, we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests in the assets and liabilities of Wayne Farms LLC at their carrying amounts as of the date of the completion of the Reorganization Transactions.

The Reorganization Transactions and future exchanges by Continental Grain of Class B Units for shares of our Class A common stock are expected to make available favorable tax attributes, including in the case of future exchanges of Class B Units, tax basis adjustments. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future. In connection with the Reorganization Transactions, we will enter into the Tax Receivable Agreement, which will obligate us to make payments to Continental Grain generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Our Principal Stockholder

Following the Reorganization Transactions, including this offering, Continental Grain will control approximately    % of the combined voting power of our outstanding common stock (or    % if the underwriters exercise their option to purchase additional shares). As a result, Continental Grain will control any action requiring the general approval of our stockholders, including the election of our board of directors (which will control our management and affairs), the adoption of amendments to our Certificate of Incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. Because Continental Grain will hold more than 50% of the combined voting power of our outstanding common stock, we will be a “controlled company” under the corporate governance rules for the NASDAQ-listed companies. Therefore we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements. See “Management—Controlled Company.” We will also be party to a Stockholders Agreement (as defined below) with Continental Grain, pursuant to which Continental Grain will be entitled to certain veto rights including with respect to any payment or declaration of any dividend or other distribution on our equity securities (subject to certain exceptions specified therein), as long as Continental Grain Ownership (as defined below) is at least 25%. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Control by Continental Grain may give rise to actual or perceived conflicts of interest with holders of our Class A common stock. Because Continental Grain will hold part of its economic interest through Wayne Farms LLC rather than through the public company, it may have conflicting interests with holders of shares of Class A common stock. In addition, Continental Grain’s significant ownership in us, its rights under the Stockholders Agreement and its resulting ability to effectively control us may discourage a third party from making a significant equity investment in us or a transaction involving a change of control, including transactions in which holders of shares of our Class A common stock might otherwise receive a premium for such holders’ shares over the then-current market price.

Corporate Information

We were formed as a Delaware corporation on March 4, 2015. We are a newly formed corporation, have no material assets, other than ownership interests in Wayne Farms LLC after consummation of the Reorganization Transactions, and have not engaged in any business or other activities except in connection with the Reorganization Transactions described under “Organizational Structure.” Our corporate headquarters are located at 4110 Continental Drive, Oakwood, GA 30566, and our telephone number is (678) 450-3111. Our website address is www.waynefarms.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

Class A common stock offered by us
            shares.
Option to purchase additional shares of our Class A common stock
We have granted the underwriters the right to purchase additional shares of our Class A common stock from us within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately after this offering
            shares (or             shares if the underwriters exercise their option to purchase additional shares). This number excludes             shares of our Class A common stock issuable in exchange for Class B Units as described under “—Exchange rights.” If all outstanding Class B Units were exchanged, we would have             shares of our Class A common stock outstanding immediately after this offering.
Class B common stock to be outstanding immediately after this offering shares.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $     million (or approximately $      million if the underwriters exercise their option to purchase additional shares), after deducting underwriting discounts and commissions, based on an assumed initial offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). We intend to contribute all of the net proceeds from this offering to Wayne Farms LLC in exchange for a number of Class A Units equal to the number of shares of our Class A common stock sold in this offering (meaning a contribution amount of $      per Class A Unit, provided that we may reduce such contribution amount, without reducing the number of Class A Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $      million) for which we are not otherwise reimbursed by Wayne Farms LLC). The net proceeds of this offering contributed to Wayne Farms LLC will be used by Wayne Farms LLC (i) to repay approximately $      of existing indebtedness, (ii) to make a distribution of $     to Continental Grain, and (iii) for working capital and general corporate purposes. See “Use of Proceeds” for further details.
Voting rights
Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. The number of shares of our Class B common stock outstanding at any time will equal the number of Class B Units then outstanding.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our Certificate of Incorporation or as required by applicable law. See “Description of Capital Stock—Common Stock.”

Following the Reorganization Transactions, including this offering, Continental Grain will control approximately    % of the combined voting power of our outstanding common stock (or    % if the underwriters exercise their option to purchase additional shares).

Exchange rights
Subject to the terms and conditions of the Wayne Farms LLC Agreement, each holder of Class B Units has the right to exchange such units, either for (i) shares of our Class A common stock on a one-for-one basis, or (ii) cash (based on the market price of the shares of Class A common stock), at our option (as the managing member of Wayne Farms LLC). Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by our entire board of directors. If we choose to exchange such units for our Class A common stock, we will deliver an equivalent number of shares of Class A common stock to Wayne Farms LLC for further delivery to the exchanging holder and receive a corresponding number of newly issued Class A Units. The exchanging holder’s surrendered Class B Units will be cancelled by Wayne Farms LLC. Upon the completion of such exchange, a number of shares of our Class B common stock held by the exchanging holder equal to the number of Class B Units exchanged will be cancelled. See “Organizational Structure—Amended and Restated Limited Liability Company Agreement of Wayne Farms LLC—Exchange Rights.”
Registration rights
In connection with the Reorganization Transactions, we will grant registration rights to Continental Grain in a registration rights agreement (the “Registration Rights Agreement”) pursuant to which:
•	Continental Grain has the ability to cause us to register the shares of our Class A common stock they could acquire upon exchange of their Class B Units, subject to certain contractual restrictions;
•	Continental Grain has the ability to cause us to register the shares of our Class A common stock they could acquire upon exchange of their Class B Units, subject to certain contractual restrictions, in any registration initiated by us or another stockholder, subject to customary pro rata cutbacks; and

•	Continental Grain may also request that we file a shelf registration statement after we become eligible to register the sale of our securities on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), in order to register the shares of our Class A common stock issuable upon the exchange of Class B Units by Continental Grain and certain transferees thereof from time to time.

See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Stockholders Agreement
We are party to a stockholders agreement with Continental Grain (the “Stockholders Agreement”) pursuant to which Continental Grain is entitled to certain veto rights for so long as it and its permitted transferees continue to maintain beneficial ownership of at least 25% of the Class A common stock (calculated, without duplication, on the basis that all issued and outstanding Class B Units have been exchanged for shares of our Class A common stock) (“Continental Grain Ownership”).

In addition, so long as Continental Grain Ownership is at least 25%, the Stockholders Agreement gives Continental Grain the right to designate such nominees or replacement with respect to a number of directors determined in proportion to the percentage of Continental Grain Ownership up to one director fewer than 80% of the total number of directors on our board of directors.

See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Dividend policy
Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend initially equal to           per share of Class A common stock, commencing          . The payment of dividends to holders of our Class A common stock will be at the sole discretion of our board of directors and will depend on many factors, including, among others, general economic and business conditions, our financial condition and results of operations, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Under our Certificate of Incorporation, dividends may not be declared or paid in respect of any of our Class B common stock. See “Dividend Policy.”
NASDAQ trading symbol
“WNFM.”

Risk factors
You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

Unless we indicate otherwise, throughout this prospectus the number of shares of our Class A common stock and Class B common stock outstanding after the Reorganization Transactions, including this offering, excludes shares of our Class A common stock reserved for issuance upon the exchange of Class B Units.

Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to             additional shares of Class A common stock from us and (ii) an initial public offering price of $      per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables set forth summary historical and pro forma financial data of Wayne Farms LLC for the periods presented. We were formed as a Delaware corporation on March 4, 2015 and have not, to date, conducted any activities other than those incident to our formation, the Reorganization Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The summary historical statements of operations and comprehensive income (loss) data for the years ended March 29, 2014, March 30, 2013 and March 31, 2012 and summary historical balance sheet data as of March 29, 2014 and March 30, 2013 have been derived from Wayne Farms LLC’s audited financial statements included elsewhere in this prospectus.

The summary historical statements of operations and comprehensive income (loss) data for the nine months ended December 27, 2014 and December 28, 2013 and the summary historical balance sheet data as of December 27, 2014 have been derived from the unaudited condensed financial statements of Wayne Farms LLC included elsewhere in this prospectus and have been prepared on the same basis as audited financial statements of Wayne Farms LLC. In the opinion of management, the unaudited financial statements of Wayne Farms LLC include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations in these periods. The results of any interim period are not necessarily indicative of the results that can be expected for the full year or any future period.

The summary unaudited pro forma financial information has been developed by the application of pro forma adjustments to the historical consolidated financial statements included in this prospectus. The summary unaudited pro forma financial information for the year ended March 29, 2014 and as of and for the nine months ended December 27, 2014 gives effect, in the manner described under “Unaudited Pro Forma Financial Information” and the notes thereto, to (i) the capitalization of Wayne Farms LLC and the issuance by us of       shares of Class A common stock, (ii) the purchase by us of Class A Units directly from Wayne Farms LLC and the related effects of the Tax Recievable Agreement, (iii) a provision for corporate income taxes, and (iv) repayment of approximately $          of existing indebtedness and anticipated cash distribution of $          million by Wayne Farms LLC to Continental Grain as if all such events had been completed as of March 31, 2013 with respect to the unaudited pro forma statements of operations and as of December 27, 2014 with respect to the unaudited pro forma balance sheet. The unaudited pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances. The summary historical and pro forma financial data presented below do not purport to represent our financial position or results of operations that would actually have occurred had the transactions referred to above been consummated on the applicable date or to project our financial position or results of operations for any future date or period and should be read together with “Capitalization,” “Organizational Structure,” “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Wayne Farms LLC’s respective audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Years Ended			Pro Forma Wayne Farms, Inc. for the Fiscal Year Ended (1)	Nine Months Ended		Pro Forma Wayne Farms, Inc. for the Nine Months Ended (1)
(In thousands except per share data)	March 29, 2014	March 30, 2013	March 31, 2012	March 29, 2014	December 27, 2014	December 28, 2013	December 27, 2014
Statements of Operations and Comprehensive Income Data:
Net Sales:
Third party	$2,029,880	$1,754,307	$1,496,484		$1,657,109	$1,559,196
Related party	49,419	48,691	57,004		43,266	36,009
Total Net Sales	2,079,299	1,802,998	1,553,488		1,700,375	1,595,205

Costs of Goods Sold	1,819,795	1,636,890	1,559,205		1,366,038	1,379,855

Gross Profit (loss)	259,504	166,108	(5,717)		334,337	215,350
Selling, General and Administrative Expense	69,037	55,668	40,591		61,592	48,524
Income (Loss) from Operations	190,467	110,440	(46,308)		272,745	166,826

Interest Expense, Net	(12,804)	(12,883)	(17,717)		(3,701)	(11,742)

Income (Loss) before Income Taxes	177,663	97,557	(64,025)		269,044	155,084

Income Tax Expense (Benefit)	62,247	36,792	(25,693)		94,732	54,722

Net Income (Loss)	115,416	60,765	(38,332)		174,312	100,362

Cash Flow Hedges	—	—	745		—	—
Change in Unrecognized Post Retirement Cost	(60)	(65)	(35)		(128)	(123)
Other Comprehensive (Loss) Income	(60)	(65)	710		(128)	(123)
Total Comprehensive Income	$115,356	$60,700	$(37,622)		$174,184	$100,239
Net Income (Loss) Attributable to Noncontrolling Interest
Net Income (Loss) Attributable to Wayne Farms, Inc.

Pro Forma Basic and diluted earnings per share of Class A common stock (1):
Basic
Diluted
Pro Forma Weighted average number of shares of Class A common stock (1):
Basic
Diluted
	As of		As of	Pro Forma Wayne Farms, Inc. As of (1)
(In thousands)	March 29, 2014	March 30, 2013	December 27, 2014	December 27, 2014
Balance Sheet Data:
Cash	$23,995	$—	$119,980
Total Assets	598,043	560,782	715,114
Long-Term Debt	112,500	70,250	155,500
Total Liabilities	372,759	385,854	525,146
Total Equity	$225,284	$174,928	$189,968

(1)	Based on an assumed initial public offering price of $ per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our Class A common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including the financial statements and the related notes, before deciding to purchase any shares of our Class A common stock.

Risks Related to Our Business

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the chicken industry is materially affected by the commodity prices of feed ingredients and various market prices of chicken, which are determined by supply and demand factors. As a result, the chicken industry is subject to cyclical earnings fluctuations.

The price of feed ingredients is primarily affected by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the United States and foreign governments and weather patterns throughout the world. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens or deliver products. More recently, feed prices have been impacted by increased demand for ethanol, domestically, and for animal protein production, globally, as well as increased grain production levels outside the United States.

Market prices for feed ingredients were at historically high levels throughout 2011, 2012 and most of 2013 and were volatile in 2014. Favorable growing conditions across key growing areas led to record corn and soy bean meal harvests in 2014 and pushed prices lower. Despite record worldwide production levels, prices have remained volatile due to global events that have created uncertainty in the market, including fluctuating oil prices, the risk of armed conflict between Russia and the Ukraine, imposed export duties on wheat by Russia and logistical challenges for grains in the United States and South America. Consequently, there can be no assurance that the price of corn or soybean meal will not continue to rise as a result of, among other things, increasing demand for these products around the world and alternative uses of these products, such as ethanol and biodiesel production.

Volatility in feed ingredient prices has had, and may continue to have, a materially adverse effect on our operating results, which has resulted in, and may continue to result in, additional noncash expenses due to impairment of the carrying amounts of certain of our inventory. Although we have sought to mitigate the impact of feed price volatility on our profitability by decreasing the amount of our products that are sold under longer term fixed price contracts, these changes will not eliminate the impact of changes in feed ingredient prices on our profitability and would prevent us from profiting on such contracts during times of declining market prices of chicken.

The supply of chicken in the United States may substantially outpace the demand for chicken in the future. If such an imbalance were to occur, the U.S. poultry industry may transition into a down market of reduced profitability.

Our efforts to manage our feed ingredient costs by entering into advance purchase commitments or financial derivative contracts for the purchase of feed ingredients may not be successful.

Although we periodically seek, to the extent available, to enter into advance purchase commitments or financial derivative contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs, the use of these instruments may not be successful. In addition, we have not designated the derivative financial instruments that we have purchased to mitigate commodity purchase exposures as cash flow hedges. Therefore, we recognize changes in the fair value of these derivative financial instruments immediately in earnings. Unexpected changes in the fair value of these instruments could adversely affect the results of our operations.

Outbreaks of poultry diseases, including avian influenza, can significantly affect our ability to conduct our operations and demand for our products.

Events beyond our control, such as the outbreaks of disease, either in our flocks or elsewhere, could significantly affect demand for our products or our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could also result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

During 2012 and 2013, there was substantial publicity regarding a highly pathogenic strain of avian influenza, known as H7N3, which affected several states in central Mexico. There are several hypotheses about the cause of the outbreak in Mexico, including transmission from wild birds or the possibility of introduction through poultry trade. The Mexican government and poultry industry culled approximately 28.3 million birds. The disease was found in approximately 90 commercial facilities in Mexico. While the Mexican government and poultry industry undertook an extensive vaccination program with the goal of administering approximately 210 million doses per month, there remains the possibility of an avian influenza outbreak in Mexico that could have a material adverse effect on our business, reputation and/or prospects.

During the first half of 2013, there was also substantial publicity regarding a low pathogenic strain of avian influenza, known as H7N9, which affected eastern and northern China in and around the cities of Shanghai and Beijing. It is widely believed that H7N9 circulates in wild birds and may be transmitted to domestic poultry. H7N9 is also believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease. There were 133 confirmed cases, including 43 deaths, of H7N9 infection in humans related to this outbreak.

The U.S. poultry industry went on high alert in mid-December 2014 following news that a falcon in Whatcom County, Washington, was infected with H5N8, one of two recently detected strains of the avian flu virus. The same strain then surfaced in southern Oregon and then, on January 4, 2015 reports emerged that a small, backyard flock of chickens in Washington state was infected with H5N2, another strain of the avian flu virus, prompting the culling of 50 birds. The news led USDA’s Animal and Plant Health Inspection Service to notify the Food Safety Inspection Service (the “FSIS”) that until further notice the certification statement referring to the United States as free from highly pathogenic avian influenza could not be endorsed. This led to 30 countries banning or applying restrictions to the importation of poultry from the Pacific Northwest, including Sri Lanka, South Korea and Thailand who applied the ban to all U.S. poultry and poultry products. India has cited avian influenza spread as the reason for banning U.S. poultry imports since 2007 and occurrences of low pathogenic strains in the state of Arkansas have led China to ban poultry products from Arkansas over the past several years, which impacts exports from our slaughter facilities located in Danville, Arkansas.

In March and April 2015, commercial turkey flocks in the states of Minnesota, Missouri, Arkansas, Iowa, North Dakota and South Dakota and a commercial chicken flock in Wisconsin were each infected with the H5N2 strain of avian influenza, the same strain found in the backyard flocks of poultry in Washington state, Oregon, Montana, Idaho and Kansas. The affected flocks were immediately euthanized and all commercial poultry companies were put on high alert. It is currently believed that there are no known risks of human infection at the present time related to H5N2, but high precautionary measures are being taken and state agencies are involved. More than 40 countries have now imposed some form of export ban of poultry products from the United States.

Although highly pathogenic strains of avian influenza have not been identified in the United States until recently, there have been outbreaks of other low pathogenic strains of avian influenza in the United States. Historically, the outbreaks of low pathogenic strains of avian influenza have not generated the same level of concern, received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with highly pathogenic strains. Even if high pathogenic strains of avian influenza do not spread to the United States, there can be no assurance that these or other outbreaks will not materially adversely affect demand for U.S.-produced poultry internationally or domestically. Were an outbreak to occur in the United States, such an occurrence could significantly affect our ability to conduct our operations and/or demand for our products, in each case in a manner having a material adverse effect on our business, reputation and/or prospects.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products are subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and Campylobacter. These pathogens are generally found in the environment, and, as a result, there is a risk that they could be present in our processed poultry products because of dressing practices and food processing. These pathogens can also be introduced as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, although not eliminated, by adherence to good husbandry practices, sanitary dressing procedures and manufacturing practices. We have little, if any, control over proper handling once the product has been shipped. Illness and death may result if the pathogens are not eliminated at the further processing, foodservice or consumer level. Even an inadvertent shipment of contaminated ready-to-eat products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies, any of which may have a material adverse effect on our business, reputation and prospects. Even though these pathogens are not considered adulterants by federal law, these same consequences can also occur when raw poultry products are contaminated with particular pathogens that result in human illness. For example, in October 2013, the Centers for Disease Control and Prevention (“CDC”), in cooperation with the FSIS, announced that epidemiological evidence, laboratory results and trace back inspections from an on-going Salmonella food poisoning outbreak had implicated one of our competitor’s brands of chicken as the likely source of the outbreak strains. The FSIS then issued a Notice of Intended Enforcement (“NOIE”) to three of our competitor’s facilities along with continued intensified sampling of raw chicken parts for Salmonella. As a result of these NOIEs, such competitor implemented corrective actions and preventive measures utilizing multiple interventions to reduce Salmonella throughout its entire poultry production process. During the time of this outbreak, such competitor also had to recall an undetermined amount of chicken products that may have been contaminated with one of the outbreak strains of Salmonella Heidelberg, a drug-resistant strain of Salmonella involved in the outbreak. Such competitor has reported an investment of $75 million in their strategy of Salmonella interventions at the breeder level, at hatcheries, at grow-out farms and at the processing plant where the final product is packaged as a result of this outbreak. While no outbreak is currently affecting our products or operations, such an outbreak could occur and present an adverse effect on our operations and financial results.

Product liability claims or product recalls can adversely affect our business reputation, expose us to increased scrutiny by federal and state regulators and may not be fully covered by insurance.

The packaging, marketing and distribution of food products entail an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain products and/or subject to product liability claims in the event of contamination or damage to the products. In particular, while our deboning processes are generally effective, there is an inherent risk that inadvertently unremoved chicken bones could cause injury, illness or death to a consumer of our product. In addition to the risks of product liability or product recall due to deficiencies occurring in our production or processing operations, we may encounter the same risks if any third party tampers with our products. There can be no assurance that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that could have a material adverse effect on our ability to market our products successfully and on our business, reputation, prospects, financial condition and results of operations.

We currently maintain insurance with respect to certain of these risks, including product liability insurance, property insurance, workers compensation insurance, business interruption insurance and general liability insurance, but in many cases such insurance is expensive, subject to coverage limits and difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all. Moreover, even though our insurance coverage may be designed to protect us from losses attributable to certain events, it may not adequately protect us from liability and expenses we incur in connection with such events. Due to the significant cost of coverage, we choose not to carry product recall insurance, which may cover actual expenses of a recall, the services of a crisis management consultant during a recall, coverage for brand rehabilitation and public relations, or coverage for loss of sales due to negative publicity. Therefore any product recall we are required to initiate could have a significant impact on our business, financial condition and results of operations.

Competition in the chicken industry with other vertically integrated poultry companies may make us unable to compete successfully, which could adversely affect our business, financial condition and results of operations.

The chicken industry is highly competitive. In the United States, we primarily compete with other vertically integrated poultry producers.

In general, the competitive factors in the U.S. chicken industry include price, product quality, product development, brand identification, packaging, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the industrial and national accounts markets, competition is based on product quality and food safety, product development, customer service, production capacity and price. Further, there is some competition with non-vertically integrated further processors in the prepared chicken business. If we fail to compete successfully against our existing or potential competitors, many of whom have greater resources than we have, our market share, revenue and profits could decline, which could adversely affect our business, financial condition and results of operations.

The loss of one or more of our largest customers could adversely affect our business, financial condition and results of operations.

Our three largest customers accounted for approximately 13% of our net sales in fiscal year 2014, and we believe we will continue to derive a substantial portion of our revenue from these customers. Our business could suffer significant setbacks in revenues and operating income if we lost one or more of our largest customers, or if there is a significant reduction in business with these customers. Contractual relationships with our customers do not guarantee sales volumes or longevity and our relationship with our largest customers could change at any time. If we were to lose one or more of our largest customers, there is no assurance that we would be able to replace such customers with new customers that generate comparable sales volumes, which would adversely affect our business, financial condition and results of operations.

Disruptions in international markets and distribution channels could adversely affect our business, financial condition and results of operations.

Historically, we have targeted international markets to generate additional demand for our products. In particular, given U.S. customers’ general preference for white meat, we have targeted international markets for the sale of dark chicken meat, specifically leg quarters, drumsticks and other by-products such as paws and wing tips that are natural by-products of our U.S. operations’ concentration on prepared chicken products. We have partnered with key distributors to create an international distribution network into several markets in Asia, Africa, the Middle East and countries within the Commonwealth of Independent States, such as Russia. Our sales in these markets may be, and in recent periods have been, adversely affected by disruptions in chicken export markets. For example, China imposed anti-dumping and countervailing duties on the U.S. chicken producers in 2010, which have deterred Chinese importers from purchasing chicken products of U.S. origin. Additionally, from time to time Russia has restricted the importation of U.S. poultry products for the protection of their domestic poultry producers and in cases of allegations of consumer health issues.

A significant risk is disruption due to import restrictions and tariffs, other trade protection measures, and import or export licensing requirements. In addition, disruptions may be caused by outbreaks of disease such as avian influenza, either in our flocks or elsewhere in the world, and resulting changes in consumer preferences. Exchange rate fluctuation also presents a risk and has adversely affected us in the past.

One or more of these or other disruptions in the international markets and distribution channels could adversely affect our business, financial condition and results of operations.

The removal of federal meat and poultry inspectors from our plants due to federal government budget constraints, or any other reason, could materially and adversely affect our business, financial condition and results of operations.

The Poultry Products Inspection Act prohibits the production, processing or interstate distribution of poultry meat without federal inspection. To implement this law, the USDA stations inspectors at our poultry processing plants to observe our operations.

The Budget Control Act of 2011 mandates mandatory cuts in the budgets of many governmental agencies in the United States. Such cuts, commonly referred to as “sequestration,” took effect on March 1, 2013.

In a letter dated February 12, 2013, Thomas J. Vilsack, the U.S. Secretary of Agriculture, indicated that while furloughing food safety inspectors is the “last option” the USDA would implement to achieve necessary sequestration cuts, such action may be necessary in order to comply with the mandates of the Budget Control Act of 2011. Because applicable law would prohibit us from operating our poultry processing plants without the presence of federal inspectors, we would have to shut down our processing plants and our live chickens would continue to mature, possibly reaching weights that exceed the market standards demanded by our customers. In addition, live chickens would likely experience significantly higher mortality due to the higher live weights. Our inability to process chickens at our poultry processing plants for an extended period of time would materially disrupt our operations and our ability to deliver our product.

To date, funding for food safety inspectors has been provided at levels adequate to allow uninterrupted operations. However, if funding for the USDA inspection program is not maintained, we could experience the material adverse effects described above.

In addition, the FSIS recently adopted a “Modernization of Poultry Slaughter and Inspection” rule that permits poultry processors to shift the majority of inspection responsibilities from the federal inspectors to company employees. We have not elected to transition to the inspection approach allowed under the new regulation, and as such, the regulation has not had a material impact on our operations. However, if future regulations are adopted that compel our transition to a primarily company-run inspection program, it could result in significant changes in the manner in which we operate our plants and produce and inspect poultry products, which could include increased operations costs, and alter our relationships with the FSIS at our processing plants.

New immigration legislation or increased enforcement efforts in connection with existing immigration legislation could cause the costs of doing business to increase, cause us to change the way we conduct our business or otherwise disrupt our operations.

Immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new federal immigration legislation is enacted or if states in which we do business enact immigration laws, such laws may contain provisions that could make it more difficult or costly for us to hire U.S. citizens or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, financial condition and results of operations. Despite our past and continuing efforts to hire only U.S. citizens or persons legally authorized to work in the United States, we may be unable to ensure that all of our employees are U.S. citizens and/or persons legally authorized to work in the United States. Applicants may file fraudulent documents that E-Verify and other screening tools are unable to detect. There is also risk of non-compliance if our employees fail to follow the training, procedures and policies put in place to properly verify eligibility to work. Failure to comply with immigration laws can give rise to substantial fines payable by us and the immediate dismissal of those employees found not eligible to work, which could affect our ability to fully staff the plant on a temporary basis until replacement eligible employees are hired. U.S. Immigration and Customs Enforcement has investigated identity theft within our workforce and may further conduct additional investigations from time to time. There can be no assurances that enforcement efforts by governmental authorities will not disrupt a portion of our workforce or operations at one or more facilities, thereby negatively impacting our business. Also, no assurance can be given that further enforcement efforts by governmental authorities will not result in the assessment of fines that could adversely affect our business, financial condition and results of operations.

Loss of essential employees could have a significant negative impact on our business, financial condition and results of operations.

Our success is largely dependent on the skills, experience, and efforts of our management and other employees. The loss of the services of one or more members of our senior management or of numerous employees with essential skills could have a negative effect on our business, financial condition and results of operations. If we are not able to retain or attract talented, committed individuals to fill vacant positions when needs arise, it may adversely affect our ability to achieve our business objectives.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

As of December 31, 2014, we employed approximately 9,000 persons in the United States with approximately 65% of those employees covered under collective bargaining agreements. At any given time, we may be in some stage of contract negotiations with various collective bargaining units. Approximately 45% of union employees are covered under a collective bargaining agreement that expires in 2015. Approximately 0.5% of union employees are covered under a collective bargaining agreement that expires in 2016. Approximately 41% of union employees are covered under a collective bargaining agreement that expires in 2017. We are currently in negotiations at our Albertville, Alabama plant location, which employs approximately 14% of our unionized employees, and our Decatur, Alabama further processing plant, which employs approximately 14% of our unionized employees, and there is no assurance that an agreement will be reached at either plant. In the absence of an agreement, or if we fail to maintain good relations with our employees or with labor unions, we may become subject to labor disruptions, which could have an adverse effect on our business, financial condition and results of operations.

Although we believe our relationship with our employees and local union leadership is satisfactory, some International Union leaders have actively pressured regulatory agencies to seek causes of action, which, if successful, could adversely affect the industry and our plant locations.

For instance, a social activist group and organized labor groups at the regional and national level have actively encouraged the Occupational Safety and Health Administration (“OSHA”) to investigate ergonomic issues at multiple plants, resulting in citations based on ergonomic and safety hazards at one location. OSHA cited us for ergonomic safety hazards under the general duty clause. Although we are contesting the citations and accompanying fines, should OSHA’s claim be successful, we may be forced to adopt different practices, which could increase labor costs, and/or use mechanical debone equipment in place of employees, which could increase capital and operating expenses, as well as reduce labor costs, which could materially impact relations with the unions.

OSHA also alleged in its citation that we had failed to report injuries and discouraged employees from seeking medical treatment. Although we deny those allegations and are vigorously defending such allegations, if OSHA is successful it could have a material impact on labor relations, labor costs or insurance costs.

Extreme weather, natural disasters or other events beyond our control could negatively impact our business.

Bioterrorism, fire, pandemic, extreme weather, utility disruptions or natural disasters, including droughts, floods, excessive cold or heat, tornadoes, hurricanes or other storms, could impair the health or growth of our flocks, production or availability of feed ingredients, or interfere with our operations due to power outages, fuel shortages, damage to our production and processing facilities or disruption of transportation channels, among other things. For example, in April 2011, our North Alabama operations were affected by severe tornadoes and four of our plants had no electricity for a week. To the extent we do not have adequate insurance or if we are unable to utilize alternative sites to handle the operations at the impacted plant locations, any such events could have an adverse effect on our business, financial condition and results of operations.

We may face significant costs for compliance with existing or changing environmental, health and safety requirements and for potential environmental obligations relating to current or discontinued operations.

Our operations are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment, including those relating to the discharge of materials into the environment, the use of medication in feed formulations, disposal of chicken by-products, the handling, treatment and disposal of wastes and remediation of soil and groundwater contamination. Failure to comply with these requirements could have serious consequences for us, including criminal as well as civil and administrative penalties, claims for property damage, personal injury and damage to natural resources and negative publicity. Compliance with existing or changing environmental requirements, including more stringent limitations imposed or expected to be imposed in recently renewed or soon-to be renewed environmental permits, will require capital expenditures for installation of new or upgraded pollution control equipment at some of our facilities.

Operations at many of our facilities require the treatment and disposal of wastewater, storm-water and agricultural and food processing wastes, the use and maintenance of refrigeration systems, including ammonia-based chillers, noise, odor and dust management, the operation of mechanized processing equipment, and other operations that potentially could affect the environment, health and safety. Some of our facilities have been operating for many years, and were built before current environmental standards were imposed, and/or in areas that recently have become subject to residential and commercial development pressures. Failure to comply with current and future environmental, health and safety standards could result in the imposition of fines and penalties, and we have been subject to such sanctions from time to time.

New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future.

Our operations are subject to general risks of litigation.

We are involved on an on-going basis in various forms of litigation with a variety of parties including but not limited to employees, former employees, members of the communities around our facilities, end-consumers, customers, independent contract growers, vendors or suppliers arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees, neighboring landowners or injured persons, and claims relating to commercial, labor, employment, public nuisance, antitrust, securities or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty, and adverse litigation trends and outcomes could adversely affect our business, financial condition and results of operations.

We depend on contract growers and independent producers to provide grow out services.

We contract exclusively with independent contract growers to raise the live chickens processed in our poultry operations. If we do not attract and maintain contracts with growers with adequate updated equipment or maintain marketing and purchasing relationships with independent producers, our production operations could be negatively affected. Independent contract growers may fail to adhere to our quality control and food safety processes, which could adversely affect our reputation, business, financial condition and results of operations.

Changes in consumer preference could negatively impact our business, financial condition and results of operations.

We, our customers and the food industry in general are subject to changing consumer trends, demands and preferences. Trends within the food industry change often, and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products, and could have an adverse effect on our business, financial condition and results of operations.

Many of our customers have iconic brands with significant value. The continued value of these brands is critical to the success of our business, financial condition and results of operations as we view our customers’ brands as extensions of our own. Brand value is based in large part on consumer perceptions and preferences. Our customers’ brand values could diminish significantly due to a number of factors, including consumer perception that we or they have acted in an irresponsible manner, adverse publicity about our or their products (whether or not valid), our or their failure to maintain the quality of our or their products, the failure of our or their products to deliver consistently positive consumer experiences or our or their products becoming unavailable to consumers.

Failure of our information technology infrastructure or software could adversely affect our day-to-day operations and decision-making processes and have an adverse effect on our performance.

We depend on accurate and timely information and numerical data from key software applications to aid our day-to-day business, financial reporting and decision-making and, in many cases, proprietary and custom-designed software is necessary to operate equipment in our feed mills, hatcheries and processing plants. We have put in place disaster recovery plans for our critical systems. However, any disruption caused by the failure of these systems, the underlying equipment, or communication networks could delay or otherwise adversely impact our day-to-day business and decision making, could make it impossible for us to operate critical equipment, and could have a materially adverse effect on our performance. Disruptions could be caused by a variety of factors, such as catastrophic events or weather, power outages, or cyber-attacks on our systems by outside parties.

We would be adversely affected if we expand our business by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses, building new processing plants or expanding existing plants. Significant expansion involves risks such as additional debt, integrating the acquired business or new plant into our operations, attracting and retaining growers, and identifying customers for the additional product we generate. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Furthermore, acquisitions involve a number of risks and challenges, including:

•	Diversion of management’s attention;
•	The need to integrate acquired operations;
•	Potential loss of key employees and customers of the acquired companies;
•	Lack of experience in operating in the geographical market of the acquired business;
•	An increase in our expenses and working capital requirements, including increases due to additional debt financing; and
•	Lack of operating experience in new segments

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions.

Assumption of unknown liabilities in acquisitions may harm our business, financial condition and results of operations.

Acquisitions may be structured in such a manner that would result in the assumption of unknown liabilities not disclosed by the seller or uncovered during pre-acquisition due diligence. Such unknown obligations and liabilities could harm our business, financial condition and results of operations.

Weak national or global economic conditions could negatively impact our business, financial condition and results of operations.

Deteriorating economic conditions could negatively impact consumer demand for animal protein generally or our products specifically, consumers’ ability to afford our products or consumer habits with respect to how they spend their food dollars. As a result, our business may be adversely affected by weak national or global economic conditions, including inflation, unfavorable currency exchange rates and interest rates, the lack of availability of credit on reasonable terms, changes in consumer spending rates and habits, unemployment and underemployment, and a tight energy supply and rising energy costs. Our business could be negatively impacted if efforts and initiatives of the governments of the United States and other countries to manage and stimulate the economy fail or result in worsening economic conditions.

Disruptions in credit and other financial markets caused by deteriorating national and international economic conditions could, among other things, make it more difficult for us, our customers or our growers or prospective growers to obtain financing and credit on reasonable terms, cause lenders to change their practice with respect to the industry generally or our company specifically in terms of granting credit extensions and terms, impair the financial condition of our customers, suppliers or growers making it difficult for them to meet their obligations and supply raw material, or impair the financial condition of our insurers, making it difficult or impossible for them to meet their obligations to us.

The consolidation of customers could negatively impact our business, financial condition and results of operations.

Our customers, such as national and regional food distributors and industrial, fresh meat distributors have consolidated in recent years, and consolidation is expected to continue throughout the United States and in other major markets. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases and demanding lower pricing, increased promotional programs and specifically tailored products. Because of these trends, our volume growth could slow or we may need to lower prices or increase promotional spending for our products, any of which would adversely affect our business, financial condition and results of operations.

Media campaigns related to food production present risks.

Individuals or organizations can use social media platforms to publicize inappropriate or inaccurate stories or perceptions about the food production industry or our company. Such practices could cause damage to the reputations of our company or the food production industry in general. This damage could adversely affect our business, financial condition and results of operations. In addition, animal rights activists and other political and social justice activists may misrepresent facts and spread falsehoods, plant damaging misinformation, set up compromising photographs and start campaigns to damage our reputation and/or the reputation of our customers. Furthermore, these activists may also file false claims, sensationalize incidents and disrupt production, including causing violence to further their causes.

Recently, there has been consumer concern and consumer activism with respect to the use of antibiotics and growth promotants in animal feed as well as the consumption of chicken products generally. A sustained campaign of negative press resulting from media or consumer advocacy groups, industry litigation, loss of export markets or other factors could adversely affect the public’s perception of the industry as a whole and lead to reluctance by customers to buy chicken products. In addition, heightened consumer concern over the use of antibiotics and growth promotants in animal feed could result in increased government regulation in response to that concern. Any such event may affect the growth of the poultry market and lead to a decrease in our sales, which could have a material adverse effect on our business, financial condition and results of operations.

Pressure from animal rights groups regarding the treatment of animals may subject us to additional costs to conform our practices to comply with developing standards or subject us to marketing costs to defend challenges to our current practices and protect our image with our customers.

We and many of our customers are facing pressure from animal rights groups, such as People for the Ethical Treatment of Animals and the Humane Society of the United States to require that all companies that supply food products operate their business in a manner that treats animals in conformity with certain standards developed or approved by these animal rights groups. Certain of our customers also require animal rights standards and audits of our facilities. As a result, we are continuously reviewing and improving our operating procedures at our hatcheries, processing plants and at the grow-out farms that independent contract growers operate. The treatment standards require, among other things, extensive animal rights training, regular extensive animal rights audits, alarm systems and generators in our hatcheries, sanitation procedures in the hatchery, temperature monitoring, housing and ventilation standards, chick injury reporting, feed and drinking programs, veterinary care, minimum cage space for our chickens and proper handling procedures in the plant. These animal rights groups have made legislative efforts to ban any form of caged housing in various states. Changing our procedures and infrastructure to conform to these guidelines has resulted and will continue to result in additional costs of production. While some of the increased costs have been passed on to our customers, we cannot provide assurance that we can continue to pass on these costs, or additional costs we will face, in the future.

Failure to continually innovate and successfully launch new products could adversely impact our operating results.

Our financial success is dependent on anticipating changes in consumer preferences and dietary habits and successfully developing and launching new products and product extensions that consumers want. We devote significant resources to new product development and product extensions, however we may not be successful in developing innovative new products or our new products may not be commercially successful. To the extent we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, our financial results and our competitive position will suffer. In addition, our introduction of new products or product extensions may generate litigation or other legal proceedings against us by competitors claiming infringement of their intellectual property or other rights, which could negatively impact our results of operations.

Risks Related to Our Organization and Structure

We are a holding company and our principal asset after completion of this offering will be our equity interests in Wayne Farms LLC, and we are accordingly dependent upon distributions from Wayne Farms LLC to pay taxes and other expenses.

We are a holding company and, upon completion of the Reorganization Transactions, including this offering, our principal asset will be our ownership of Wayne Farms LLC. See “Organizational Structure.” We have no independent means of generating revenue. As the sole managing member of Wayne Farms LLC, we intend to cause Wayne Farms LLC to make distributions to Continental Grain and us, its only equity holders, in amounts sufficient to cover all applicable taxes payable by us and any payments we are obligated to make under the Tax Receivable Agreement that we intend to enter into as part of the Reorganization Transactions. However, we are limited in our ability to cause Wayne Farms LLC or any of its future subsidiaries to make distributions to us (including for purposes of paying corporate and other overhead expenses and dividends) under the credit agreement governing the term loan and revolving credit facilities that make up the senior credit facility (the “Senior Credit Facility”). In addition, Delaware law, or the laws of jurisdictions in which future subsidiaries of Wayne Farms LLC are organized, may restrict the ability of Wayne Farms LLC or such subsidiaries to make distributions under certain circumstances.

To the extent that Wayne Farms LLC or its subsidiaries are restricted from making distributions to us under applicable law, as a result of covenants in the credit agreement governing the Senior Credit Facility or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

Under the Wayne Farms LLC Agreement, we expect to cause Wayne Farms LLC, from time to time, to make pro rata distributions in cash to Continental Grain and us, its only equity holders, in amounts sufficient to cover the taxes on their allocable share of the taxable income of Wayne Farms LLC. As a result of (i) potential differences in the amount of net taxable income allocable to us and to Continental Grain, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we anticipate will be available to us as a result of (a) the future exchanges of Class B Units, (b) payments under the Tax Receivable Agreement, and (c) future deductions attributable to the acquisition of interests in Wayne Farms LLC, we expect that these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Class B Units and corresponding shares of common stock will be made as a result of any cash distribution by us or any retention of cash by us, and Continental Grain would benefit from any value attributable to any such retained cash as a result of their ownership of Class A common stock following an exchange of their Class B Units.

Control by Continental Grain of the voting power in Wayne Farms, and its rights under the Stockholders Agreement, may give rise to actual or perceived conflicts of interests.

Upon completion of this offering, we will be controlled by Continental Grain, through its ownership of all of our Class B common stock. Continental Grain’s interests may differ from those of our other stockholders. Upon completion of this offering, Continental Grain will control approximately          % of the voting interest in Wayne Farms (or          % if the underwriters exercise their option to purchase additional shares). Each share of our Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Common Stock—Voting” and “Organizational Structure—Amended and Restated Limited Liability Company Agreement of Wayne Farms LLC—Voting and Economic Rights.” Because Continental Grain will have a majority of the voting power in Wayne Farms and our Certificate of Incorporation will not provide for cumulative voting, it will have the sufficient voting power to elect all of the members of our board of directors, which will control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of Class A common stock or other securities, and the declaration and payment of dividends. In addition, as long as Continental Grain Ownership is at least 25%, the Stockholders Agreement will provide Continental Grain with veto rights with respect to certain material matters.

Continental Grain’s interests may not be fully aligned with yours, which could lead to actions that are not in your best interest. Because Continental Grain holds part of its economic interest in our business through Wayne Farms LLC, rather than through the public company, it may have conflicting interests with holders of shares of our Class A common stock. For example, Continental Grain may have different tax positions from us, which could influence its decisions regarding whether and when Wayne Farms LLC should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement, and whether and when we should undergo certain changes of control within the meaning of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, upon any future exchanges by Continental Grain of Class B Units for shares of our Class A common stock, the amount of any payments to be made under the Tax Recievable Agreement to Continental Grain may depend in part on whether adjustments to tax basis analysis from such exchanges are allocable to assets that are depreciable or amortizable for U.S. federal income tax purposes. Also, structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” In addition, Continental Grain’s significant ownership in us, its rights under the Stockholders Agreement and its resulting ability to effectively control us may discourage a third party from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price, which might ultimately affect the market price of our Class A common stock.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the 180-day lock-up period expires, Continental Grain will be able to transfer control of us to a third party, which would not require the approval of our board of directors or our other stockholders.

Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply against Continental Grain, any of our non-employee directors (except where such opportunity is expressly offered to such person solely in his or her capacity as a director of the Company), or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent that Continental Grain, our non-employee directors or any of their respective affiliates invest in other businesses, they may have differing interests than our other stockholders. See “Certain Relationships and Related Party Transactions—Other Transactions.”

For additional information regarding the share ownership of, and our relationship with, Continental Grain, see “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

We have a substantial amount of indebtedness and may incur significantly more indebtedness, which could have a material adverse effect on our business, financial condition and results of operations.

As of December 27, 2014, after giving effect to the Reorganization Transactions, including this offering and the application of the net proceeds from this offering, we would have had an aggregate of $          million outstanding indebtedness under the Senior Credit Facility. If we cannot generate sufficient cash flow from operations to service this debt, we may need to refinance this debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all.

This substantial amount of indebtedness could limit our ability to obtain necessary additional financing for working capital, capital expenditures or other purposes in the future, plan for or react to changes in our business and the industries in which we operate, make future acquisitions or pursue other business opportunities and react in an extended economic downturn.

Despite this substantial indebtedness, we may still be able to incur significantly more debt. The incurrence of additional debt could increase the risks associated with leverage, including our ability to service this indebtedness. In addition, because borrowings under the Senior Credit Facility bear interest at a variable rate, the interest expense could increase, exacerbating these risks. For instance, assuming an aggregate principal balance of $164 million outstanding under the Senior Credit Facility, which was the amount outstanding as of December 27, 2014, a 1% increase in the interest rate charged on this debt would increase the annual interest expense by $1.6 million.

In addition, the covenants in the credit agreement governing the Senior Credit Facility may negatively impact our ability to finance future operations or capital needs or to engage in other business activities. The credit agreement governing the Senior Credit Facility also restricts our ability to, among other things, incur additional indebtedness, dispose of assets, guarantee debt obligations, pay dividends, pledge assets, make investments, make capital expenditures, make acquisitions or consummate mergers or consolidations, engage in certain transactions with subsidiaries and affiliates, enter into certain types of hedging agreements, engage in new business lines not related to agribusiness or food processing and make certain modifications to our organizational documents.

Restrictive covenants in the credit agreement governing the Senior Credit Facility may restrict our ability to pursue our business strategies.

The credit agreement governing the Senior Credit Facility restricts our ability to, among other things, incur additional indebtedness, dispose of assets, guarantee debt obligations, pay dividends, pledge assets, make investments, make capital expenditures, make acquisitions or consummate mergers or consolidations, engage in certain transactions with subsidiaries and affiliates, enter into certain types of hedging agreements, engage in new business lines not related to agribusiness or food processing and make certain modifications to our organizational documents. The credit agreement governing the Senior Credit Facility also contains customary events of default, including a change in control. In addition, the credit agreement governing the Senior Credit Facility contains a maximum ratio of debt to total capitalization and a minimum consolidated tangible net worth test and, if excess availability under the revolving credit facility falls below a specified level, a minimum fixed charge coverage ratio will apply. These covenants, among other things, limit our ability to fund future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully because of the need to dedicate a portion of cash flow from operations to payments on debt. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the lenders under the Senior Credit Facility could terminate their commitments and accelerate repayment of our outstanding borrowings. If such an acceleration were to occur, we may be unable to obtain adequate refinancing for our outstanding borrowings on favorable terms. If we are unable to repay our outstanding borrowings when due, the lenders under the Senior Credit Facility will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have a material adverse effect on our business, financial condition and operating results.

We will be exempt from certain corporate governance requirements since we will be a “controlled company” within the meaning of the NASDAQ rules and corporate governance standards and, as a result, our stockholders will not have the protections afforded by these corporate governance requirements.

Continental Grain will continue to control more than 50% of our combined voting power upon the completion of this offering. As a result, we will be considered a “controlled company” for the purposes of the NASDAQ rules and corporate governance standards, and therefore we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that our Compensation Committee and Nominating and Corporate Governance Committee each be comprised entirely of independent directors. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ rules and corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. See “Management—Controlled Company.”

We will be required to pay Continental Grain for certain tax benefits we may claim that arise in connection with this offering and related transactions. In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.

On the date of this offering, we will be treated for U.S. federal income tax purposes as having directly purchased Class A Units from Wayne Farms LLC. In the future, Class B Units may be exchanged for shares of our Class A common stock. See “Organizational Structure— Amended and Restated Limited Liability Company Agreement of Wayne Farms LLC—Exchange Rights.” These exchanges of Class B Units may result in increases in the tax basis of the assets of Wayne Farms LLC that otherwise would not have been available. Moreover, as a result of the application of the principles of the Internal Revenue Code of 1986, as amended (referred to as the “Code”) and the U.S. Treasury regulations promulgated thereunder, which require that items of income, gain, loss and deduction attributable to property owned by Wayne Farms LLC on the date that we purchase Class A Units directly from Wayne Farms LLC with a portion of the proceeds from this offering must be allocated among the members of Wayne Farms LLC to take into account the difference between the fair market value and the adjusted tax basis of such assets on such date, Wayne Farms LLC will be required to make certain special allocations of its items of loss and deduction to us over time that are attributable to such adjusted tax basis. These allocations, together with the increases in tax basis described above, to the extent such increases are allocable to assets that are depreciable or amortizable for U.S. federal income purposes, are likely to increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future and may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the increased tax basis is allocated to those capital assets. The Internal Revenue Service (the “IRS”) may challenge all or part of these tax basis increases, and may challenge the allocation of tax basis increases to assets that are depreciable or amortizable for U.S. federal income purposes, and a court could sustain such a challenge.

We intend to enter into a Tax Receivable Agreement with Continental Grain that will provide for the payment by us to Continental Grain (or their transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (a) the exchange of Class B Units for shares of our Class A common stock, (b) the allocations described above that result from the application of the principles of the Code to the adjusted tax basis of the assets of Wayne Farms LLC on the date that we purchase Class A Units directly from Wayne Farms LLC with a portion of the proceeds from this offering and (c) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions —Tax Receivable Agreement.” Although the actual increase in tax basis, allocations described above and the amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Wayne Farms LLC attributable to our interests in Wayne Farms LLC, during the expected term of the Tax Receivable Agreement, the payments that we may make to Continental Grain could be substantial.

Continental Grain generally will not reimburse us for any payments that may previously have been made under the Tax Receivable Agreement even if the IRS subsequently disallows the tax basis increase or any other relevant tax item. As a result, in certain circumstances we could make payments to Continental Grain under the Tax Receivable Agreement in excess of our cash tax savings. Our ability to achieve benefits from any tax basis increase, allocations made pursuant to the Code and the payments to be made under the Tax Receivable Agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

In addition, the Tax Receivable Agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor’s) obligations with respect to exchanged or acquired Class B Units (whether exchanged or acquired before or after such change of control or early termination) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement, and, in the case of certain early termination elections, that any Class B Units that have not been exchanged will be deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments.

Risks Related to this Offering and Our Class A Common Stock

No public market currently exists for our Class A common stock, and there can be no assurance that an active public market for our Class A common stock will develop or, if developed, be sustained.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock after this offering. If you purchase our Class A common stock, you may not be able to resell those shares of our Class A common stock at or above the initial public offering price. We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market on the NASDAQ or otherwise or how liquid that market might become. If an active public market for our Class A common stock does not develop, or is not sustained, it may be difficult for you to sell your Class A common stock at a price that is attractive to you or at all.

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.

Additional sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that such sales may occur, could have a material adverse effect on our stock price and could materially impair our ability to raise capital through the sale of additional stock. Upon the completion of this offering, we will have          shares of our Class A common stock issued and outstanding (or          shares of our Class A common stock if the underwriters exercise their option to purchase additional shares). In addition, shares of our Class A common stock may be issued upon the exchange of Class B Units. The Class A common stock offered in this offering will be freely tradable without restriction under the Securities

Act, except for any Class A common stock that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be control securities under the Securities Act. The shares of our Class A common stock issuable upon the exchange of Class B Units will be restricted securities. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Under the Registration Rights Agreement described under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” Continental Grain has demand and piggyback rights that will require us to file registration statements registering its Class A common stock issuable upon the exchange of Class B Units or to include sales of such Class A common stock in registration statements that we may file for ourselves or other stockholders. Any shares of our Class A common stock sold under these registration statements will be freely tradable in the public market. In the event such registration rights are exercised and a large number of shares of our Class A common stock are sold in the public market, such sales could reduce the trading price of our Class A common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (except that the selling stockholders shall be responsible for their own fees and expenses of counsel and financial advisors, their internal administrative and similar costs and their pro rata shares of underwriters’ commissions and discounts). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

We and each of our executive officers and directors and Continental Grain have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to extension under certain circumstances, we and they will not offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of our Class A common stock, or any options or warrants to purchase any of our Class A common stock or any securities convertible into, exercisable or exchangeable for our Class A common stock or Class B common stock, subject to certain exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the Class A common stock from the restrictions in any such agreement. See “Underwriting” for more information. After the lock-up agreements expire, up to an additional          shares of our Class A common stock that are issuable upon the exchange of Class B Units may be sold by these equity holders in the public market either in a registered offering or pursuant to an exemption from registration, such as Rule 144 promulgated under the Securities Act (“Rule 144”). See “Shares Available for Future Sale” for a more detailed description of the restrictions on selling Class A common stock after this offering.

The price of our Class A common stock may be volatile, and you may be unable to resell your Class A common stock at or above the initial public offering price or at all.

After this offering, the market price for our Class A common stock is likely to be volatile, in part because our Class A common stock has not previously been traded publicly. In addition, the market price for our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	market cyclicality and fluctuations in the price of feed grains and chicken products, as described above;
•	changes in investor perceptions of the poultry industry in general, including our competitors;
•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer and advertising marketplaces;
•	changes in key personnel;
•	entry into new markets;
•	changes in our operating performance;
•	any increased indebtedness that we may incur;
•	investors’ perceptions of our prospects and the prospects of the businesses in which we participate;
•	fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;
•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the “SEC”);

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments;
•	announcements relating to litigation or investigations;
•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;
•	changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;
•	the development and sustainability of an active trading market for our Class A common stock;
•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;
•	future sales of our Class A common stock by our officers, directors and significant stockholders, including Continental Grain;
•	actions by Continental Grain or institutional stockholders;
•	other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; and
•	changes in accounting principles.

These and other factors may lower the market price of our Class A common stock, regardless of our actual operating performance. As a result, our Class A common stock may trade at prices significantly below the initial public offering price.

In addition, the stock markets, including the NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

The future issuance of additional Class A common stock in connection with acquisitions, any future incentive plans or otherwise will dilute all other stockholdings and could negatively affect the market price of our Class A common stock.

After this offering, we will have an aggregate of          shares of Class A common stock authorized but unissued and not reserved for issuance upon exchange of Class B Units (or an aggregate of           shares if the underwriters exercise their overallotment option in full). We may issue all of these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue Class A common stock in connection with these acquisitions. Any Class A common stock issued in connection with acquisitions, any future incentive plans we enter into, the exercise of any outstanding stock options we may grant or otherwise would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock.

Purchasers of our Class A common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. After giving effect to the Reorganization Transactions, including this offering and the application of the net proceeds from this offering, and the estimated impact of the Tax Receivable Agreement, on a fully exchanged basis, our pro forma as adjusted net tangible book value would have been approximately $

         million, or $          per share, representing an immediate increase in net tangible book value of $           per share to Continental Grain and an immediate dilution in net tangible book value of $          per share to new investors in this offering. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. We have begun to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending March 26, 2016. During the course of this documentation and testing, we may identify weaknesses or deficiencies that we may be unable to remedy before the requisite deadline for those reports. Any weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our Class A common stock could drop significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, FINRA or other regulatory authorities, as well as increasing the risk of liability arising from litigation based on securities law.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our Class A common stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline. In addition, if our operating results fail to meet the expectations of securities analysts, our stock price would likely decline.

We cannot assure you that we will pay dividends on our Class A common stock and our indebtedness could limit our ability to pay dividends on our Class A common stock.

After the completion of this offering, we intend to pay quarterly cash dividends on our Class A common stock, subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends depends on our receipt of cash distributions from our operating subsidiaries, including Wayne Farms LLC, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing our indebtedness. Existing or future agreements governing our indebtedness may also limit our ability to pay dividends.

In addition, under the Delaware General Corporation Law, our board of directors may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. Even if we are permitted under our contractual obligations and Delaware General Corporation Law to declare and pay cash dividends on the shares of our Class A common stock, we may not have sufficient cash to declare and pay cash dividends on the shares of our Class A common stock. For more information, see “Dividend Policy.”

Although it is our intention to pay dividends on our Class A common stock following the completion of this offering, there can be no assurance that we will be able to do so in the future or continue to pay any dividend if we do commence paying dividends.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our Certificate of Incorporation, by-laws and our Stockholders Agreement with Continental Grain, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors or Continental Grain. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following, some of which may only be effective when the Class B Condition, which is defined as Continental Grain Ownership of at least 50%, is not satisfied:

•	the consent rights of Continental Grain pursuant to the Stockholders Agreement, including the right to consent to any change of control transaction;
•	the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;
•	advance notice requirements for stockholder proposals and director nominations;
•	at any time that the Class B Condition is not satisfied, provisions limiting stockholders ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent;
•	at any time that the Class B Condition is not satisfied, in certain cases, the approval of holders of at least 66 2/3% of the shares entitled to vote generally on the making, alteration, amendment or repeal of our Certificate of Incorporation or by-laws will be required to adopt, amend or repeal our by-laws, or amend or repeal certain provisions of our Certificate of Incorporation;
•	at any time that the Class B Condition is not satisfied, the required approval of holders of at least 66 2/3% of the shares entitled to vote at an election of the directors to remove directors; and
•	the ability of our board of directors to designate the terms of and issue new a series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

These provisions of our Certificate of Incorporation and by-laws, as well as the right of Continental Grain under the Stockholders Agreement to veto certain material transactions, could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. For more information, see “Description of Capital Stock” and “Certain Relationships and Related Party Transactions–Stockholders Agreement.”

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

We have historically operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Sarbanes-Oxley and the Dodd–Frank Wall Street Reform and Consumer Protection Act, 2010, as well as rules implemented by the SEC and the NASDAQ. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

We have broad discretion over the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion over the application of a portion of the net proceeds from this offering and could spend such net proceeds in ways that do not improve our financial condition or results of operations, or enhance the value of our Class A common stock. The failure by our management to apply these funds effectively could result in financial losses and cause the price of our Class A common stock to decline. Pending their use, we may invest such net proceeds in a manner that does not produce income or that loses value.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on forward-looking statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” or, in each case, their negative, or other variations or comparable terminology and expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe that the forward-looking statements contained in this prospectus are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	our industry’s cyclicality, which is especially affected by fluctuations in commodity prices of feed ingredients and chicken;
•	our ability to manage our feed ingredient costs;
•	outbreaks of poultry diseases in particular, including avian influenza;
•	product liability claims, product recalls and increased scrutiny by federal and state regulators resulting from our poultry products becoming contaminated;
•	our ability to compete in the chicken industry with other vertically integrated poultry companies;
•	our ability to maintain our largest customers;
•	disruptions in international markets and distribution channels;
•	the removal of federal meat and poultry inspectors from our plants due to federal government budget constraints, or any other reason;
•	immigration legislation or increased enforcement efforts in connection with existing immigration legislation;
•	our ability to retain essential employees, maintain labor relations with our employees and remain compliant with labor laws;
•	extreme weather, natural disasters, utility disruptions or other events beyond our control;
•	our ability to cost-effectively comply with existing or changing environmental, health and safety requirements and potential environmental obligations relating to current or discontinued operations;
•	general litigation;
•	our dependence on contract growers and independent producers to supply us with livestock;
•	changes in consumer preference;
•	our ability to effectively maintain our information technology infrastructure or software;
•	our ability to successfully integrate acquired businesses or run new plants efficiently and our ability to avoid the assumption of unknown liabilities in acquisitions;
•	weak national or global economic conditions;
•	the consolidation of customers in our industry;

•	adverse media campaigns related to food production;
•	pressure from animal rights groups regarding the treatment of animals, subjecting us to additional costs to conform our practices to comply with developing standards or to marketing costs to defend challenges to our current practices and protect our image with our customers;
•	our ability to continually innovate and successfully launch new products;
•	our ability to maintain compliance with restrictive covenants in the documents governing our debt;
•	Continental Grain’s control of us;
•	our ability to pay dividends on our Class A common stock;
•	our realization of any benefit from the Tax Receivable Agreement and our organizational structure; and
•	the future trading prices of our Class A common stock and the impact of dilution, internal controls and securities analysts’ reports on these prices.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to us or any other person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to within this prospectus. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

ORGANIZATIONAL STRUCTURE

Overview

In connection with this offering, we will affect the Reorganization Transactions described below. Following the Reorganization Transactions, we will be a holding company and our only assets will be our limited liability company interests in Wayne Farms LLC. We will operate and control all of the business and affairs of Wayne Farms LLC as the managing member of Wayne Farms LLC.

The Reorganization Transactions

Prior to the consummation of the Reorganization Transactions, including this offering, all of Wayne Farms LLC’s outstanding equity interests are owned by Continental Grain.

As part of the Reorganization Transactions, the following steps will occur:

•	Wayne Farms LLC will be unitized to provide for Class A Units and Class B Units having identical economic rights. The existing membership interests of Wayne Farms LLC will be converted into the Class B Units, all of which will be held by Continental Grain;
•	we will amend and restate our Certificate of Incorporation and will be authorized to issue two classes of common stock: Class A common stock and Class B common stock, which we refer to collectively as our “common stock.” The Class A common stock and Class B common stock will each provide holders with one vote on all matters submitted to a vote of stockholders. Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. Our Class B common stock will not have any of the economic rights (including rights to dividends and distributions upon liquidation) that our Class A common stock will have;
•	we will sell shares of our Class A common stock to the public in this offering and contribute all of the net proceeds of this offering (after deducting underwriting commissions and discounts and certain offering expenses) to Wayne Farms LLC in exchange for Class A Units equal in number to the shares of our Class A common stock issued in this offering, at which time we and Continental Grain will enter the Wayne Farms LLC Agreement, and we will be admitted as the sole managing member of Wayne Farms LLC;
•	Continental Grain will contribute a nominal amount to us in exchange for a number of shares of our Class B common stock equal to the number of Class B Units issued as described above; and
•	we will enter into the Tax Receivable Agreement with Continental Grain (see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”).

As described above, as part of the Reorganization Transactions, we intend to contribute all of the net proceeds from this offering (after deducting underwriting commissions and discounts and certain offering expenses) to Wayne Farms LLC (including any net proceeds resulting from the underwriters’ decision to exercise their option to purchase additional shares) in exchange for a number of Class A Units equal to the number of shares of our Class A common stock sold in this offering (meaning a contribution amount of $    per Class A Unit, provided that we may reduce such contribution amount, without reducing the number of Class A Units we receive, by the amount of any expenses we pay in connection with this offering for which we are not otherwise reimbursed by Wayne Farms LLC). The net proceeds of this offering contributed to Wayne Farms LLC will be used by Wayne Farms LLC (i) to repay approximately $    of existing indebtedness, (ii) to make a distribution of $     to Continental Grain and (iii) for working capital and general corporate purposes. See “Use of Proceeds” for further details.

The following diagram depicts our organizational structure following the Reorganization Transactions, including this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $    per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and no exercise of the underwriters’ option to purchase additional shares). This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organization:

Immediately following the Reorganization Transactions, including this offering:

•	we will hold all of the Class A Units;
•	Continental Grain will hold all of the Class B Units;
•	public stockholders will own all of our Class A common stock (representing % of the combined voting power); and
•	Continental Grain will own all of our Class B common stock (representing % of the combined voting power).

In connection with the Reorganization Transactions, we will be admitted as the sole managing member of Wayne Farms LLC pursuant to the Wayne Farms LLC Agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Wayne Farms LLC and will also have a substantial financial interest in Wayne Farms LLC, we will consolidate the financial results of Wayne Farms LLC, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continental Grain to a portion of Wayne Farms LLC’s net income (loss). In addition, because Wayne Farms LLC will be under the common control of Wayne Farms affiliates before and after the Reorganization Transactions, we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests in the assets and liabilities of Wayne Farms LLC at their carrying amounts as of the date of the completion of the Reorganization Transactions.

The Reorganization Transactions and future exchanges by Continental Grain of Class B Units for shares of our Class A common stock are expected to make available favorable tax attributes, including in the case of future exchanges of Class B Units, tax basis adjustments. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future. In connection with the Reorganization Transactions, we will enter into the Tax Receivable Agreement, which will obligate us to make payments to Continental Grain generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Amended and Restated Limited Liability Company Agreement of Wayne Farms LLC

Following the Reorganization Transactions, we will operate our business through Wayne Farms LLC. The provisions governing the operations of Wayne Farms LLC and the rights and obligations of its members will be set forth in the Wayne Farms LLC Agreement, the material terms of which are described below. A form of the Wayne Farms LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Governance

As the managing member of Wayne Farms LLC, we will have unilateral control over the affairs and decisions of Wayne Farms LLC. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Wayne Farms LLC and the day-to-day management of Wayne Farms LLC’s business. Furthermore, we cannot be removed as the managing member without our consent to such removal. No Wayne Farms LLC unitholders, in their capacity as such, will have any authority or right to control the management of Wayne Farms LLC or to bind it in connection with any matter. However, Continental Grain will have the ability to exercise majority voting control over us by virtue of its ownership of all shares of our Class B common stock. See “Risk Factors—Risks Related to Our Organization and Structure—Control by Continental Grain of the voting power in Wayne Farms, and its rights under the Stockholders Agreement, may give rise to actual or perceived conflicts of interests.”

Voting and Economic Rights

In connection with the Reorganization Transactions, Wayne Farms LLC will issue all of its Class A Units to us and all of its Class B Units to Continental Grain. Wayne Farms LLC unitholders will have no voting rights solely by virtue of their ownership of Wayne Farms LLC units, except for the right to approve certain amendments to the Wayne Farms LLC Agreement, changes to the limited liability of members of Wayne Farms LLC, dissolution of Wayne Farms LLC, transfer of our interests in Wayne Farms LLC or any conversion of Wayne Farms LLC to a corporation other than for purposes of a sale transaction. Following the Reorganization Transactions, Continental Grain will exercise majority voting control over us and, indirectly, over Wayne Farms LLC. See “Risk Factors—Risks Related to Our Organization and Structure—Control by Continental Grain of the voting power in Wayne Farms, and its rights under the Stockholders Agreement, may give rise to actual or perceived conflicts of interests.”

Pursuant to the Wayne Farms LLC Agreement, we have the right to determine when distributions will be made to the members of Wayne Farms LLC and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the members of Wayne Farms LLC pro rata in accordance with the percentages of their respective units.

The members of Wayne Farms LLC, including us, will incur U.S. federal, state and local income taxes on their allocable share of any net taxable income of Wayne Farms LLC. Net profits and net losses of Wayne Farms LLC will generally be allocated to its members pro rata in accordance with the percentages of their respective units, except as required under applicable tax law. In accordance with the Wayne Farms LLC Agreement, we intend to use commercially reasonable efforts to cause Wayne Farms LLC to make cash distributions to the members of Wayne Farms LLC for purposes of funding their tax obligations in respect of the income of Wayne Farms LLC that is allocated to them. Generally, these tax distributions, which must be made pro rata in accordance with the percentage of each member’s respective units, will be computed based on our estimate of the net taxable income of Wayne Farms LLC allocable to such member multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation (taking into account the nondeductibility of certain expenses and the character of our income).

Coordination of Wayne Farms and Wayne Farms LLC

Following the Reorganization Transactions, at any time we issue a share of our Class A common stock for cash, the net proceeds received by us will be promptly transferred to Wayne Farms LLC, and Wayne Farms LLC will issue to us one of its Class A Units. Conversely, if we redeem or repurchase any of our shares of Class A common stock, Wayne Farms LLC will, immediately prior to our redemption or repurchase, redeem or repurchase an equal number of Class A Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed or repurchased.

Under the terms of the Wayne Farms LLC Agreement, we may in the future cause Wayne Farms LLC to issue Wayne Farms LLC units or other, newly created classes of Wayne Farms LLC securities to one or more investors having such rights, preferences and other terms as we determine, and in such amount as we may determine. In addition, we may in the future elect to compensate our employees by granting them, directly or indirectly, Wayne Farms LLC units, whether or not subject to forfeiture, or profits interests or other securities. Any such issuance would have a dilutive effect on the economic interest we hold in Wayne Farms LLC. In addition, in connection with any future issuances of Class B Units, we will issue an equivalent number of shares of Class B common stock having one vote per share, which would have a dilutive effect on the voting power of our then current holders of shares of Class A common stock. The Tax Receivable Agreement will cover any exchanges of Class B Units issued to the current parties to that agreement after this offering, and it is possible that new investors in the Class B Units after this offering may become parties to the Tax Receivable Agreement as well.

Pursuant to the Wayne Farms LLC Agreement, we will agree that we will not conduct any business other than (a) the ownership, acquisition and disposition of our interests in Wayne Farms LLC, (b) the management of the business of the Wayne Farms LLC and its subsidiaries, (c) our operation as a public reporting company, (d) the offering, sale, syndication, private placement or public offering of stock, bonds, securities or other interests of the Company and its subsidiaries, (e) financing or refinancing of any type related to the Company or its assets or activities, and (f) such activities as are incidental thereto.

Following the Reorganization Transactions, we will operate our business through Wayne Farms LLC, with our operations limited as described in the preceding paragraph. As managing member, we will control the affairs and decisions of Wayne Farms LLC under the authority of our board of directors, and through such delegations of authority as our board of directors may make to our officers or to officers of Wayne Farms LLC. Each of our executive officers serves in a corresponding role as an executive officer of Wayne Farms LLC and we expect to continue to maintain executive officers in such dual roles in the future.

Debt Maintenance

Under the Wayne Farms LLC Agreement, Wayne Farms LLC has agreed to maintain sufficient levels of nonrecourse borrowings, to ensure that Continental Grain does not recognize gain as a result of any reduction in the amount of indebtedness of Wayne Farms LLC. A nonrecourse liability is a liability for which no unitholder of Wayne Farms LLC bears the economic risk of loss. Our obligation to maintain such nonrecourse borrowings could affect the way in which we conduct our business, including the timing and nature of our financing and refinancing transactions.

Material Corporate Transactions

In the event that Wayne Farms LLC proposes to engage in a material corporate transaction, including a merger, consolidation, dissolution or sale of substantially all of its assets, we will have the power and authority to approve such a transaction. In addition, in the event that we determine that all (or any portion) of the units of Wayne Farms LLC should be sold to a third party purchaser, we will have the right to compel the holders of the units of Wayne Farms LLC to sell all or the same portion of their units of Wayne Farms LLC to this third party purchaser.

Exchange Rights

Subject to the transfer and exchange restrictions set forth in the Wayne Farms LLC Agreement and described below, holders of Class B Units may exchange these units for either (i) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or (ii) cash (based on the market price of the shares of our Class A common stock), at our option (as the managing member of Wayne Farms LLC). Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by our entire board of directors. If we choose to exchange such units for our Class A common stock, we will deliver an equivalent number of shares of our Class A common stock to Wayne Farms LLC for further delivery to the exchanging holder and receive a corresponding number of newly issued Class A Units. The exchanging holder’s surrendered Class B Units will be cancelled by Wayne Farms LLC. Upon the completion of such exchange, a number of shares of our Class B common stock held by the exchanging holder equal to the number of Class B Units exchanged will be cancelled.

We have reserved for issuance           shares of our Class A common stock in respect of the aggregate number of shares of our Class A common stock expected to be issued over time upon the exchanges by holders of Class B Units, unless we exercise our option to pay cash in lieu of shares of our Class A common stock for some or all of such exchanged Class B Units. We may in the future cause Wayne Farms LLC to issue additional Class B Units that would also be exchangeable for shares of our Class A common stock.

Indemnification and Exculpation

To the extent permitted by applicable law, we will indemnify each officer, director, employee, representative, agent or trustee of ours, Wayne Farms LLC or our respective affiliates (which we collectively refer to as “covered persons”), in all cases in such capacity, from and against all liabilities arising from any claim, demand or proceeding to which such person is subject in such capacity, provided that, in the case of liability arising from an action or inaction of such person, (i) either (A) the person, at the time of such action or inaction, determined in good faith that its, his or her course of conduct was in, or not opposed to, the best interests of Wayne Farms or (B) in the case of inaction, the person did not intend its, his or her inaction to be harmful or opposed to the best interests of Wayne Farms and (ii) the action or inaction did not constitute fraud or willful misconduct by such person. Except for proceedings to enforce rights to indemnification, we will not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors.

The covered persons will not be liable to us, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons were in good faith, within the scope of such person’s authority, and in a manner such person believed to be in, and not contrary to, the best interests of Wayne Farms.

Dissolution

Wayne Farms LLC may be dissolved only upon the occurrence of certain events specified in the Wayne Farms LLC Agreement.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $          million, after deducting underwriting discounts and commissions (and estimated offering expenses payable by us), based on an assumed initial offering price of $          per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), or $          million, if the underwriters exercise their option to purchase additional shares.

We intend to contribute all of the net proceeds from this offering to Wayne Farms LLC in exchange for a number of Class A Units equal to the number of shares of our Class A common stock sold in this offering (meaning a contribution amount of $          per Class A Unit, provided that we may reduce such contribution amount, without reducing the number of Class A Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $          million) for which we are not otherwise reimbursed by Wayne Farms LLC).

The net proceeds of this offering contributed to Wayne Farms LLC will be used by Wayne Farms LLC to repay approximately $          of existing indebtedness under the Senior Credit Facility. In addition, Wayne Farms LLC will use $          of the net proceeds to make a distribution to Continental Grain and any remaining proceeds for working capital and general corporate purposes.

As of April 20, 2015, the Senior Credit Facility is comprised of a $161.875 million term loan facility, maturing March 25, 2022, an asset based revolving credit facility with $225 million of aggregate commitments, maturing on March 26, 2020, and a delayed draw term loan facility of $150 million, which is available until March 24, 2016, subject to two nine-months extensions if certain conditions are satisfied, and matures on March 25, 2022. On March 26, 2015, in connection with the amendment and restatement of the existing Senior Credit Facility, Wayne Farms LLC borrowed $161.875 million under the revolving credit facility to repay the outstanding term loans under the existing Senior Credit Facility, which borrowings will be repaid from net proceeds of this offering, and borrowed $161.875 million in new term loans, the proceeds of which are being held in a cash collateral account until the consummation of this offering, at which time such proceeds will be released to fund in part a distribution to Continental Grain and to fund working capital and other general corporate purposes of Wayne Farms LLC. As of December 27, 2014, we had outstanding borrowings of $164 million under the term loan facility, no borrowings under the revolving credit facility or delayed draw term loan facility and $6.5 million in letters of credit outstanding. For more information on the Senior Credit Facility see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement.”

Loans under the term loan facility and delayed draw term loan facility bear interest at a rate that varies based on our ratio of debt to total capitalization and a commitment fee accrues on the undrawn portion of the delay draw term loan facility. Such rates are equal to either (a) if the debt to total capitalization ratio is greater than or equal to 55%, LIBOR (or the London Interbank Offered Rate) plus 3.25% or the Base Rate (as defined below) plus 2.25%, with a commitment fee rate of 0.40%, (b) if the debt to total capitalization ratio is greater than or equal to 45% but less than 55%, LIBOR plus 2.75% or the Base Rate plus 1.75%, with a commitment rate of 0.375%, (c) if the debt to total capitalization ratio is greater than or equal to 35% but less than 45%, LIBOR plus 2.25% or the Base Rate plus 1.25%, with a commitment fee rate of 0.30%, (d) if the debt to total capitalization ratio is greater than or equal to 25% but less than 35%, LIBOR plus 1.75% or the Base Rate plus 0.75%, with a commitment rate of 0.25%, and (e) if the debt to total capitalization ratio is less than 25%, LIBOR plus 1.50% or the Base Rate plus 0.50%, with a commitment fee rate of 0.25%. For the purposes of the Senior Credit Facility, the Base Rate is the greatest of (a) the prime rate of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., New York Branch (“Rabobank Nederland”), at such time, (b) the U.S. federal funds rate plus .50% and (c) LIBOR for a one-month interest period plus 1.00%. Under the revolving credit facility, loans bear interest and a commitment fee accrues on the undrawn portion of the facility at rates that also vary based on our ratio of debt to total capitalization. Such rates are equal to either (a) if the debt to total capitalization ratio is greater than or equal to 55%, LIBOR plus 3.00% or the Base Rate plus 2.00%, with a commitment fee rate of 0.40%, (b) if the debt to total capitalization ratio is greater than or equal to 45% but less than 55%, LIBOR plus 2.50% or the Base Rate plus 1.50%, with a commitment fee rate of 0.35%, (c) if the debt to total capitalization ratio is greater than or equal to 35% but less than 45%, LIBOR plus 2.00% or the Base

Rate plus 1.00%, with a commitment fee rate of 0.30%, (d) if the debt to total capitalization ratio is greater than or equal to 25% but less than 35%, LIBOR plus 1.50% or the Base Rate plus 0.50%, with a commitment fee rate of 0.25%, and (e) if the debt to total capitalization ratio is less than 25%, LIBOR plus 1.25% or the Base Rate plus 0.25%, with a commitment fee rate of 0.20%.

We have broad discretion as to the application of the remaining net proceeds to be used for Wayne Farms LLC’s working capital and general corporate purposes. We may use such net proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Prior to application, we may hold any such net proceeds in cash or invest them in short-term securities or investments. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share of Class A common stock would increase (decrease) the amount of net proceeds from this offering by $          million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend initially equal to $          per share of Class A common stock, commencing on          . The payment of dividends to holders of our Class A common stock will be at the sole discretion of our board of directors and will depend on many factors, including, among others, general economic and business conditions, our financial condition and results of operations, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Our ability to pay dividends depends on our receipt of cash distributions from our current or future operating subsidiaries, including Wayne Farms LLC, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing their indebtedness. Existing or future agreements governing our indebtedness may also limit our ability to pay dividends.

Under our Certificate of Incorporation, dividends may not be declared or paid in respect of any of the Class B common stock.

Following the consummation of this offering, we expect that Wayne Farms LLC will make distributions to each of its members, including us, in respect of the U.S. federal, state and local income liability attributable to each member’s allocable share of taxable income of Wayne Farms LLC, calculated using an assumed tax rate equal to the highest marginal combined income tax rate applicable to an individual or corporation resident in New York City (whichever rate is higher), taking into account the deductibility of applicable state and local income taxes for U.S. federal income tax purposes and limitations thereon. Tax distributions will be made quarterly, on an estimated basis. Any tax distributions made to a member of Wayne Farms LLC will be treated as an advance of and shall be credited against future distributions to such member.

For the year ended March 29, 2014, Wayne Farms LLC declared and paid a year-end distribution to Continental Grain of $65.0 million and repaid the loan from Continental Grain of $25.0 million. For the nine months ended December 27, 2014, Wayne Farms LLC declared and paid distributions to Continental Grain in an aggregate amount of $209.5 million.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 27, 2014 (i) on an actual basis, (ii) on an adjusted basis to reflect the Reorganization Transactions described under “Organizational Structure” (but excluding the sale of Class A common stock in this offering and the use of net proceeds therefrom) and the estimated impact of the Tax Receivable Agreement, and (iii) as further adjusted to reflect:

•	the sale of shares of our Class A common stock in this offering at an assumed public offering price of per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us; and
•	the application of the net proceeds of this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes of us and Wayne Farms LLC appearing elsewhere in this prospectus.

	As of December 27, 2014
(in thousands)	Actual	As Adjusted	As Further Adjusted (1)
Cash	$119,980	$	$
Total long-term debt	164,000
Equity:
Class A common stock, par value $0.00001 per share	—
Class B common stock, par value $0.00001 per share	—
Additional paid-in capital	100,000
Accumulated other comprehensive income	1,454
Retained earnings	88,514
Total member’s/shareholders’ equity	189,968
Non-controlling interest	—
Total equity	189,968
Total capitalization	$353,968	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by Continental Grain (including all shares issuable upon exchange and/or conversion).

Our pro forma net tangible book value as of December 27, 2014 would have been approximately $          million, or $          per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of our Class A common stock outstanding, in each case after giving effect to the Reorganization Transactions (based on an assumed initial public offering price of           per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) but excluding the sale of Class A common stock in this offering and the use of net proceeds therefrom), the estimated impact of the Tax Receivable Agreement, assuming that all of the Class B Units are exchanged for newly-issued shares of our Class A common stock, on a one-for-one basis.

After giving further effect to the sale of           shares of Class A common stock in this offering at the assumed initial public offering price of $          per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value would have been approximately $          million, or $          per share, representing an immediate increase in net tangible book value of $          per share to Continental Grain and an immediate dilution in net tangible book value of $          per share to new investors in this offering.

The following table illustrates the dilution per share of our Class A common stock, assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of December 27, 2014 (1)	$
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering (2)
Dilution in pro forma net tangible book value per share to new investors	$

(1)	Reflects outstanding shares of Class A common stock immediately prior to this offering, equal to the shares of Class A common stock issuable upon the exchange of the Class B Units.
(2)	Reflects outstanding shares, consisting of (i) shares of Class A common stock to be issued in this offering and (ii) the outstanding shares described in note (1) above issuable upon the exchange of Class B Units.

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share of Class A common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $          per share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $          million and the dilution per share to new investors by $         , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma basis as of December 27, 2014, the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by Continental Grain and by new investors purchasing shares of Class A common stock in this offering, at the assumed initial public offering price of $          per share (the midpoint of the estimated price range on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the Reorganization Transactions and the estimated impact of the Tax Receivable Agreement assuming that all of the Class B Units are exchanged for newly-issued shares of our Class A common stock, on a one-for-one basis:

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
New investors in this offering (1)
Continental Grain
Total		100%	$	100%	$

(1)	Includes shares of Class A common stock to be sold in this offering, all of the net proceeds of which (after deducting underwriting commissions and discounts and certain offering expenses) we intend to use to make a contribution to Wayne Farms LLC in exchange for Class A Units, as described under “Use of Proceeds.”

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $    per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $    million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information has been derived by applying pro forma adjustments to our historical financial statements included elsewhere in this prospectus.

The unaudited pro forma balance sheet and statements of operations are presented for illustrative purposes only and do not purport to represent our financial position or results of operations that would actually have occurred had the transactions referred to below been consummated on March 31, 2013 for the unaudited pro forma statement of operations, and on December 27, 2014 for the unaudited pro forma balance sheet, as applicable, or to project our financial position or results of operations for any future date or period. The adjustments are described in the notes to the unaudited pro forma financial statements.

The pro forma adjustments principally give effect to the following items:

•	The capitalization of Wayne Farms LLC and the issuance by us of shares of Class A common stock to the public representing a % interest in us, and receipt of approximately $ million in net proceeds;
•	The purchase by us of Class A units directly from Wayne Farms LLC with the proceeds of this offering and the related effects of the Tax Receivable Agreement with Continental Grain;
•	A provision for corporate income taxes at an effective tax rate of %, which assumes Wayne Farms is taxed as a C corporation at the highest statutory rates apportioned to each state, local tax jurisdiction and is reflected net of U.S. federal tax benefit; and
•	Repayment of approximately $ of existing indebtedness and anticipated cash distribution of $ million by Wayne Farms LLC to Continental Grain.

The unaudited pro forma financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional       shares of Class A common stock from us and that the       shares of Class A common stock to be sold in this offering are sold at $        per share, which is the mid-point of the price range on the front cover of this prospectus.

Following the offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with Sarbanes-Oxley and periodic or current reporting obligations under the Exchange Act. We have not made any pro forma adjustments to reflect such cost due to the fact that they currently are not objectively determinable.

The unaudited pro forma financial information has been prepared by management in accordance with the regulations of the SEC. The unaudited pro forma financial information is included for informational purposes only and does not purport to reflect our financial position or results of operations that would have occurred had we operated as a public company during the periods presented. You should read this unaudited pro forma financial information together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Dividend Policy,” “Capitalization,” “Selected Historical Financial Data,” “Management's Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto.

	Unaudited Pro Forma Balance Sheet As of December 27, 2014
(In thousands except per share amounts)	Wayne Farms LLC, Historical	Pro forma Adjustments	Wayne Farms, Inc.	Note References
Assets
Current Assets:
Cash	$119,980	$	$	(a)(b)(c)(d)
Trade Receivable, net	102,103
Inventories	212,645
Deferred income taxes	10,076			(e)(f)
Prepaid expenses and other current assets	14,367
Assets held for sale	600
Total current assets	$459,771	$	$
Property, Plant and Equipment:
Land	$6,825	$	$
Buildings	233,117
Machinery, equipment, and fixtures	329,811
Capitalized software	17,249
Construction in progress	21,997
Total property, plant, and equipment	608,999
Less accumulated depreciation	379,751
Net property, plant, and equipment	229,248

Intangible Assets, net	1,410
Goodwill	9,866
Investment	8,544
Related-party Receivable	4,431
Deferred Income Taxes	—			(e)(f)
Other Assets	1,844
Total	$715,114	$	$

Liabilities and Member’s/Stockholders’ Equity
Current Liabilities:
Current portion of long-term debt	$8,500	$	$
Accounts payable	56,065
Payable to Continental Grain	176,144
Accrued liabilities	69,832
Deferred tax liabilities	—			(e)(f)
Related-party payables	3,307
Total current liabilities	$313,848	$	$

Long-term Debt	155,500
Deferred Income Taxes	34,289			(e)(f)
Deferred Income and Other Liabilities	7,022
Deferred Compensation	14,487
Total liabilities	$525,146	$	$

	Unaudited Pro Forma Balance Sheet As of December 27, 2014
(In thousands except per share amounts)	Wayne Farms LLC, Historical	Pro forma Adjustments	Wayne Farms, Inc.	Note References
Member’s/Stockholders’ Equity
Member's/Stockholders’ equity paid-in capital	$100,000	$	$	(d)(e)
Accumulated other comprehensive income	1,454
Class A common stock; par value $0.00001 per share	—			(a)
Class B common stock; par value $0.00001 per share	—			(b)
Additional paid-in capital	—			(a)(b)
Noncontrolling interest	—			(e)
Retained earnings	88,514
Total Member’s/Stockholders’ equity	$189,968	$	$
Total	$715,114	$	$

(a)	Reflects the gross proceeds of $ million from the issuance and sale of shares of Class A common stock at an assumed initial public offering price of $ per share of Class A common stock, after deducting estimated underwriting discounts, commissions and offering expenses.
(b)	Reflects the gross proceeds of $ from the issuance and sale of shares of Class B common stock.
(c)	Reflects a distribution of proceeds from this offering from Wayne Farms LLC to Continental Grain of $ million.
(d)	Reflects the purchase by us in the amount of $ million in exchange for Class A Units in Wayne Farms LLC.
(e)	Reflects the reallocation of parent company investment among controlling and noncontrolling interest. In connection with this offering, of Class B Units will be held by Continental Grain and represent a noncontrolling interest in Wayne Farms LLC. We will contribute all of the net proceeds of this offering (after deducting underwriting commissions and discounts and certain offering expenses) to Wayne Farms LLC in exchange for Class A Units equal in number to the shares of Class A common stock issued, representing a controlling interest.
(f)	Reflects the removal of taxes of Wayne Farms LLC that will not exist in Wayne Farms.

	Unaudited Pro Forma Statement of Operations For the Nine Months Ended December 27, 2014
(In thousands, except per share data)	Wayne Farms LLC Historical	Pro forma Adjustments	Wayne Farms, Inc.	Note References
Net Sales:
Third party	$1,657,109	$	$
Related party	43,266
Total Net Sales	1,700,375
Cost of Goods Sold	1,366,038
Gross Profit	334,337
Selling Expense	15,801
General and Administrative Expense	45,791
Income from Operations	272,745
Income Expenses, net	(3,701)			(e)
Income before Income Taxes	269,044
Income Tax Expense	94,732			(a)(b)
Net Income	$174,312	$	$
Net Income Attributable to Noncontrolling Interest	—			(c)
Net Income Attributable to Wayne Farms, Inc.	$174,312	$	$
Weighted average shares of Class A common stock outstanding:
Basic				(d)
Diluted				(d)(f)
Net income available to holders of shares of Class A common stock per share:
Basic				(d)
Diluted				(d)

(a)	Reflects removal of $ million of U.S. federal and state tax provisions of Wayne Farms LLC, as calculated under the separate return method, which means that Wayne Farms applied the Accounting Standards Codification (“ASC”) 740—Income Taxes to the stand-alone financial statements of Wayne Farms LLC as if it were a separate taxpayer and stand-alone enterprise.
(b)	Reflects provision for corporate income taxes at an effective tax rate of %, which assumes Wayne Farms is taxed as a C corporation at the highest statutory rates apportioned to each state or local tax jurisdiction and is reflected net of U.S. federal tax benefit.
(c)	Reflects an adjustment to record the % noncontrolling interest that Continental Grain owns in Wayne Farms LLC through ownership of Class B Units, assuming shares of Class A common stock are outstanding after this offering and Class B Units are held by Continental Grain.
(d)	Reflects net income attributable to common shareholders divided by weighted average Class A common stock outstanding. Class B Units may be exchanged for our Class A common stock on a one-for-one basis. If all Class B Units were to be exchanged for Class A common stock immediately following this offering, fully diluted Class A common stock outstanding would be . In computing the dilutive effect, if any, that the aforementioned exchange would have on earnings per share, we considered that net income available to holders of Class A common stock would increase due to elimination of the noncontrolling interest in consolidated entities associated with the Class B Units held (including any tax impact). We have not included the impact of shares of Class B common stock because they are not entitled to economic participation.
(e)	Reflects adjustments to interest expense associated with the refinancing of debt.
(f)	The total number of shares outstanding includes a total of shares to be issued in the offering, a portion of whose proceeds will be used by Wayne Farms LLC to repay the $ of indebtedness outstanding under the revolving credit facility.

	Unaudited Pro Forma Statement of Operations For Year Ended March 29, 2014
(In thousands, except per share data)	Wayne Farms LLC Historical	Pro Forma Adjustments	Wayne Farms, Inc.	Note References
Net Sales:
Third party	$2,029,880	$	$
Related party	49,419
Total Net Sales	2,079,299
Cost of Goods Sold	1,819,795
Gross Profit	259,504
Selling Expense	17,355
General and Administrative Expense	51,682
Income from Operations	190,467
Interest Expense, net	(12,804)			(e)
Income Before Income Taxes	177,663
Income Tax Expense	62,247			(a)(b)
Net Income	$115,416	$	$
Net Income Attributable to Noncontrolling Interest	—			(c)
Net Income Attributable to Wayne Farms, Inc.	$115,416	$	$
Weighted average shares of Class A common stock outstanding:
Basic				(d)
Diluted				(d)(f)
Net income available to holders of shares of Class A common stock per share:
Basic				(d)
Diluted				(d)

(a)	Reflects removal of $ million of U.S. federal and state tax provisions of Wayne Farms LLC as calculated under the separate return method. Wayne Farms has calculated the income tax provision of Wayne Farms LLC using the separate return method, which means that Wayne Farms applied the ASC 740—Income Taxes to the stand-alone financial statements of Wayne Farms LLC as if it were a separate taxpayer and stand-alone enterprise.
(b)	Reflects provision for corporate income taxes at an effective tax rate of %, which assumes Wayne Farms is taxed as a C corporation at the highest statutory rates apportioned to each state or local tax jurisdiction and is reflected net of U.S. federal tax benefit.
(c)	Reflects an adjustment to record the % noncontrolling interest that Continental Grain owns in Wayne Farms LLC through ownership of Class B Units, assuming shares of Class A common stock are outstanding after this offering and Class B Units are held by Continental Grain.
(d)	Reflects net income attributable to common shareholders divided by weighted average Class A common stock outstanding. Class B Units may be exchanged for our Class A common stock on a one-for-one basis. If all Class B Units were to be exchanged for Class A common stock immediately following this offering, fully diluted Class A common stock outstanding would be . In computing the dilutive effect, if any, that the aforementioned exchange would have on earnings per share, we considered that net income available to holders of Class A common stock would increase due to elimination of the noncontrolling interest in consolidated entities associated with the Class B Units held (including any tax impact). We have not included the impact of shares of Class B common stock because they are not entitled to economic participation.
(e)	Reflects adjustments to interest expense associated with the refinancing of debt.
(f)	The total number of shares outstanding includes a total of shares to be issued in the offering, a portion of whose proceeds will be used by Wayne Farms LLC to repay the $ of indebtedness outstanding under the revolving credit facility.

Selected Historical Financial Data

The following table sets forth selected historical financial data of Wayne Farms LLC for the periods presented. We were formed as a Delaware corporation on March 4, 2015 and have not, to date, conducted any activities other than those incident to our formation, the Reorganization Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part.

The selected historical financial data presented below as of and for the years ended March 29, 2014, March 30, 2013 and March 31, 2012 have been derived from Wayne Farms LLC’s audited financial statements included elsewhere in this prospectus. The selected historical financial data presented below as of and for the years ended March 26, 2011 and March 27, 2010 have been derived from Wayne Farms LLC’s unaudited financial statements not included in this prospectus.

The selected historical financial data for the nine months ended December 27, 2014 and December 28, 2013 and the statements of financial condition data as of December 27, 2014 have been derived from the unaudited condensed financial statements of Wayne Farms LLC included elsewhere in this prospectus and have been prepared on the same basis as audited financial statements of Wayne Farms LLC. In the opinion of management, the unaudited financial statements of Wayne Farms LLC include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations in these periods. The results of any interim period are not necessarily indicative of the results that can be expected for the full year or any future period.

You should read the following information in conjunction with “Capitalization,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and Wayne Farms LLC’s respective audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Years Ended					Nine Months Ended
(In thousands)	March 29, 2014	March 30, 2013	March 31, 2012	March 26, 2011	March 27, 2010	December 27, 2014	December 28, 2013
Statements of Operations and Comprehensive Income Data:
Net Sales:
Third party	$2,029,880	$1,754,307	$1,496,484	$1,377,879	$1,309,323	$1,657,109	$1,559,196
Related party	49,419	48,691	57,004	44,305	45,846	43,266	36,009
Total Net Sales	2,079,299	1,802,998	1,553,488	1,422,184	1,355,169	1,700,375	1,595,205

Costs of Goods Sold	1,819,795	1,636,890	1,559,205	1,372,046	1,260,563	1,366,038	1,379,855

Gross Profit (Loss)	259,504	166,108	(5,717)	50,138	94,606	334,337	215,350
Selling, General and Administrative Expense	69,037	55,668	40,591	44,713	52,467	61,592	48,524
Income (Loss) from Operations	190,467	110,440	(46,308)	5,425	42,139	272,745	166,826
Interest Expense, net	(12,804)	(12,883)	(17,717)	(9,932)	(14,151)	(3,701)	(11,742)
Income (Loss) before Income Taxes	177,663	97,557	(64,025)	(4,507)	27,988	269,044	155,084
Income Tax Expense (Benefit)	62,247	36,792	(25,693)	(2,161)	9,999	94,732	54,722
Net Income (Loss)	115,416	60,765	(38,332)	(2,346)	17,989	174,312	100,362

Cash Flow Hedges	—	—	745	813	776	—	—
Change in Unrecognized Post Retirement Cost	(60)	(65)	(35)	(23)	—	(128)	(123)
Other Comprehensive (Loss) Income	(60)	(65)	710	790	776	(128)	(123)
Total Comprehensive Income (Loss)	$115,356	$60,700	$(37,622)	$(1,556)	$18,765	$174,184	$100,239

	As of					As of
(In thousands)	March 29, 2014	March 30, 2013	March 31, 2012	March 26, 2011	March 27, 2010	December 27, 2014
Balance Sheet Data:

Cash	$23,995	$—	$—	$—	$—	$119,980
Total Assets	598,043	560,782	481,457	509,062	498,900	715,114
Long-Term Debt	112,500	70,250	122,500	94,067	101,567	155,500
Total Liabilities	372,759	385,854	367,229	357,212	345,494	525,146
Total Equity	$225,284	$174,928	$114,228	$151,850	$153,406	$189,968

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations covers the nine months ended December 28, 2013 and December 27, 2014 and the years ended March 31, 2012, March 30, 2013 and March 29, 2014. You should read the following discussion together with our and Wayne Farms LLC’s audited and unaudited financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to certain risks and uncertainties. Actual results and timing of events could differ materially from those discussed in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements.” Wayne Farms, Inc. is a holding company that has not engaged in any business or other activities except in connection with its formation and the Reorganization Transactions described elsewhere in this prospectus. The following management’s discussion and analysis of financial condition and results of operations focuses on the historical results of operations, liquidity, capital resources and overall financial condition of Wayne Farms LLC, its operating company.

Overview

Following a series of targeted acquisitions, combined with organic growth, we are currently the sixth largest integrated producer and processor of broiler chickens in the United States. We are primarily engaged in the production and processing of fresh and further processed chicken products to retailers, distributors and foodservice operators. We offer fresh as well as deboned, value-added marinated, breaded, cooked and individually frozen products to our customers through strong national and international distribution channels. We employ approximately 9,000 people and have the capacity to process more than 6.5 million birds per week for a total of more than 2.6 billion pounds of live chicken annually.

We market our diversified portfolio of fresh and further processed chicken products to a diverse set of customers across the United States and in 29 other countries. We have become a valuable partner to our customers and a recognized industry leader by consistently providing high-quality products and services designed to meet their needs and enhance their respective businesses. Our sales efforts are largely targeted towards the business-to-business industry and selling to some of the largest chain restaurant, industrial, fresh meat distributor, institutional and regional foodservice distribution companies in the country, including, among others, Chick-fil-A, Nestlé SA, Boar’s Head Provisions and Costco Wholesale Corporation.

Components of Our Results of Operations

The following discussion sets forth certain components of our consolidated statements of comprehensive income as well as factors that impact such components. We present our results under one reportable segment, which is consistent with our structure and how we manage our business. Profitability in the chicken industry is materially affected by the commodity prices of feed ingredients and various market prices of chicken, which are determined by supply and demand factors.

Revenue. The majority of our revenue is generated pursuant to agreements with varying terms that set a price according to formulas based on underlying chicken market prices as quoted by Urner Barry, subject in some cases to minimum and maximum prices. Urner Barry is a business publisher specializing in the reporting of market news and quotations to clients in the poultry, egg, meat, seafood and related segments of the food industry through a variety of print and non-print media. The sales of our fresh chicken products are based upon certain daily, weekly or monthly market prices quoted by Urner Barry, plus or minus a markup, which is dependent upon the customer’s location, volume, product specifications and other factors. The sales of our further processed products are also primarily market price contracts based on current or trailing market prices. Fluctuations in the quoted chicken market prices may have a material impact on revenue, results of operations and cash flow.

Feed Costs. The price of feed ingredients represents the majority of our cost of goods sold. Feed costs are primarily affected by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the United States and foreign governments and weather patterns throughout the world. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens or deliver products. More recently, feed costs have been impacted by increased demand for ethanol, domestically, and for animal protein production, globally, as well as increased grain production levels outside the United States. Fluctuations in feed costs may have a material impact on costs, results of operations and cash flow.

Non-Controlling Interest

In connection with the Reorganization Transactions, we will be admitted as the sole managing member of Wayne Farms LLC pursuant to the Wayne Farms LLC Agreement. Because we will manage and operate the business and control the strategic decisions and day-to-day operations of Wayne Farms LLC and will also have a substantial financial interest in Wayne Farms LLC, we will consolidate the financial results of Wayne Farms LLC, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continental Grain to a portion of Wayne Farms LLC’s net income (loss). In addition, because Wayne Farms LLC will be under the common control of Wayne Farms affiliates before and after the Reorganization Transactions, we will account for the Reorganization Transactions as a reorganization of entities under common control and will initially measure the interests in the assets and liabilities of Wayne Farms LLC at their carrying amounts as of the date of the completion of the Reorganization Transactions.

Provision for Income Taxes

Our business was historically operated as a single member limited liability company that was disregarded for U.S. federal income tax purposes, and therefore, our taxable income was included in the Continental Grain’s consolidated U.S. federal income tax return. As a result, no allocation of current or deferred U.S. federal income tax expense (benefit) arising from our operations was included in our historical financial statements. The accompanying financial statements of Wayne Farms LLC were prepared in connection with the proposed initial public offering of Class A common stock of Wayne Farms and a provision for income taxes and deferred tax balances have been calculated as if we completed our tax returns on a stand-alone basis separate from Continental Grain (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the financial statements as if we were a separate taxpayer and a stand-alone enterprise from Continental Grain for the periods presented. As a result of the Reorganization Transactions, we will become subject to U.S federal and certain state taxes applicable to entities treated as corporations for U.S. federal income tax purposes on taxable income attributable to our controlling interest in Wayne Farms LLC.

Future Public Company Expenses

We expect our operating expenses to increase when we become a public company following this offering. We expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with Sarbanes-Oxley and prepare and distribute periodic reports as required by the rules and regulations of the SEC.

Results of Operations

Nine Months Ended December 27, 2014 Compared to Nine Months Ended December 28, 2013

The following table sets forth our comparative statements of operations and comprehensive income for the period shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods (in thousands, except percentages):

	Nine Months Ended
(In thousands)	December 27, 2014	December 28, 2013	$ Increase / (Decrease)	% Increase / (Decrease)
Statements of Operations and Comprehensive Income Data:
Net Sales:
Third party	$1,657,109	$1,559,196	$97,913	6.3%
Related party	43,266	36,009	7,257	20.2%
Total Net Sales	1,700,375	1,595,205	105,170	6.6%

Costs of Goods Sold	1,366,038	1,379,855	(13,817)	(1.0)%
Gross Profit	334,337	215,350	118,987	55.3%
Selling, General and Administrative Expense	61,592	48,524	13,068	26.9%
Income from Operations	272,745	166,826	105,919	63.5%
Interest Expense, net	(3,701)	(11,742)	8,041	(68.5)%
Income before Income Taxes	269,044	155,084	113,960	73.5%
Income Tax Expense	94,732	54,722	40,010	73.1%
Net Income	174,312	100,362	73,950	73.7%

Other Comprehensive (Loss) Income	(128)	(123)	(5)	4.1%
Total Comprehensive Income	$174,184	$100,239	$73,945	73.8%

For the nine months ended December 27, 2014, net sales increased 6.6% from $1,595.2 million in the nine months ended December 28, 2013 to $1,700.4 million in the nine months ended December 27, 2014. The increase in net sales was due primarily to an increase in third-party sales of 6.3%, from $1,559.2 million in the nine months ended December 28, 2013 to $1,657.1 million in the nine months ended December 27, 2014. This increase was also due to an increase of related-party sales to Continental Grain and its affiliates of 20.2%, from $36.0 million in in the nine months ended December 28, 2013 to $43.3 million in in the nine months ended December 27, 2014.

The overall increase in net sales was due to both an increase in pounds sold and price per pound sold during the nine months ended December 27, 2014, compared to the nine months ended December 28, 2013. During the nine months ended December 27, 2014, we sold 1,814.8 million pounds of poultry products, up 4.6% from 1,735.4 million pounds sold during the nine months ended December 28, 2013. The acquisition of the Dothan complex on January 1, 2013 accounted for 1.5% of this increase in pounds sold. The Dothan complex sold 196.7 million pounds, or 10.8%, of total pounds sold during the nine months ended December 27, 2014 compared to 170.7 million pounds, or 9.8%, of total pounds sold during the nine months ended December 28, 2013. This increase was largely due to the transition of the Dothan complex from processing four days per week to processing five days per week, which was completed in December 2013. Excluding the impact of the acquisition of the Dothan complex, total pounds sold increased by 3.4% during the nine months ended December 27, 2014, compared to the nine months ended December 28, 2013. This increase was primarily due to an increase in pounds produced due to increased bird weight and, to a lesser extent, to an increase in the number of birds slaughtered as well as an increased yield (defined as pounds of saleable chicken produced per bird slaughtered) in the current period compared to the same period in the prior year.

In addition to an increase in pounds sold, overall market prices for poultry products increased 1.9% during the nine months ended December 27, 2014, compared to the nine months ended December 28, 2013. Urner Barry average market prices for boneless breast and tenders increased from period to period by 4.8% and 16.1%, respectively. These increases were partially offset by decreases in the Urner Barry average market prices for the balance of the other chicken parts ranging from the decrease in drums of 9.6% to the decrease in leg quarters of 6.3%.

Cost of goods sold for the nine months ended December 27, 2014 decreased 1.0%, from $1,379.9 million for the nine months ended December 27, 2014 to $1,366.0 million for the nine months ended December 28, 2013. The decrease in cost of goods sold was primarily due to a reduction in average feed costs for the nine months ended December 27, 2014 of 6.6%, compared to the nine months ended December 28, 2013. This was partially offset by an increase in cost of goods sold due to an increase in pounds sold. As noted previously, during the nine months ended December 27, 2014, we sold 1,814.8 million pounds of poultry products, up 4.6% from 1,735.4 million pounds sold during the nine months ended December 28, 2013.

For the reasons set forth above, we had a gross profit margin of $334.3 million for the nine months ended December 27, 2014, compared to a gross profit margin of $215.4 million for the same period in the prior fiscal year, an increase of 55.3%.

Selling, general and administrative expenses for the nine months ended December 27, 2014 increased 26.9% from the corresponding period of the prior year, from $48.5 million for the nine months ended December 28, 2013 to $61.6 million for the nine months ended December 27, 2014. The increase in selling, general and administrative expenses was primarily due to the increase in bonus expense of $13.1 million for the nine months ended December 27, 2014, compared to the same period in the prior year.

Interest expense for the nine months ended December 27, 2014 decreased 68.5% from the corresponding period of the prior year, from $11.7 million for the nine months ended December 28, 2013 to $3.7 million for the nine months ended December 27, 2014. This decrease in interest expense was primarily driven by (i) a one-time accelerated interest payment and other debt issuance costs of $7.2 million in the prior period in connection with the termination of our old credit facility and entry into the Senior Credit Facility in August 2013 in addition to (ii) repayments of long term debt under our former credit facility in an aggregate amount of $84.7 million from March 30, 2013 through December 2013, which was partially offset by increased interest expense associated with an additional $50 million in borrowings under the Senior Credit Facility in July 2014.

For the reasons set forth above, our income before taxes for the nine months ended December 27, 2014 was $269.0 million, compared to income before taxes of $155.1 million for the nine months ended December 28, 2013.

Income tax expense for the nine months ended December 27, 2014 was $94.7 million, representing an increase of $40.0 million or 73.1% compared to the same period in the prior year. This increase was driven almost entirely by the increase in income before taxes noted above as the effective tax rates for the nine months ended December 27, 2014 and the nine months ended December 28, 2013 were 35.2% and 35.3%, respectively.

For the reasons set forth above, our net income for the nine months ended December 27, 2014 was $174.3 million, compared to net income of $100.4 million for the nine months ended December 28, 2013, an increase of $74.0 million or 73.7%.

Fiscal Year Ended March 29, 2014 Compared to Fiscal Year Ended March 30, 2013

	Fiscal Years Ended
(In thousands)	March 29, 2014	March 30, 2013	$ Increase / (Decrease)	% Increase / (Decrease)
Statements of Operations and Comprehensive Income Data:
Net Sales:
Third party	$2,029,880	$1,754,307	$275,573	15.7%
Related party	49,419	48,691	728	1.5%
Total Net Sales	2,079,299	1,802,998	276,301	15.3%

Costs of Goods Sold	1,819,795	1,636,890	182,905	11.2%
Gross Profit	259,504	166,108	93,396	56.2%
Selling, General and Administrative Expense	69,037	55,668	13,369	24.0%
Income from Operations	190,467	110,440	80,027	72.5%
Interest Expense, net	(12,804)	(12,883)	79	(0.6)%
Income before Income Taxes	177,663	97,557	80,106	82.1%
Income Tax Expense	62,247	36,792	25,455	69.2%
Net Income	115,416	60,765	54,651	89.9%

Other Comprehensive (Loss) Income	(60)	(65)	5	(7.7)%
Total Comprehensive Income	$115,356	$60,700	$54,656	90.0%

For the year ended March 29, 2014, net sales increased 15.3% from $1,803.0 million in fiscal year 2013 to $2,079.3 million in fiscal year 2014. The increase in net sales was due to an increase in both third-party sales of 15.7%, from $1,754.3 million in fiscal year 2013 to $2,029.9 million in fiscal year 2014 and an increase of related-party sales to Continental Grain and its affiliates of 1.5%, from $48.7 million in fiscal year 2013 to $49.4 million in fiscal year 2014.

The overall increase in net sales was due to both an increase in pounds sold and price per pound sold during the fiscal year ended March 29, 2014, compared to the fiscal year ended March 30, 2013. During fiscal year 2014, we sold 2,322.4 million pounds of poultry products, up 14.8% from 2,023.6 million pounds sold during fiscal year 2013. The additional pounds of poultry products sold were partially the result of the acquisition of the Dothan complex on January 1, 2013. This complex sold 234.6 million pounds, or 10.1%, of total pounds sold by us in fiscal year 2014 compared to 44.2 million pounds, or 2.2% of total pounds sold by us, in fiscal year 2013. Excluding the impact of the acquisition of the Dothan complex, our total pounds sold increased by 5.5% in fiscal year 2014. This increase was primarily due to an increase in pounds produced in fiscal year 2014 due in large part to increase bird weight and to a lesser extent to an increase in the number of birds slaughtered as well as an increased yield in the current fiscal year compared to the prior fiscal year.

Overall, market prices for poultry products increased slightly during fiscal year 2014 as compared to fiscal year 2013. Urner Barry average market prices for boneless breast and tenders increased by 10.4% and 7.0%, respectively in fiscal year 2014, compared to fiscal year 2013. This was offset almost entirely by average price decreases for wings, drums and leg quarters of 26.3%, 7.4% and 5.8%, respectively over the same periods.

Cost of goods sold in fiscal year 2014 increased 11.2%, from $1,636.9 million for the year ended March 30, 2013 to $1,819.8 million for the year ended March 29, 2014. The increase in the cost of sales of poultry products was primarily due to an increase in the pounds of poultry products sold of 14.8% partially reduced by a decrease in average feed cost of 10.4% or $38.88 per ton during fiscal year 2014 compared to fiscal year 2013.

For the reasons set forth above, we had a gross profit margin of $259.5 million for the year ended March 29, 2014, compared to a gross profit margin of $166.1 million in the prior fiscal year, an increase of 56.2%.

Selling, general and administrative expense in fiscal year 2014 increased 24.0%, from $55.7 million for the year ended March 30, 2013 to $69.0 million for the year ended March 29, 2014. This increase was primarily due to an increase in bonus expense of $10.5 million in fiscal year 2014 compared to the prior fiscal year.

Interest expense for fiscal year 2014 was $12.8 million, as compared to $12.9 million during fiscal year 2013, a decrease of $0.1 million or 0.6%. We reduced average total debt to $134.3 million during fiscal year 2014, compared to $197.2 million during fiscal year 2013. In August 2013, we entered into a new credit agreement, which resulted in a one-time accelerated interest payment and other debt issuance costs of $7.2 million. The new credit agreement, from the date of its execution, lowered interest rates and reduced long term debt for the year ended March 29, 2014, compared to the prior fiscal year.

For the reasons set forth above, our income before taxes for the fiscal year 2014 increased 82.1% over the prior fiscal year, from $97.6 million for the fiscal year ended March 30, 2013 to $177.7 million for the fiscal year ended March 29, 2014.

Income tax expense for the fiscal year ended March 29, 2014 was $62.2 million, an increase of $25.5 million or 69.2%, compared to the same period in the prior year. This increase was driven almost entirely by the increase in income before taxes noted above. The effective tax rates for the fiscal year ended March 29, 2014 was 35.0%, compared to an effective tax rate of 37.7% for the fiscal year ended March 28, 2013.

For the reasons set forth above, our net income for the for fiscal year ended March 29, 2014 was $115.4 million, compared to net income of $60.8 million for the fiscal year ended March 30, 2013, an increase of $54.7 million or 89.9%.

Fiscal Year Ended March 30, 2013 Compared to Fiscal Year Ended March 31, 2012

	Fiscal Years Ended
(In thousands)	March 30, 2013	March 31, 2012	$ Increase / (Decrease)	% Increase / (Decrease)
Statements of Operations and Comprehensive Income Data:
Net Sales:
Third party	$1,754,307	$1,496,484	$275,823	17.2%
Related party	48,691	57,004	(8,313)	(14.6)%
Total Net Sales	1,802,998	1,553,488	249,510	16.1%
Costs of Goods Sold	1,636,890	1,559,205	77,685	5.0%
Gross Profit (Loss)	166,108	(5,717)	171,825	NM
Selling, General and Administrative Expense	55,668	40,591	15,077	37.1%
Income (Loss) from Operations	110,440	(46,308)	156,748	NM
Interest Expense, net	(12,883)	(17,717)	4,834	(27.3)%
Income (Loss) before Income Taxes	97,557	(64,025)	161,582	NM
Income Tax Expense (Benefit)	36,792	(25,693)	62,485	NM
Net Income (Loss)	60,765	(38,332)	99,097	NM

Other Comprehensive (Loss) Income	(65)	710	(775)	NM
Total Comprehensive Income (Loss)	$60,700	$(37,622)	$98,322	NM

For the year ended March 30, 2013, total sales increased 16.1% from $1,553.5 million in fiscal year 2012 to $1,803.0 million in fiscal year 2013. The increase in net sales was due primarily to an increase in third-party sales of 17.2%, from $1,496.5 million in fiscal year 2012 to $1,754.3 million in fiscal year 2013. This increase was partially offset by a decrease of related-party sales to Continental Grain and its affiliates of 14.6%, from $57.0 million in fiscal year 2012 to $48.7 million in fiscal year 2013.

The overall increase in net sales was due to both an increase in pounds sold and price per pound sold during the fiscal year ended March 30, 2013, compared to the fiscal year ended March 31, 2012. During fiscal year 2013 we sold 2,023.6 million pounds of poultry products, up 5.8% from 1,912.3 million pounds during fiscal year 2012. The additional pounds of poultry products sold were the result of an increase in the pounds sold due to acquisition of the Dothan complex on January 1, 2013. This complex sold 44.2 million pounds, or 2.2% of total pounds sold by us, in fiscal year 2013. Excluding the impact of the acquisition of the Dothan complex, our total pounds sold increased by 3.5% in fiscal year 2013. This increase was primarily due to an increase in pounds produced in fiscal year 2013 due in large part to increase bird weight and to a lesser extent to an increase in the number of birds slaughtered as well as a reduction of finished goods inventory and an increased yield in the current fiscal year compared to the prior fiscal year.

Overall, market prices for poultry products increased during fiscal year 2013 as compared to fiscal year 2012. Urner Barry average market prices for wings, tenders and boneless breast in fiscal year 2013 increased by 49.4%, 12.1% and 9.7%, respectively, compared to fiscal year 2012 with the majority of the other parts also showing smaller increases in price in fiscal year 2013 compared to fiscal year 2012.

Cost of goods sold in fiscal year 2013 increased 5.0%, from $1,559.2 million for the year ended March 31, 2012 to $1,636.9 million for the year ended March 29, 2013. The increase in the cost of sales of poultry products was primarily due to an increase in the pounds of poultry products sold of 5.8%, as well as an increase in average feed cost of 10.8%, or $36.41 per ton, during fiscal year 2013 compared to fiscal year 2012.

For the reasons set forth above, we had a gross profit margin of $166.1 million for the year ended March 30, 2013, compared to a gross profit loss of $5.7 million in the prior fiscal year.

Selling, general and administrative expense in the fiscal year 2013 increased 37.1%, from $40.6 million for the year ended March 31, 2012 to $55.7 million for the year ended March 30, 2013. This increase was due to an increase of $14.6 million in bonus expense in fiscal year 2013 compared to fiscal year 2012.

Interest expense in fiscal year 2013 decreased 27.3% from the prior year, from $17.7 million for the fiscal year ended March 31, 2012 to $12.9 million for the fiscal year ended March 30, 2013. The decrease in interest expense was primarily due to reduced average long-term debt, from $250.9 million during fiscal year 2012 to $197.2 million during fiscal year 2013, and reduced interest rates during the fiscal year ended March 30, 2013 compared to prior fiscal year.

For the reasons set forth above, our income (loss) before taxes for the fiscal year 2013 increased by $161.6 million over the prior fiscal year, from a loss of $64.0 million for the fiscal year ended March 31, 2012 to $97.6 million for the fiscal year ended March 30, 2013.

Income tax expense for the fiscal year ended March 30, 2013 was $36.8 million, an increase of $62.5 million, compared to the income tax benefit of $25.7 million for the same period in the prior year. This increase was driven primarily by the increase in income before taxes noted above. The effective tax rate for the fiscal year ended March 30, 2013 was 37.7%, compared to an effective tax rate of 40.1% for the fiscal year ended March 31, 2012.

For the reasons set forth above, our net income for the for fiscal year ended March 30, 2013 was $60.8 million, which compared to a net loss of $38.3 million for fiscal year ended March 31, 2012 is an increase of $99.1 million.

Liquidity and Capital Resources

General

Our liquidity is dependent upon cash flow from operations and external sources of financing. The following table sets forth the components of our working capital and our current ratio (current assets to current liabilities) for the periods shown.

	Nine Months Ended	Fiscal Year Ended
(In thousands)	December 27, 2014	March 29, 2014	March 30, 2013
Current Assets	$459,771	$359,407	$347,141
Current Liabilities	313,848	224,219	264,992
Working Capital	$145,923	$135,188	$82,149

Current Ratio	1.5	1.6	1.3

Our working capital, calculated by subtracting current liabilities from current assets, was $145.9, $135.2 million and $82.1 million as of December 27, 2014, March 29, 2014 and March 30, 2013, respectively. Our current ratio, calculated by dividing current assets by current liabilities, was 1.5 to 1, 1.6 to 1 and 1.3 to 1 as of December 27, 2014, March 29, 2014 and March 30, 2013, respectively. These measures reflect our ability to meet our short-term obligations and are included here as a measure of our short-term market liquidity. Our principal sources of liquidity during the nine months ended December 27, 2014 and the fiscal years ended March 29, 2014 and March 30, 2013 included cash on hand, cash flows from operations and funds available under our revolving credit facility.

We had cash on hand as of $120.0, $24.0 million and $0 as of December 27, 2014, March 29, 2014 and March 30, 2013, respectively. We include in cash all cash equivalents, which are defined as any highly liquid investment with original maturities of three months or less. Our ability to invest cash is limited by covenants in our credit agreement to short-term investments. All of our cash at December 27, 2014 and March 29, 2014, was held in checking accounts and highly liquid, overnight investment accounts. There were no restrictions on our access to our cash and cash investments, and such cash and cash investments were available to us on demand to fund our operations.

Credit Agreement

In August 2013, Wayne Farms LLC entered into the Senior Credit Facility, which it then amended in December 2013 and July 2014. The Senior Credit Facility is collateralized by substantially all of its assets and requires Wayne Farms LLC to satisfy certain financial covenants related to its fixed charge coverage ratio if certain revolving credit facility availability tests are not satisfied, consolidated funded debt to capitalization and consolidated tangible net worth and establishes limitations on debt incurrence and certain types of payments, including distributions, investments and capital expenditures. The Senior Credit Facility consists of an asset based revolving credit facility of $180 million and a term loan of $164 million.

As of December 27, 2014, our debt under the Senior Credit Facility consisted of:

Revolving Credit Facility.   Borrowings under the revolving credit facility bear interest at a spread over LIBOR or a comparable interbank rate. The spread is based on the Consolidated Funded Debt to Capitalization ratio as defined in the Senior Credit Facility and was 2.0% as of December 27, 2014. The revolving credit facility matures in August 2018. We had no borrowings under the revolving credit facility as of December 27, 2014. It is our intention to repay any amounts outstanding on the revolving credit facility as the opportunity arises.

We are required to pay fees for the unused portion of the revolving credit facility, and the fee at December 27, 2014, was 0.25% per annum. We also have issued $8.3 million in letters of credit to ensure performance of certain obligations. The total amount of the letters of credit issued decreases the portion of the revolving credit facility that is available for borrowing which is based on a borrowing base of eligible inventory, accounts receivable and certain commodity contracts. We were charged a letter of credit fee of 2.0% as of December 27, 2014. We had $173.5 million available for borrowing under the revolving credit facility as of December 27, 2014.

Term Loan.   Borrowings under the term loan bear interest at a margin over LIBOR or a comparable interbank rate. The margin is based on the Debt to Capitalization ratio as defined in the Senior Credit Facility and was 2.25% as of December 27, 2014. The term loan is repayable in quarterly principal payments beginning in December 2013 and continuing through June 2020 with a final payment due in August 2020, which includes all the remaining unpaid principal balance outstanding. The term loan had an interest rate of 2.40% as of December 27, 2014.

On July 30, 2014, we exercised an option under the Senior Credit Facility to borrow an additional $50 million term loan, which is repayable in quarterly principal premium payments that began in December 2014. The interest rate, payment due dates and maturity date for such additional borrowing are the same as the initial term loan.

Amended and Restated Credit Facility.   In March 2015, Wayne Farms LLC entered into an amendment and restatement of its existing Senior Credit Facility. The amended and restated Senior Credit Facility included an asset based revolving credit facility, the size of which was increased from $180 million to $225 million, maturing March 26, 2020, a term loan facility of $161.875 million, maturing March 25, 2022, and added a delayed draw term loan facility of $150 million, which is available until March 25, 2016, subject to two nine month extensions if certain conditions are satisfied, and matures on March 25, 2022. At closing of the amendment and restatement, Wayne Farms LLC borrowed $161.875 million under the revolving credit facility to repay the outstanding term loans under the existing Senior Credit Facility, which borrowings will be repaid from net proceeds of the offering, and borrowed $161.875 million in new term loans, the proceeds of which are being held in a cash collateral account until the consummation of the offering, at which time such proceeds will be released to fund in part a distribution to Continental Grain and to fund working capital and other general corporate purposes of Wayne Farms LLC. Borrowings under the delayed draw term loan facility may be used only to fund growth capital expenditures. In addition, under the amended and restated Senior Credit Facility the interest rate margins and undrawn commitment fee rates were reduced and Wayne Farms LLC is permitted certain additional capacity to incur debt, make investments and pay distributions.

Cash Flows

Cash Flows for the Nine Months Ended December 27, 2014 and December 28, 2013

	Nine Months Ended
(In thousands)	December 27, 2014	December 28, 2013	$ Increase / (Decrease)
Cash Provided By (Used In):
Operating Activities
Net Income	$174,312	$100,362	$73,950
Non-Cash and other adjustments	42,280	67,965	(25,685)
Total Operating activities	216,592	168,327	48,265
Investing activities	(42,812)	(31,551)	(11,261)
Financing activities	(77,795)	(85,869)	8,074
Net increase in cash	95,985	50,907	45,078

Beginning Cash	23,995	—	23,995
Ending Cash	$119,980	$50,907	$69,073

Cash flows for the nine months ended December 27, 2014 and the nine months ended December 28, 2013 included net cash provided by operations of $216.6 million and 168.3 million, respectively, an increase of $48.3 million. This increase was due primarily to an increase in net income of $74.0 million for the nine months ended December 27, 2014, compared to the same period in the prior year as described above. This increase was partially offset by a decrease in non-cash and other adjustments of $25.7 million during the nine months ended December 27, 2014, compared to the same period in the prior year. The decrease was primarily due to a decrease in inventory in the current period of $2.1 million, compared to a prior period decrease of $28.3 million. Net cash used in investing activities was $42.8 million and $31.6 million for the nine months ended December 27, 2014 and the nine months ended December 28, 2013, respectively. The increase in cash used in investing activities was primarily due to the $9.2 million investment in our unconsolidated joint venture, WFSP, LLC, made during the nine months ended December 27, 2014. During the nine months ended December 27, 2014 and the nine months ended December 28, 2013, net cash used in financing activities was $77.8 million and $85.9 million, respectively. During the nine months ended December 27, 2014, long term debt increased by $50.0 million, we made principal payments on long term debt of $4.5 million, we made distributions to Continental Grain of $209.5 million and our payable to Continental Grain — income taxes increased by $86.2 million. During the nine months ended December 28, 2013, net long term debt increased by $22.5 million, the amount outstanding on our revolving credit facility decreased by $82.2 million, we made distributions to Continental Grain of 45.0 million, we repaid intercompany debt payable to Continental Grain of $25.0 million and our payable to Continental Grain — income taxes increased by $47.4 million.

Cash Flows for the Fiscal Years Ended March 29, 2014, March 30, 2013 and March 31, 2012

	Fiscal Years Ended
(In thousands)	March 29, 2014	March 30, 2013	March 31, 2012
Cash Provided By (Used In):
Operating Activities
Net Income (Loss)	$115,416	$60,765	$(38,332)
Non-Cash and other adjustments	50,956	13,383	21,742
Total Operating activities	166,372	74,148	(16,590)
Investing activities	(51,143)	(54,769)	(9,339)
Financing activities	(91,234)	(19,379)	25,929
Net increase (decrease) in cash	23,995	—	—

Beginning Cash	—	—	—
Ending Cash	$23,995	$—	$—

Cash flows for the fiscal years ended March 29, 2014 and March 30, 2013 included net cash provided by operations of $166.4 million and $74.1 million, an increase of $92.2 million. This increase was due to both an increase in net income of $54.6 million and a year-over-year increase in non-cash and other adjustments of $37.6 million. The increase in non-cash and other adjustments was primarily due to a decrease in inventory during the fiscal year ended March 29, 2014, compared to an increase in inventory of $34.8 million in the prior period. This increase was partially offset by a net decrease in deferred taxes during the period ended March 29, 2014 of $1.3 million, compared to a net increase in deferred taxes in the prior period of $25.7 million. Cash used in investing activities was $51.1 million and $54.8 million for the fiscal years ended March 29, 2014 and March 30, 2013, respectively. In fiscal year 2014, this amount was almost entirely additions to property plant and equipment. In fiscal year 2013, $25.5 million of such amount was due to the Dothan acquisition. During the fiscal years ended March 29, 2014 and March 30, 2013, net cash used in financing activities was $91.2 million and $19.4 million, respectively. In fiscal year 2014, we reduced the amount outstanding on our revolving credit facility by $82.2 million, we made payments to Continental Grain in the form of repayment of intercompany debt and distributions totaling $90.0 million, we had a net increase in long term debt of $21.0 million and our payable to Continental Grain — income taxes increased by $63.6 million. In fiscal year 2013, we made long-term debt payments of $40.0 million, partially offset by an increase in the amount outstanding on our revolving credit facility of $15.6 million and an increase in our payable to Continental Grain — income taxes of $11.1 million.

Cash flows for the fiscal year ended March 30, 2013 and March 31, 2012 included net cash provided by operations of $74.1 million for fiscal year ended March 30, 2013 and net cash used in operations of $16.6 million for the fiscal year ended March 31, 2012, an increase of $90.7 million. The increase was due primarily to an increase in net income of $99.1 million. Non-cash and other adjustments decreased by $8.3 million for the fiscal year ended March 30, 2013 compared to the fiscal year ended March 31, 2012. Cash flows used in investing activities were $54.8 million and $9.3 million for the fiscal years ended March 30, 2013 and March 31, 2013, respectively. In fiscal year 2013, $25.5 million of such amount was due to the Dothan acquisition with the balance funding additions to property plant and equipment. In fiscal year 2012, this amount was almost entirely additions to property plant and equipment. During the fiscal years ended March 30, 2013 and March 31, 2012, net cash used in financing activities was $19.4 million and net cash provided by financing activities was $25.9 million, respectively. In fiscal year 2013, we made long-term debt payments of $40.0 million, partially offset by an increase in the amount outstanding on our revolving credit facility of $15.6 million and an increase in our payable to Continental Grain — income taxes of $11.1 million. In fiscal year 2012, we had a net increase in long-term debt of $36.7 million and proceeds from borrowing from Continental Grain of $25.0 million, offset by a decrease in our revolving line of credit of $30.9 million and debt issuance costs of $4.5 million.

Capital Expenditures

We anticipate spending between $45.0 million and $55.0 million on the acquisition of property, plant and equipment during fiscal year ended March 28, 2015. These capital expenditures will primarily be incurred to repair and maintain existing facilities, improve efficiencies and reduce costs. We expect to fund these capital expenditures with cash flow from operations and proceeds from the revolving line of credit under our Senior Credit Facility.

Tax Receivable Agreement

For a description of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Contractual Obligations

Obligations under long-term debt and non-cancelable operating leases at March 29, 2014 were as follows:

	Payments due by period
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$118,500	$6,000	$15,750	$21,750	$75,000
Interest on long-term debt obligations (2)	14,886	2,790	5,103	4,221	2,772
Non-Cancelable Operating Leases	16,859	6,322	8,737	1,776	24
Claims Payable (3)	10,903	5,303	5,600	—	—
Deferred Compensation (4)	16,662	6,774	9,888	—	—
Purchase Obligations (5)	6,531	6,531	—	—	—

Total	$184,341	$33,720	$45,078	$27,747	$77,796

(1)	We intend to use $ million of the net proceeds from this offering to reduce our long-term debt obligations.
(2)	Interest on long-term debt obligations in the table above assumes the continuation of the interest rate, outstanding borrowings and scheduled interest and principal payments as of March 29, 2014.
(3)	Claims payable related to our workers compensation, product liability and property and casualty insurance policies as of March 29, 2014.
(4)	Deferred compensation related to amounts earned and payable under our long term incentive plans based on operating results for the period ended March 29, 2014.
(5)	Amounts related to agreements to purchase goods and services that are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the timing of the transaction.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to inventories, long-lived assets. income taxes and self-insurance accruals. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Inventories

Processed food and poultry inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market value. Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. When market prices for poultry are low and feed grains are high, we may be required to write down the carrying values of processed poultry and live inventories to fair market value, which would increase our cost of sales.

The cost associated with broiler inventories, consisting principally of chicks, feed, medicine and payments to the growers who raise the chicks for us, are accumulated during the growing period. The cost associated with breeder inventories, consisting principally of breeder chicks, feed, medicine and grower payments are accumulated up to the production stage and amortized over their useful life, approximately 40 weeks using the straight-line method. Mortality of broilers and breeders is charged to cost of sales as incurred. If market prices for chicks, feed or medicine or if grower payments increase (or decrease) during the period, we could have an increase (or decrease) in the market value of its inventory as well as an increase (or decrease) in cost of sales. Should we decide that the 40-week amortization period used to amortize the breeder costs is no longer appropriate as a result of operational changes, a shorter (or longer) amortization period could increase (or decrease) the cost of sales recorded in future periods. High mortality from disease or extreme temperatures would result in abnormal charges to cost of sales to write-down live poultry inventories. As of December 27, 2014, March 29, 2014 and March 30, 2013, our live broiler inventories are recorded at cost because the estimated market value was higher than the estimated cost to complete those live broiler inventories. Breeders are generally not subject to lower of cost or market reserves due to their longer production lives.

Long-Lived Assets

Depreciable long-lived assets are primarily comprised of buildings and machinery and equipment, which are stated at cost. Depreciation of property, plant, and equipment is provided by the straight-line method over the estimated useful lives of 2–50 years for buildings, 3–35 years for building and land improvements, 1–35 years for machinery, equipment, and fixtures, and 2–5 years for capitalized software. An increase or decrease in the estimated useful lives would result in changes to depreciation expense. We continually reevaluate the carrying value of our long-lived assets for events or changes in circumstances that indicate that the carrying value may not be recoverable. As part of this reevaluation, we estimate the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset. If our assumptions with respect to the future expected cash flows associated with the use of long-lived assets currently recorded change, then our determination that no impairment charges are necessary may change and result in us recording an impairment charge in a future period.

Accrued Self Insurance

Insurance expense for workers’ compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. We accrue expenses in our workers’ compensation and employee benefit plans for both known claims as well as claims incurred but not reported. Stop-loss coverage is maintained with third party insurers to limit our total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results. There are no material adjustments to expenses accrued in prior periods in current expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in our claims history, there could be a significant increase or decrease in cost of sales depending on whether these expenses increased or decreased, respectively.

Income Taxes

Prior to this offering, Wayne Farms LLC was a single member LLC of Continental Grain, which is headquartered in New York. Wayne Farms LLC was a disregarded entity for federal and state income tax purposes. Federal and state income taxes were not reflected in the historical financial statements of Wayne Farms LLC. In connection with the Reorganization Transactions, including this offering, Wayne Farms became subject to corporate federal and state income taxes.

We account for income taxes in accordance with ASC 740, “Accounting for Income Taxes” (“ASC 740”), which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities by applying the enacted tax rates in effect for the year in which the differences are expected to reverse. Such net tax effects on temporary differences are reflected on our condensed and combined statements of financial condition as deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when we believe that it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10 prescribes a two-step approach for the recognition and measurement of tax benefits associated with the positions taken or expected to be taken in a tax return that affect amounts reported in the financial statements. We have reviewed and will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. To the extent that our assessment of the conclusions reached regarding uncertain tax positions changes as a result of the evaluation of new information, such change in estimate will be recorded in the period in which such determination is made. We report income tax-related interest and penalties, if applicable, as a component of income tax expense.

We determine our effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. We may be periodically audited by taxing authorities and consider any adjustments made as a result of the audits in computing our income tax expense. Any audit adjustments affecting permanent differences could have an impact on our effective tax rate. Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense, stock based compensation programs and self-insurance programs accounted for differently for financial and income tax purposes. Valuation allowances are recorded when it is more likely than not some portion or all of the deferred tax asset will not be realized.

Contingencies

In the normal course of business, lawsuits, claims, and proceedings have been or may be instituted or asserted against us relating to various matters. Although the outcome of litigation cannot be predicted with certainty, management believes that the disposition of these matters will not have a material adverse effect on our financial statements.

Inflation

We believe inflation has not had a material effect on our financial condition or results of operations in the years ended March 29, 2014, March 30, 2013 and March 31, 2012.

Quantitative and Qualitative Information about Market Risk

Interest Rate Risk, Derivative Instruments

Our earnings are affected by changes in interest rates due to the impact those changes have on our variable-rate debt instruments. Excluding the impact of our outstanding interest rate swaps, all of our total debt at March 29, 2014 consisted of variable rate instruments. Holding other variables constant, including levels of indebtedness, an increase in interest rates of 25 basis points would have increased our interest expense by $335,000 for the fiscal year ended March 29, 2014. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt at March 29, 2014.

As of March 29, 2014, we held an interest rate swap contract with an aggregate notional amount of $75.0 million, with a termination date of August 30, 2018. This swap contract was entered into to economically hedge the variability in cash flow on a portion of our variable rate instruments. This contract effectively fixed the interest rate on such portion of the term loan at 1.825% through the swap termination date. The fair value of the interest rate swap contract was a liability of $97,000 as of March 29, 2014.

These interest rate swaps have not been designated for hedge accounting treatment in accordance with the Financial Accounting Standards Board (“FASB”) ASC Topic 815, Derivatives and Hedging, as amended and interpreted, and the changes in fair value of these instruments will be recognized in earnings during the period of change. Assuming a ten basis point decrease in the prevailing forward yield curve, the fair value of the interest rate swap liability, excluding accrued interest, would increase by $272,000 to a liability of approximately $369,000 as of March 29, 2014.

Foreign Currency Risk

Because all of our accounts receivables are denominated in U.S. Dollars, our foreign currency exchange exposure is limited to pricing competition with competitors in foreign markets. As the value of the U.S. Dollar increases relative to foreign currencies, our revenues could be adversely impacted by customers choosing products from foreign competitors.

Market Risk, Derivative Instruments

Our earnings are affected by market risk, including changes in commodity prices for our main raw materials, which are corn and soybean meal, caused by supply conditions, weather, economic conditions and other factors. To manage volatility associated with these raw material exposures, we may enter into derivative transactions. Generally, we utilize commodity futures and option contracts to reduce the volatility of commodity prices on corn and soybean meal. We consider our use of derivative instruments to be an economic hedge against changing prices. We record all futures and options contracts at fair value and record any changes in fair value as operating expense in the period the market value changed. Contracts for the future purchase or sale of certain commodities are designated as normal purchases or sales and are not marked to market.

The following table shows the impact of hypothetical changes in the price of corn and soybean meal on both our cash flow and our cost of goods sold, based on quantities actually purchased in the fiscal year ended March 29, 2014:

Feed Ingredient	Quantity Purchased during Fiscal Year Ended March 29, 2014:	Hypothetical Price Change	Impact on Cash and Cost of Goods Sold
Corn	57 million bushels	$0.10 per bushel	$5.7 million
Soybean meal	492,000 tons	$10.00 per ton	$4.9 million

Financial Instruments with Off Balance Sheet Risk

We maintain operating leases for various types of equipment, some of which contain residual value guarantees for the market value of assets at the end of the term of the lease. The terms of the lease maturities range from 1 to 5 years. We estimate the maximum potential amount of the residual value guarantees is approximately $16.9 million; however, the actual amount would be offset by any recoverable amount based on the fair market value of the underlying leased assets. No liability has been recorded related to this contingency as the likelihood of payments under these guarantees is not considered to be probable, and the fair value of the guarantees is immaterial. We historically have not experienced significant payments under similar residual guarantees.

We are a party to many routine contracts in which we provide general indemnities in the normal course of business to third parties for various risks. Among other considerations, we have not recorded a liability for any of these indemnities as, based upon the likelihood of payment, the fair value of such indemnities would not have a material impact on our financial condition, results of operations and cash flows.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the FASB issued new revenue recognition guidance. The new standard supersedes a majority of existing revenue recognition guidance under GAAP, and requires companies to recognize revenue when it transfers goods or services to a customer in an amount that reflects the consideration to which a company expects to be entitled. Companies may need to use more judgment and make more estimates while recognizing revenue, which could result in additional disclosures to the financial statements. This update allows for either a “full retrospective” adoption or a “modified retrospective” adoption. We are currently evaluating which adoption method we will use. This guidance is effective for public companies for annual reporting periods beginning after December 15, 2016 including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the revenue recognition impact this guidance will have once implemented.

Income Taxes

In July 2013, the FASB issued guidance on the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Currently, some entities present unrecognized tax benefits as a liability unless the unrecognized tax benefit is directly associated with a tax position taken in a tax year that results in the recognition of a net operating loss or tax credit carryforward for that year and the net operating loss or tax credit carryforward has not been utilized. Other entities present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward. The purpose of this guidance is to eliminate that diversity by requiring the unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset unless a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law. The amendments in this update were effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013 and early adoption is permitted. The adoption of this guidance did not have a material impact on our financial statements.

Comprehensive Income

In February 2013, the FASB updated the guidance requiring companies to report, in one place, information about reclassifications of accumulated other comprehensive income (“AOCI”) and changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required in conformity with accounting principles generally accepted in the United States is required. The above information must be presented in one place, either parenthetically on the face of the financial statements by income statement line item, or in a note. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments were effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have an impact on our financial position, results of operations or cash flows.

Offsetting Assets and Liabilities

In December 2011, the FASB issued guidance regarding the presentation of offsetting assets and liabilities on the balance sheet. Under this new guidance, entities are required to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting agreement. This scope would include derivatives, sale and repurchase agreements, and reverse sale and repurchase agreements. The objective of this disclosure is to facilitate comparison between GAAP and International Financial Reporting Standards financial statements. This guidance affects all entities that have financial instruments and derivative instruments that are offset or are subject to master netting arrangements or similar agreements. This guidance was effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Disclosures were required to be provided retrospectively for all comparative periods presented. The adoption of this guidance did not have a material impact on our financial statements.

BUSINESS

Overview

Following a series of targeted acquisitions, combined with organic growth, we are currently the sixth largest integrated producer and processor of broiler chickens in the United States. We are primarily engaged in the production and processing of fresh and further processed chicken products to retailers, distributors and foodservice operators. We offer fresh as well as deboned, value-added marinated, breaded, cooked and individually frozen products to our customers through strong national and international distribution channels. We employ approximately 9,000 people and have the capacity to process more than 6.5 million birds per week for a total of more than 2.6 billion pounds of live chicken annually. In the fiscal year ended March 29, 2014, we generated $2.1 billion in total revenue compared to $1.8 billion in the fiscal year ended March 30, 2013, representing a 15.3% year-over-year increase, and produced approximately 2.3 billion pounds of chicken products, a 14.8% increase over the fiscal year ended March 30, 2013.

We market our diversified portfolio of fresh and further processed chicken products to a diverse set of customers across the United States and in 29 other countries. We have become a valuable partner to our customers and a recognized industry leader by consistently providing high-quality products and services designed to meet their needs and enhance their respective businesses. Our sales efforts are largely targeted towards the business-to-business industry and selling to some of the largest chain restaurant, industrial, fresh meat distributor, institutional and regional foodservice distribution companies in the country, including, among others, Chick-fil-A, Nestlé SA, Boar’s Head Provisions and Costco Wholesale Corporation.

We employ a strategy of being a highly efficient producer and then reaching the consumer by becoming a key supplier to national and regional chain restaurants, regional foodservice, fresh meat distributors and retail-oriented food companies. We target customers that are recognized leaders in regional distribution or have both brand equity and consumer loyalty and place a high value on quality, consistency and predictability of products and services. We have positioned ourselves as a marketer involved in the supply side of the value chain, and we aim to enhance the equity of our customers’ brands and businesses through the delivery of quality and value through our products and services. Historically, we have not marketed our own retail brands. We will continue to view our customers’ brands as extensions of our own, enabling us to form deeper partnerships with major branded food companies and distributors and to concentrate on developing new products as well as partnering with customers to lower costs throughout the supply chain.

We operate a fully vertically integrated business model, which allows us to control every phase of the production process from feed to final product. Our integrated operations consist of breeding stock, contracting with growers to raise the birds, producing and delivering feed, processing, further processing and marketing of chicken products. As a vertically integrated company, we are able to better manage food safety and quality, as well as more effectively control margins and improve customer service. Today, we operate nine integrated complexes, comprising nine hatcheries; nine feed mills; nine slaughter processing plants; and two further processing plants. Our operations are located across six states through the southeastern United States and are strategically located to access raw materials in an effective manner and ensure that customers receive the freshest products in a timely manner. Combined with our network of approximately 1,100 contract growers, we believe we are well-positioned to supply the growing demand for our products and ensure the highest quality products and services for our customers.

Our Industry

The U.S. poultry industry is a large, attractive and growing sector, driven by strong demand for and consumption of chicken in the United States as well as in attractive and growing export markets around the world.

The United States consumes more chicken than any other animal protein (approximately 33.0 billion pounds projected in calendar year 2015 according to the USDA), and chicken is the second most consumed animal protein globally after pork. The United States is the world’s largest producer of chicken and is projected to produce approximately 39.6 billion pounds of ready-to-cook broiler meat (any meat from chicken raised specifically for meat production, as opposed to laying hens) in calendar year 2015, representing 20.6% of the total world production. China and Brazil are the second and third largest producers of broiler meat, with 15.0% and 14.9% of the world market share, respectively, according to the USDA.

According to the USDA, chicken production in the United States has grown from 1998 through 2014 at a CAGR of 2.0%. Several factors contribute to the continued growth in the sector. In the United States, chicken is a more affordable animal protein compared to beef and pork. It is also widely viewed as a healthier alternative to other animal proteins, provides versatility and consistent quality for preparers of meals, and is increasingly being introduced as the anchor animal protein for many menus across the QSR, casual dining and broader foodservice channels.

In addition to robust domestic consumption trends, the U.S. poultry industry has capitalized on strong growth in demand for chicken in an increasing number of attractive export markets. According to the USDA, exports accounted for nearly 18.9% of total U.S. poultry production in 2014, up from 15.7% in 1998. Rising standards of living in emerging markets, driven by growing middle class populations in developing countries, have resulted in an increase in global protein demand. According to the USDA, the export of U.S. chicken products increased at an average annual growth rate of 3.0% from 1998 through 2014. The United States is the second-largest exporter of broiler meat behind China. The United States is projected to export 6.7 billion pounds of broiler meat in calendar year 2015, which would account for 29.2% of the total world exports and 16.9% of the total U.S. production, according to the USDA.

Key Industry Dynamics

Pricing.   Changes to either the supply or demand components of the chicken market can significantly impact the profitability of key players in the industry, including us. Specifically, any supply or demand shift within the broiler industry can drive a change in pricing of chicken products and significantly affect the income generated by the producer. Items that influence chicken pricing in the United States include input costs, international demand, changes in production by other broiler producing countries and the demand associated with substitute products such as beef and pork. While broiler producers attempt to match supply and demand, a minor change in downstream demand can impact whether the planned supply meets the market need. We believe our focus on sales mix and our ability to tie our largest customer relationships to market-based pricing models enable us to adapt to changing supply demand dynamics by adjusting our production and pricing to maximize value. For more information on chicken pricing, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Results of Operations.”

Feed.   Broilers are fed corn and soybean meal as well as certain vitamins and minerals. Corn and soybean meal accounted for approximately 36% and 28% of our feed costs, respectively, in fiscal year 2014. Broiler production is significantly more efficient from a feed perspective than cattle or hog production. Approximately two pounds of feed are required for each pound of chicken, as compared to approximately six and three and a half pounds for cattle and hogs, respectively.

Historically, cost of feed had been largely steady, with occasional spikes resulting from externalities, such as poor weather conditions, including droughts or excessive rains, leading to poor crop yields, and increased demand both domestically for ethanol and globally for animal protein production. Market prices for feed ingredients remained at historically high levels until the latter half of 2013 and remain volatile. In response to these volatile market prices, we have sought to mitigate the impact of feed price volatility on our profitability by decreasing the amount of our products that are sold under longer-term fixed-price contracts, broadening our product portfolio and expanding the variety of contracts within our book of business. We believe that having a variety of contracts with more flexible pricing reduces the risk associated with volatile feed prices, which allows us to reflect market prices on a more real-time basis.

Our Competitive Strengths

We believe our competitive strengths position us to continue to be a leading poultry producer in the United States. Our vertical integration gives us control over our supply of chicken and chicken parts, helping to ensure high quality products. Our processing facilities offer a wide range of capabilities and are suited for high-volume production as well as smaller value-added production runs, which meet both the capacity and quality requirements of our customer base. We believe that we have established a reputation for partnering with the entire supply chain to deliver dependable quality, innovation and highly responsive customer service. We believe these strategies position Wayne Farms to be the favored chicken supplier to quality conscious customers.

Leading fresh poultry franchise.   We are currently the sixth largest integrated producer and processor of broiler chickens in the United States, producing approximately 2.3 billion pounds of chicken products and generating over $2.1 billion in total revenue in the fiscal year ended March 29, 2014. We are primarily engaged in the production and processing of fresh and further processed chicken products to some of the largest chain restaurant, industrial, fresh meat distributor, institutional and regional foodservice distribution companies in the country. We offer deboned, value-added marinated, breaded, cooked and individually frozen products, both fresh and further processed, to our customers through national and international distribution channels. We have the capacity to process more than 6.5 million birds per week for a total of more than 2.6 billion pounds of live chicken annually. We have become a valuable partner to our customers and a recognized industry leader by consistently providing high-quality, innovative products and services designed to meet their needs and enhance their respective businesses.

Best-in-class operator and low-cost producer.   We currently operate nine fresh processing and two further processing facilities, located in Alabama, Arkansas, Georgia, Mississippi and North Carolina. All of our fresh facilities have hatching, feed mill, slaughter and deboning capabilities. The presence of all critical production stages in-house at each facility allows us to streamline our operations, reduce production costs, ensure optimal breeding and feeding decisions, and provide high quality products. Our facilities are modernized as a result of over $100 million spent in capital expenditures in the past three fiscal years. In our fresh business, we have improved and upgraded chillers, installed new lines to process larger birds and upgraded weigh-scale and packaging to reduce waste. We also have recently undertaken restructuring initiatives to enhance our operations. Key changes we have implemented include improving our management team and sales force strategy, increasing capacity utilization, closing unprofitable lines and facilities, and identifying and implementing cost savings programs. Our focus on quality and food safety allows us to target customers that have strong brand equity and place a high value on quality, consistency, food safety and predictability of products and services. All of our facilities are USDA inspected and are SQF 2000 Level 2 certified. In addition, ASQ certified personnel ensure that our internal audit programs reflect current industry best practices.

Attractive, blue-chip customer base.   Our customer base is characterized by strong, long-term partnerships with leading blue-chip companies, which represent some of the largest accounts in the country. At present, we have over 400 customers balanced across our distribution channels, including foodservice distribution (e.g., US Foods, Gordon Food Service and Sysco Corporation), retail (e.g., Costco Wholesale Corporation and H.E. Butt Grocery Company), fresh meat distributors (e.g., Boar’s Head Provisions, Perdue Farms and Tyson Foods, Inc.), national and regional restaurant chains (e.g., Chick-fil-A, Jack in the Box and Little Caesar’s), industrial (e.g., Nestle S.A. and HJ Heinz Co.) and export (e.g., AJC International). Our leadership in cultivating long-standing strategic partnerships is evidenced by the average length of our customer relationships. As of December 27, 2014, the average length of our relationship with our top ten customers was over 15 years. Furthermore, we benefit from limited customer concentration in which our three largest customers collectively accounted for approximately 13% of our total sales and no single customer contributing to more than 6% of our total sales in fiscal year 2014. The depth of our customer relationships provides a foundation for recurring revenues as well as a platform for growth.

Experienced management team.   We have a proven senior management team whose tenure in the chicken and food industries has spanned numerous market cycles and which is among the most experienced in the industry. Our senior management team is led by Elton Maddox, our Chief Executive Officer, who has over 41 years of experience in the chicken industry. The other members of our senior executive team have backgrounds with leading agribusiness and food companies, including, among others, Perdue Farms, Pilgrim’s Pride Corporation, ConAgra Foods, Inc., PepsiCo Inc., Monsanto Company and Sara Lee Corporation. Our management team has improved the competitiveness of our business and instilled a continuous improvement culture focused on operating efficiency. Management’s strategy includes a system-wide competitive gap analysis to improve plant-level profitability, which we believe drives team engagement and local ownership over the results at each plant. We believe that our senior team’s combination of backgrounds and experience will continue to provide the foundation for a results-oriented business that will maintain and strengthen long-term partnerships with vendors and customers to ensure the future growth of our company. We also benefit from shared ideas and experience with the management team of our majority stockholder, Continental Grain, a respected leader in the agribusiness industry that was founded in 1813.

Strategic alliance and support from Continental Grain.   As a majority-owned subsidiary of Continental Grain, we have worked closely with Continental Grain’s management team to leverage their extensive agribusiness experience and implement strategies to manage the risks associated with volatile commodity inputs.

Further, we regularly interact with other Continental Grain companies to better understand global trends and share best practices. We also expect that our relationship with Continental Grain will help us as we continue to build new strategic alliances and enhance our existing strategic relationships.

Our Growth Strategy

Our growth strategy is focused in these key areas:

Expansion and optimization of existing plants.   We expect to continue to focus on growing our existing customer relationships and building new partnerships through both our fresh and further processed chicken products and services. Through continued penetration of our existing channels and partnering with our customers to deliver customized, value-added and innovative products, we believe that we are well-positioned to continue our organic growth. Our customers often look to partner with Wayne Farms as they continue to expand their respective businesses. For example, recently, one of our larger customers, a recognized leader in their segment, approached us about substantially expanding our supply to that customer. We have developed a multi-year expansion plan with this customer that will include doubling one of our existing plants in the near term and the potential for further expansion in the future. We also continually look for opportunities to optimize existing facilities and incrementally expand our current capabilities. We have identified opportunities to lower our feed costs through consolidation and expansion of feed mills, which will also allow us to take advantage of capacity expansion opportunities. Our operations teams continually work to identify production bottlenecks and develop plans to eliminate them. Furthermore, we plan to capitalize on robust export market trends for U.S. poultry.

Continued product innovation.   We work with our partners to continually develop new products and processes that meet their needs, including the opportunity to further expand the depth and breadth of our further processed product offerings. Through our proprietary approach to product development and planning, INNOVATION CENTRAL®, our team of R&D staff is able to leverage its expertise in culinology, food science, process development and ideation to find creative solutions for our customers and generate demand for our products. We have demonstrated recent success with several innovative products (e.g., chicken sausages and waffle bites). In addition, our further processing facilities have been approved by the USDA for multi-protein capabilities that will allow us to specialize in custom designed convenience foods. We offer customers fast-track commercialization and can provide limited initial roll-outs as well as broader roll-outs.

Industry consolidation opportunities.   The U.S. poultry industry remains fragmented, with a significant percentage of producers consisting of smaller family-owned businesses. While the top two competitors in the poultry industry have a combined 38% market share, 13 companies make up the next 50% of the market. We believe that we are well prepared to participate in industry consolidation as opportunities arise and are positioned as a consolidator in an industry consisting of many private and family-owned businesses. We believe there is a clear path to further increasing our market share in the industry, and we have demonstrated our ability to successfully integrate acquired plants through our acquisition of the production facility in Dothan, Alabama in 2013. We believe we have a management team, processes and capacity to integrate several companies into our platform. As a public company, our access to the equity market and ability to use our equity as currency will help facilitate our participation in industry consolidation and allow us to diversify our business.

Products

We offer fresh and further processed poultry products under our brand names Wayne Farms®, Dutch Quality House®, Platinum Harvest®, Chef’s Craft™ and privately packaged products for club stores, supermarkets, distributors and processors. We also provide proprietary product development and planning services, leveraging our in-depth knowledge and experience to provide tailored solutions for our customers.

Fresh.   Fresh chicken is an important component of our sales and accounted for $1.7 billion, or 82%, of our total U.S. chicken sales for the year ended March 29, 2014 and $1.5 billion, or 81%, for the year ended March 30, 2013. Most of our fresh chicken products are sold to existing customers, based upon certain daily, weekly or monthly market prices quoted by Urner Barry, plus or minus a markup, which is dependent upon the customer’s location, volume, product specifications and other factors. We believe our practices with respect to sales of fresh chicken are generally consistent with those of our competitors. The majority of these products are sold pursuant to agreements with varying terms that set a price according to formulas based on underlying chicken price markets, subject in some cases to minimum and maximum prices.

Our fresh poultry division offers branded products under the Wayne Farms® and Platinum Harvest® brand names, as well as packaged products for club stores, supermarkets, distributors and processors. These products include boneless breasts, tenderloins, whole and split wings, thighs, legs and leg quarters, drums, wing tips and paws. Wayne Farms® branded products include fresh chicken products, hand-deboned and ready for value-added processing or for cook and serve convenience, and they are targeted for both foodservice and distributor applications or are privately packaged for club stores, supermarkets and processors. Wayne Farms® branded products are also packaged for export. Platinum Harvest® is our premier line of hand-selected and hand-deboned poultry, offering more usable product with a lower fat content and improved packaging at a higher price point. Platinum Harvest® products are targeted for foodservice distributors and value-driven end users.

Further Processed.   Further processed chicken accounted for $364 million, or 18%, of our total U.S. chicken sales for the year ended March 29, 2014 and $349 million, or 19%, for the year ended March 30, 2013. Our further processing division produces and markets ready-to-cook, ready-to-eat and custom designed convenience poultry products under our Dutch Quality House®, Chef’s Craft™ and Platinum Harvest® brand names. The brands’ further processed product portfolio includes marinated, breaded and flash fried, unbreaded and solid muscle, fully cooked diced and julienned, wings, breaded, fully cooked products and sausage.

Sales

Our chicken products, both fresh and further processed, are sold domestically and internationally. Our customers primarily consist of foodservice, industrial, export and national and regional chain restaurant account customers. This wide range of customers, together with our large variety of products, provides us with the flexibility to respond to changing market conditions in an effort to maximize profits. This flexibility also fosters our attempts to reduce our exposure to market volatility, although our ability to do so is limited.

Foodservice.   We are a leading supplier of broiler and further processed products to a wide variety of foodservice customers, including independent operators, schools and universities, and full service restaurants. We also have a growing business with large, regional foodservice distributors. In fiscal year 2014, our foodservice customers comprised 49% of our fresh revenue, 43% of our further processed revenue and 48% of our total revenue.

Industrial.   We are a supplier to companies that use our fully cooked, further processed chicken or use our broiler products as raw materials and ingredients in the products that they manufacture. We believe our strengths in this market include the extensive nature of our product line and our ability to develop and research products to fit our customers’ specific needs. In fiscal year 2014, our industrial customers comprised 35% of our fresh revenue, 25% of our further processed revenue and 33% of our total revenue.

National Accounts.   We offer a wide range of sized fresh chicken cuts, marinated and fully cooked products to meet the needs of our national quick service, casual dining and family dining establishment customers. In fiscal year 2014, our national accounts customers comprised 7% of our fresh revenue, 29% of our further processed revenue and 11% of our total revenue.

Export.   We export our products to Afghanistan, Angola, Albania, Armenia, China, Cuba, Georgia, Germany, Greece, Iraq, South Korea, Kosovo, Mexico, Pakistan, Russia, Saipan, Singapore, Taiwan, Tajikistan, the United Arab Emirates and other world markets. Our line of products for our export customers include leg quarters, drums, wing tips and paws. We conduct all of our export sales either through Hong Wai, a subsidiary of Continental Grain, or through a domestic export distributor, who may sell our products abroad. Such sales in fiscal year 2014 comprised 6% of our total revenue.

Sales and distribution of our chicken products are conducted primarily by sales personnel from our general corporate offices in Oakwood, Georgia, by customer service representatives at our headquarters and through independent food brokers. Each complex uses contract carriers for distribution of its products.

Generally, we price most of our chicken products based upon monthly, weekly and daily market prices reported by Urner Barry and/or cost-plus arrangements with some key customers. Consistent with the industry, our profitability is impacted by such market prices, which may fluctuate substantially and exhibit cyclical and seasonal characteristics. We will adjust base prices depending upon value added, volume, product mix and other factors. While base prices may change monthly, weekly and daily, our adjustments are generally negotiated from time to time with our customers. Our sales are generally made on an as-ordered basis, and we maintain long-term sales contracts with some of our customers.

Production and Facilities

We are a vertically integrated producer of fresh, frozen and further processed chicken products, controlling the production of hatching eggs, hatching, feed manufacturing, growing, processing and packaging of our product lines.

This vertical integration assures strict product quality and food safety control throughout the process as well as reduces costs by coordinating each stage of production. Integration practices not only improve cost efficiency but also permit the production of higher quality, more uniform birds and optimum feed usage, formulation and conversion during grow-out.

Breeding and Hatching.   We maintain our own breeder flocks for the production of hatching eggs. Our breeder flocks are acquired as one-day old chicks (known as pullets and cockerels) from primary breeding companies that specialize in the production of breeder stock. We maintain contracts with our independent contract growers in connection with pullet farm operations for the grow-out of pullets (growing the pullet to the point at which it is capable of egg production, which takes approximately six months). Thereafter, we transport the mature breeder flocks to breeder farms that are operated and maintained by our independent contract growers. Eggs produced by these flocks are transported to our hatcheries in our vehicles.

We own and operate nine hatcheries located in Alabama, Arkansas, Georgia, Mississippi and North Carolina, where eggs are incubated, vaccinated and hatched in a process requiring 21 days. The chicks are vaccinated against common poultry diseases and are transported by our vehicles to independent grow-out farms. As of December 2014, the hatcheries were capable of producing an aggregate of approximately 8.5 million chicks per week.

Grow-out.   We place our chicks on the farms of independent contract growers, where broilers are grown to an age of approximately six to nine weeks. These farms provide us with sufficient housing capacity for our operations, and are typically family-owned farms operated under contract with us, whereby they have agreed to follow our protocol regarding animal husbandry and growing practices. The farm owners provide the facilities and equipment, utilities and labor; we supply the day-old chickens, feed, veterinary and technical services. The farm owner is compensated pursuant to an incentive formula designed to promote production cost efficiency. We believe that we have long-standing, excellent relationships with our independent contract growers.

Feed Mills.   An important factor in the grow-out of chickens is the rate at which chickens convert feed into body weight. We purchase primary feed ingredients, which include corn and soybean meal, on the open market. The quality and composition of the feed are critical to the conversion rate, and accordingly, we formulate and produce our own feed. As of December 2014, we operated nine feed mills, located in Alabama, Arkansas, Georgia, Mississippi, Florida and North Carolina, which are capable of producing an aggregate of approximately 62,000 tons of feed per week.

Feed grains are commodities subject to volatile price changes caused by weather, size of the harvest, transportation and storage costs, domestic and export demand and the agricultural and energy policies of the United States and foreign governments. Feed grains are generally available from an adequate number of sources. Although we have not experienced, and do not anticipate problems in securing adequate supplies of feed grains, price fluctuations of feed grains can be expected to have a direct and material effect upon our profitability. Although we sometimes purchase grains in forward markets, we cannot eliminate the potentially adverse effect of grain price increases.

Processing.   Once broilers reach processing weight, they are transported to our processing plants. Historically, we have remained a low cost producer operating efficiently near our capacity levels. The table below presents the approximate per-week production of our fresh processing plants for the calendar year ended December 31, 2014:

Processing Plant	Birds Per Week
Albertville, AL	650,000
Danville, AR	650,000
Decatur, AL	650,000
Dobson, NC	650,000
Dothan, AL	650,000
Enterprise, AL	1,300,000
Laurel, MS	650,000
Pendergrass, GA	650,000
Union Springs, AL	650,000
Total Fresh Processing Production	6,500,000

All of our fresh processing plants operate on a double shift basis and operate one processing line, except for our facility at Enterprise, Alabama that operates two processing lines on a double shift basis.

Additionally we operate two further processing plants with approximately 250 million pounds per year of ready-to-cook and fully cooked capacity.

Executive Offices.   Our corporate offices are located in Oakwood, Georgia. The office building houses our corporate offices, meeting facilities and computer equipment and constitutes the corporate headquarters.

Properties

The following table sets forth the location, use and size of our significant facilities as of December 2014. The Union Spring, Alabama processing plant and the Enterprise, Alabama processing plant, hatchery and feed mill are the only facilities that are leased, and such leases are subject to renewal upon our election.

Location	Use(s)	Approximate Square Footage
Albertville, AL	Hatchery, Feed Mill, Kill, De-Bone	135,000
Danville, AR	Hatchery, Feed Mill, Kill, De-Bone, Portion Control	153,000
Decatur, AL	Hatchery, Feed Mill, Kill, De-Bone	110,000
Dobson, NC	Hatchery, Feed Mills, Kill, De-Bone	147,000
Dothan, AL(1)	Hatchery, Feed Mill, Kill, Portion Control	131,000
Enterprise, AL	Hatchery, Feed Mill, Kill, De-Bone, Portion Control, Further Processing, Freezer	159,000
Laurel, MS	Hatchery, Feed Mill, Kill, De-Bone	156,000
Pendergrass, GA	Hatchery, Feed Mill, Kill, De-Bone, Portion Control, Further Processing	142,000
Union Springs, AL	Hatchery, Feed Mill, Kill, De-Bone	143,000
Decatur, AL (East & West)	Portion Control, Further Processing, Freezer	479,000

(1)	The Dothan, AL feed mill is located in DeFuniak Springs, FL.

Quality Control and Food Safety

We believe that quality control and food safety are important to our business and conduct quality control and food safety activities throughout all aspects of our operations. We believe these activities are beneficial to efficient production and in assuring our customers receive wholesome, high-quality products. Each of our eleven processing plants operates under a Hazard Analysis and Critical Control Points (“HACCP”) food safety system that is assessed annually by a third-party auditing firm. We conduct on-site quality control activities at each of our eleven processing plants to assure that products meet the specifications of our customers.

Our slaughter facilities meet and exceed federal regulations regarding sanitary dressing. We take a systematic approach to sanitary dressing that includes an evisceration equipment process control program, Good Manufacturing Practices (“GMP”), Sanitation Standard Operating Procedures (“SSOP”), On-line & Off-line Reprocessing, and a microbiological monitoring program with Enterobacteriaceae as an indicator organism for process control. The microbiological monitoring program also requires monitoring for Salmonella and Campylobacter at least daily in carcasses after the chiller. Our slaughter facilities are in compliance with USDA and FSIS requirements consistent to meet the Salmonella and Campylobacter performance standards. Each facility maintains appropriately validated interventions to control Salmonella and Campylobacter.

Our facilities also have in place written supporting programs encompassing:

•	GMP and SSOP;
•	traceability procedures for all raw materials, packaging, ingredients and finished products to ensure proper identification for all products coming into, through and leaving our system;
•	recall procedures in place at each production facility such that, if necessary, all products that are produced can be traced back initially to the first level of distribution and then further to specific ingredients, packing and farms. Mock recalls are held at each facility location a minimum of three times per year: one recall for finished goods traceability; one recall for raw material/ingredient traceability; and one recall for direct product contact packaging material traceability. A mock recall is considered successful if 100% of the product is identified within 2 hours.
•	a pest control program;
•	food defense programs, under which our facilities are access controlled, fenced and guarded; and
•	an Allergen Control Program, under which we have established and tested programs for the handling and control of any ingredient containing allergens at each of our facilities.

The programs above, as well as many other aspects of HACCP, sanitation and GMP, are also subject annually to internal audits performed by an international testing and consulting laboratory, under the Global Food Safety Initiative (“GFSI”) standard of SQF 2000 Level 2. All of our facilities have maintained SQF 2000 Level 2 certification for the past five years. All of our chemical and microbiological analysis is performed in laboratories that have received American Association for Laboratory Accreditation in accordance with the recognized international standards for testing and calibration laboratories.

We take precautions designed to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. We have in place a stringent entry and exit control policy as part of an ongoing effort to maintain the highest degree of safe and healthy operations at our facilities. Our biosecurity program is comprised of a system of tiered levels reflecting the current risk environment. Areas identified with elevated risk are handled with more stringent security measures as needed. Further, we work directly with the scientific and regulatory communities to monitor the situation and to ensure that the most current information and practices are employed in our ongoing effort to maintain quality flocks and guard against illness. We participate in the National Poultry Improvement Plan monitoring program by testing each individual flock in our operations for Avian Influenza, and to date we have had no flock test positive.

Regulation and Environmental Matters

Our facilities and operations are subject to regulation by various federal and state agencies, including, but not limited to, the Food and Drug Administration (“FDA”), the USDA, including the Grain Inspection, Packers and Stockyards Administration (“GIPSA”), the Environmental Protection Agency (“EPA”), the Department of Labor (“DOL”), including OSHA, the Department of Homeland Security (“DHS”) and corresponding state agencies. Our chicken processing plants are subject to continuous on-site inspection by the USDA. The FDA inspects production at our feed mills.

Our operations are subject to extensive regulation by the EPA and other state and local authorities in relation to handling and discharge of waste water, storm water, air emissions, treatment, storage and disposal of wastes, handling of hazardous substances and remediation of contaminated soil, surface water and groundwater. The EPA and other U.S. or state and local authorities may, from time to time, adopt revisions to environmental rules and regulations, and/or changes in the terms and conditions of our environmental permits, with which we must comply. Compliance with existing or new environmental requirements, including more stringent limitations imposed or expected as to recently renewed or soon-to-be renewed environmental permits, may require capital expenditures and operating expenses, which may be significant.

In 2013, OSHA issued updated guidelines on the prevention of musculoskeletal injuries in poultry processing and it has signaled its intent to devote enforcement resources to the poultry processing industry. Three of our processing plants recently have been subject to OSHA inspection with a focus on ergonomics issues and other safety hazards, and to date OSHA has issued ergonomic related citations to one plant. We are vigorously contesting the ergonomic and safety citations issued to the Enterprise plant. We have also resolved (including the payment of fines) other safety violations, including a recordkeeping citation at the Dobson plant, a failure to develop a procedural policy at our Albertville plant and an open floor hazard in our Danville plant. We may be subject to further OSHA proceedings and to fines and additional capital expenditures and operating expenses relating to occupational safety and health matters, which may be significant.

Sustainability

Sustainability at Wayne Farms is practiced within nearly every realm of our organization. It influences our ethics, our compliance, our journey to a sustainable supply chain and our employment culture which allows our employees to pursue meaningful and rewarding careers. Our sustainability platform is built upon the four pillars of: animal welfare, people and community welfare, environmental welfare and consumer and product welfare. We have always emphasized a sincere commitment to animal welfare as evidenced through our stringent training and auditing program, improvements in bird housing, high quality feed and the dedication of our employees and farmers. Each of our facilities is humane-certified by the third-party auditing firm Food Animal Care Training and Auditing that uses strict Professional Animal Auditor Certification Organization approved standards to assess our facilities.

Wayne Farms is deeply devoted to the people in our organization and the ten communities of which we are a part. Our employees are our most important asset. We value our employees and do everything we can to ensure a safe working environment for our workforce. As part of this, Wayne Farms has implemented a behavior based safety initiative called WorkSAFE. In addition, Wayne Farms and our employees partner in our communities to donate time and money in support of a wide range of humanitarian agencies, such as The United Way, The American Cancer Society and The Special Olympics. We also encourage and sponsor local involvement of our plant personnel in supporting activities such as “Relay for Life” and “Walk America,” volunteer emergency services fundraisers and food donation efforts.

Our environmental welfare emphasis encompasses our farm programs, hatcheries, feed mills and plant operations. We require our farms to have energy efficient housing and nutrient management plans that comply with Animal Feeding Operations and Concentrated Animal Feeding Operations regulations. Our hatchery, feed mill and plant operations are continuously seeking new ways to help minimize our overall water usage, carbon footprint and solid waste. By 2017, we have committed to reducing our water usage by 10% and our solid waste to the landfill by 33% from our 2013 levels.

Wayne Farms is very dedicated to consumer and product welfare, ensuring the implementation of strong food safety and quality practices from our farms to our customers’ facilities. We are participants in the GFSI and proud that all of the Wayne Farms processing facilities have achieved SQF 2000 Level 2 certification for the past five years.

Competition

The broiler industry is highly competitive and some of our competitors have greater financial and marketing resources than we do. In the United States, we compete principally with other vertically integrated broiler companies, but our broiler products compete with all meat proteins and fish, because changes in the relative prices of these foods may alter consumer buying patterns.

In general, the competitive factors in the U.S. poultry industry include price, product quality, product development, brand identification, breadth of product line and customer service. Competitive factors vary by major market. In the foodservice market, we believe that competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that product quality, brand awareness and customer service are the primary bases of competition. In addition we compete with non-vertically integrated further processors in the U.S. prepared food business. However, we believe that we have significant, long-term cost and quality advantages over non-vertically integrated further processors. Additionally, we face competition for export sales from both domestic and foreign suppliers.

Customers

Our three largest customers collectively accounted for approximately 13%, 13% and 13% of our sales for each of the years ended March 29, 2014, March 30, 2013 and March 31, 2012, respectively. However, no single customer accounted for more than six percent of our net sales in fiscal year 2014. Although we anticipate that customer concentration will continue in the foreseeable future, we do not believe the loss of any single customer would have a material adverse effect on us because we could sell poultry earmarked for any single customer to alternative customers at market prices.

Sources of Supply

We currently purchase our pullets and cockerels from a single major breeder. Other sources of breeder stock are available, and we continually evaluate these sources of supply. Should breeder stock from our present supplier become unavailable for any reason, we believe we could obtain adequate stock from other suppliers.

Other major raw materials we use include feed grains and other feed ingredients, cooking ingredients and packaging materials. We purchase these materials from a number of domestic and international vendors and believe that these sources of supply are adequate for our present needs.

Seasonality

The demand for our chicken products generally is greatest during the spring and summer months and lowest during the winter months.

Intellectual Property and Other Proprietary Rights

We have registered with the United States Patent and Trademark Office the trademarks Wayne Farms®, Platinum Harvest®, Dutch Quality House® and Chef’s Craft™, and corresponding logos. Our branded products include fresh chicken products targeted for both foodservice and distributor applications while Platinum Harvest® is our premier line of hand-selected and hand-deboned poultry targeted for foodservice distributors and value-driven end users. We use the Dutch Quality House® name in connection of our brand of value added products that are used in the nation’s largest restaurant chains, by some of the country’s largest institutional food manufacturers, and in individually owned restaurants throughout the nation. Both the Dutch Quality House® and Platinum Harvest® brand names are also used in conjunction with our further processed, frozen, ready-to-cook and ready-to-eat products. Chef’s Craft™ is used in conjunction with our newly introduced further processed, chilled (refrigerated) and ready-to-eat products. Chef’s Craft™ products are and will be sold primarily in the foodservice and club channels.

We have also registered with the United States Patent and Trademark Office 19 other trademarks that are used in connection with the distribution of chicken and other products and for other competitive purposes. Over the years, we have developed important non-public proprietary information regarding product related matters. While we have internal safeguards and procedures to protect the confidentiality of such information, we do not generally seek patent protection.

Employees and Labor Relations

As of December 2014, we had approximately 9,000 employees working throughout the United States, including over 900 salaried and over 8,100 hourly employees. As of December 2014, approximately 5,885 employees, or 65% of our workforce, are represented by unions with various contract expirations over the next three years.

The following table presents the location of our employees covered by collective bargaining agreements, the approximate number of employees at each location, the union with which we have entered into a collective bargaining agreement and the expiration date of each such agreement:

Location	Approx. Employees Covered	Union	Expiration Date
Maysville, GA feed mill	20	International Brotherhood of Teamsters	July 31, 2015
Danville, AR fresh processing plant	750	United Food and Commercial Workers	February 11, 2017
Decatur, AL fresh processing plant	860	Retail, Wholesale and Department Store	November 3, 2017
Decatur, AL further processing plant	820	United Food and Commercial Workers	February 21, 2015(1)
Albertville, AL fresh processing plant	846	United Food and Commercial Workers	November 29, 2014(1)
Jack, AL fresh processing plant	1,010	Retail, Wholesale and Department Store	October 24, 2015
Laurel, MS feed mill	25	United Food and Commercial Workers	June 19, 2015.
Laurel, MS fresh processing plant	740	United Food and Commercial Workers	November 18, 2015
Union Springs, AL fresh processing plant	710	Retail Wholesale and Department Store	February 25, 2017
Troy, AL feed mill	30	Retail, Wholesale and Department Store	February 28, 2016
Enterprise, AL feed mill	24	Retail, Wholesale and Department Store	August 13, 2017
Guntersville, AL feed mill	50	International Brotherhood of Teamsters	April 30, 2017

(1)	Active negotiations are currently ongoing and the collective bargaining agreements have been extended during the negotiations.

We have maintained satisfactory relationships with the unions, have not experienced any major work stoppages and believe that our relations with our employees are good.

Legal Proceedings

From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Elton Maddox	64	President and Chief Executive Officer, Director and Chairman
Courtney Fazekas	53	Vice President, Chief Financial Officer and Treasurer
Joseph C. Rivers	56	Vice President and Chief Operating Officer
John Flood	57	Vice President and General Manager, Further Processing
David Malfitano	55	Vice President and Chief Human Resource Officer
Paul Fribourg	61	Director
Teresa McCaslin	65	Director
Michael Zimmerman	64	Director
Carl Hausmann	68	Director
Mark Kehaya	47	Director
Mitch Adamek	53	Director

Set forth below is a brief biography of each of our executive officers and directors.

Elton Maddox is the President and Chief Executive Officer of the Company and has served in that position since March 2015 and in the same position of Wayne Farms LLC since July 2000. He previously served as Senior Vice President and General Manager, Poultry Division of Wayne Farms LLC since 1995, and the General Manager, Further Processing Operations, Poultry Division of Wayne Farms LLC from 1993 to 1995. Mr. Maddox graduated from University of Georgia with a Bachelor of Science in Engineering. Mr. Maddox has been a director and Chairman of the Company since its formation and was a director and Chairman of Wayne Farms LLC since 2011. Mr. Maddox also has served on the Board of Directors of the National Chicken Council since 1997 and on the Executive Committee of the U.S. Poultry & Egg Association since 2011. Mr. Maddox was selected to serve on our board because of his experience as a poultry industry executive, including as our Chief Executive Officer, and his general experience and knowledge of the poultry industry.

Courtney Fazekas is a Vice President, Chief Financial Officer and Treasurer of the Company and has served in that position since March 2015 and in the same position of Wayne Farms LLC since September 2003. He has previously worked for PepsiCo Inc. and the Pepsi Bottling Group, Inc. from 1991 to 2003 and Smith Barney & Co. from 1987 to 1990. Mr. Fazekas graduated from Georgia Institute of Technology with a Bachelor of Electrical Engineering and Columbia University School of Business with a Masters of Business Administration.

Joseph C. Rivers is a Vice President and Chief Operating Officer of the Company and has served in that position since March 2015 and in the same position of Wayne Farms LLC since April 2014. He joined Wayne Farms LLC as Vice President and General Manager, Fresh in October 2012. Mr. Rivers previously worked for Perdue Farms, first as Senior Vice President of Operations and Supply Chain, and then beginning in 2010 as President of Foodservice and Supply Chain. In March 2008, Mr. Rivers was appointed Chief Executive Officer of Pilgrim’s Pride Corporation, which filed for bankruptcy protection in December of that year. Mr. Rivers has 32 years of experience in the food industry. Mr. Rivers graduated with a Bachelor of Science in Animal Science from Virginia Tech.

John Flood is a Vice President and General Manager, Further Processing of the Company and has served in that position since March 2015 and in the same position of Wayne Farms LLC since July 2010. He has previously worked for Sara Lee Corporation, Oscar Mayer Company, Swift-Eckrich, Inc. and King & Prince Seafood Corporation and has 34 years of experience in the food industry. Mr. Flood graduated with a Bachelor of Arts in Marketing from Michigan State University.

David Malfitano is a Vice President and Chief Human Resource Officer of the Company and has served in that position since March 2015 and in the same position of Wayne Farms LLC since January 2003. He has previously worked for Frito-Lay, Inc., Monsanto Company, Kelly Services, Inc. and Vickers, a subsidiary of Trinova Corporation. Mr. Malfitano graduated with a Bachelor of Science in Employment Relations from Michigan State University.

Paul Fribourg has served as Chairman and Chief Executive Officer of Continental Grain since 1997 and is a member of Continental Grain’s Management Committee. He served as President and Chief Operating Officer of Continental Grain, Executive Vice President of the Commodity Marketing Group, and Group President of World Grain from 1985 to 1997. From 1980 to 1985, Mr. Fribourg served as General Manager for Continental Grain’s European operations, and he held various merchandising and management positions in Continental Grain domestically from 1976 to 1980. Currently, he is Lead Independent Director of Loews Corporation and a board member of The Estee Lauder Companies Inc., Apollo Global Management, LLC, Castleton Commodities International, LLC, Rabobank International North American Agribusiness Advisory Board, NYU Mitchell Jacobson Leadership Program in Law and Business Advisory Board, America-China Society, Endeavor Global, Inc. and Resturant Brand International Inc. Additionally, he is on the Board of Dean’s Advisors at Harvard Business School, as well as serving as Director of the Continental Grain Foundation, a Trustee of the Fribourg Family Foundation and a member of the Council on Foreign Relations, Brown University Advisory Council on China and International Business Leaders Advisory Council for the Mayor of Shanghai. Mr. Fribourg received his Bachelor of Arts degree in Economics from Amherst College and an Advanced Management degree from Harvard Business School. Mr. Fribourg was selected to serve on our board because he is the Chairman and Chief Executive Officer of Continental Grain, our controlling shareholder. Mr. Fribourg has been a director of the Company since March 2015 and was a director of Wayne Farms LLC since 2011. Mr. Fribourg also has extensive international experience managing and leading highly cyclical agriculture businesses and has a broad understanding of the poultry industry, as well as the broader animal protein sector, through his experience with Wayne Farms LLC.

Teresa McCaslin serves as Executive Vice President – Chief Human Resources and Administrative Officer for Continental Grain, after serving as Executive Vice President, Human Resources and Information Systems, from 1999 to 2010 and Senior Vice President, Human Resources, from 1997 to 1999. In her current position, Ms. McCaslin heads worldwide Human Resources, Information Technology, Public Affairs, and Office Services, and is a member of Continental Grain’s Management Committee. Ms. McCaslin held a variety of Human Resources positions within Continental Grain from 1978 to 1984. Prior to rejoining the company in 1997, Ms. McCaslin was Corporate Vice President, Human Resources, for Monsanto Company from 1994 to 1997 and a member of its Executive Management Committee, Corporate Vice President for Avery-Dennison Corp. from 1989 to 1994, and Vice President, Human Resources and Administration, for Grow Group, Inc. from 1984 to 1989. Ms. McCaslin is a member of the Board of Directors of the American Arbitration Association and a member of its Executive and Compensation Committees, a Director of the Continental Grain Foundation, a Director of the Fribourg Family Foundation, the former Chair of the Board of Trustees for the American Management Association and a former Trustee of the Thunderbird School of Global Management. Ms. McCaslin earned her Bachelor of Arts degree in Political Science from Marymount College and her Master of Business Administration degree from Long Island University. Ms. McCaslin has been a director of the Company since March 2015 and was a director of Wayne Farms LLC since 2011. Ms. McCaslin was selected to serve on our board because of her extensive compensation and benefits experience with multi-national companies, including while at Continental Grain, directing the overall compensation and benefits strategy at Wayne Farms LLC.

Michael Zimmerman has served as Vice Chairman for Continental Grain since 2012 and is a member of Continental Grain’s Management Committee and the Continental Grain and Arlon Investment Committees. Prior to serving as Vice Chairman, Mr. Zimmerman served as Executive Vice President and Chief Financial Officer from 1999 to 2012, and Senior Vice President, Investments and Strategy, from 1996 to 1999. Before joining Continental Grain, Mr. Zimmerman was a Managing Director at Salomon Brothers Inc. from 1976 to 1996. From 2000 to 2014, he was a Director of Overseas Shipholding Group, Inc., and currently he is a Director of Stifel Financial Corp. Active in many non-profit organizations, he currently serves on the board of Mount Sinai Health System, and is Chairman of FOJP Service Corporation. He is Chairman of the Investment Committee of the U.S. Holocaust Memorial Museum in Washington, DC. Mr. Zimmerman earned his Bachelor of Arts degree in Economics from Trinity College and his Master of Business Administration degree from Harvard Business School. Mr. Zimmerman has been a director of the Company since March 2015 and was a director of Wayne Farms LLC since 2011. Mr. Zimmerman was selected to serve on our board because of his broad international finance experience, including extensive experience in financing and mergers and acquisitions during his career in investment banking and at Continental Grain. He also has a broad understanding of agriculture businesses and a deep understanding of the poultry industry through his experience with Continental Grain.

Carl Hausmann has 35 years’ experience trading, processing and managing food and agriculture businesses around the world. Mr. Hausmann began his career in the grain industry at Continental Grain, working at various assignments in Italy, Brazil, Argentina, Zaire and the United States over 15 years. He joined Eridania Beghin-Say S.A. as Chief Executive Officer of its global oilseeds business, leading its sale to Bunge Limited in 2002. In 2002, Mr. Hausmann was chosen to become Chief Executive Officer of Bunge Europe, and then Chief Executive Officer of Bunge North America in 2004. From 2010 to 2012, Mr. Hausmann developed Bunge Limited’s global advocacy and government affairs program, based out of Washington, DC. Mr. Hausmann retired in 2012, but remains active in activities related to the world food situation and sustainable intensification of food production and trade. Mr. Hausmann served as Vice Chair of the CGIAR Consortium of International Agricultural Research Centers from 2009 to 2013. He currently serves on the boards of Alliance One International, Inc., Rabo AgriFinance and Bioversity International. Mr. Hausmann earned his Bachelor of Science degree from Boston College and his Master of Business Administration degree from INSEAD (France). Mr. Hausmann served as a U.S. Naval Officer from 1968 to 1972, including active duty in Vietnam. Mr. Hausmann has been a director of the Company since March 2015 and was a director of Wayne Farms LLC since 2013. Mr. Hausmann was selected to serve on our board because of his extensive experience managing food and agriculture businesses throughout the world, including his work with Bunge Limited, which has provided a deep understanding of the global grain markets.

Mark Kehaya is the current Chairman of Alliance One International, Inc., an international leaf merchant. He also served as its Interim Chief Executive Officer of Alliance One International, Inc. until February 2013. Mr. Kehaya led the turnaround of Alliance One International, Inc. and identified, mentored and trained a new Chief Executive Officer. Alliance One International, Inc. provides agronomy expertise and in many countries advances money to farmers for growing leaf tobacco and then purchases, processes, stores and ships tobacco to manufacturers of cigarettes and other consumer tobacco products. In 2002, Mr. Kehaya was one of the founding partners of Meriturn Partners, LLC, an investment firm specializing in restructurings and turnarounds of lower middle-market companies. In 2009, Mr. Kenaya served, for nine months, as interim Chief Executive Officer of Prime Tanning, Inc., which filed for bankruptcy under chapter 11 of the federal bankruptcy code in 2010. From November 2000 to October 2001, Mr. Kehaya was President, Chief Executive Officer and Chief Operating Officer of Eturn Communications, Inc., a software solutions provider. From April 1993 to March 2000, Mr. Kehaya was employed by Standard Commercial Corporation, serving variously as Assistant to the President, Finance Director of the Tobacco Division, Vice President of Planning and as Chief Executive Officer of Standard Commercial’s tobacco processing facility in St. Petersburg, Russia. From 1989 to 1990 Mr. Kehaya worked as an analyst in Bankers Trusts’ investment banking division, BT Securities. From 1990 to 1992, Mr. Kehaya worked in Fieldstone Private Capital Group, Inc., an investment banking boutique that specialized in project and lease financings and corporate restructurings. Mr. Kehaya was a member of the Board of Visitors of The Fuqua School of Business and William Peace University. Mr. Kehaya earned his Masters of Arts degree from Downing College, Cambridge University. Mr. Kehaya has been a director of the Company since March 2015 and was a director of Wayne Farms LLC since 2012. Mr. Kehaya was selected to serve on our board because of his extensive experience leading an international commodity agriculture business that is exposed to significant market volatility and his experience managing in a highly regulated environment.

Mitch Adamek retired from PepsiCo Inc. on January 1, 2011, after a 22 year career in both procurement and human resources roles. Most recently, Mr. Adamek was PepsiCo Inc.’s Chief Procurement Officer. He led this organization from January 2006 through January 2011, managing PepsiCo Inc.’s $15 billion of commodity spend on products such as vegetable oil, sugar, wheat, orange juice, fuels, aluminum and plastic resins. Prior to PepsiCo Inc., Mr. Adamek spent six years in human resources leadership positions at USG Corporation, one of the largest building materials manufacturers in North America. Mr. Adamek earned his Bachelors of Business Administration degree from The University of Toledo. Mr. Adamek has been a director of the Company since March 2015 and a director of Wayne Farms LLC since 2012. Mr. Adamek was selected to serve on our board because of his extensive experience managing a global procurement department that had significant exposure to commodities risks and his extensive risk management experience.

Controlled Company

We intend to apply to list the shares of our Class A common stock offered in this offering on the NASDAQ under the symbol “WNFM”. As Continental Grain will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of the NASDAQ’s rules and corporate governance standards. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain NASDAQ corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that our Compensation and Nominating and Corporate Governance Committees each be comprised entirely of independent directors.

Director Independence

We intend to appoint          independent directors to our board of directors prior to the closing of this offering. These directors will be “independent directors” as such term is defined by the applicable rules and regulations of the NASDAQ. We expect our independent directors will be          ,           and          .

Board Structure

Composition

Upon the consummation of this offering, our board of directors will consist of seven directors. In accordance with our Certificate of Incorporation and by-laws, the number of directors on our board of directors will be determined from time to time by the board of directors but shall not be less than three persons nor more than 20 persons.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the board of directors may be filled at any time by a majority of the board of directors then in office. In addition, at any time when the Class B Condition is satisfied (defined as Continental Grain and its permitted transferees continuing to own at least a majority of our issued and outstanding Class A common stock, calculated, without duplication, on the basis that all issued and outstanding Class B Units have been exchanged for shares of Class A common stock), vacancies on the board of directors may also be filled by the affirmative vote of a majority of our outstanding shares of common stock.

So long as the Class B Condition is satisfied, any director may be removed with or without cause by the affirmative vote of a majority of our outstanding shares of common stock entitled to vote in the election of directors. If the Class B Condition is not satisfied, directors may be removed with or without cause, by the affirmative vote of at least 66 2/3% of our outstanding shares of common stock voting together as a single class. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes. See “Description of Capital Stock—Certain Certificate of Incorporation, By-Law and Statutory Provisions and Anti-Takeover Effects.”

Committees of the Board

Upon the consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Under the rules of the NASDAQ, the membership of the Audit Committee is required to consist entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we are not required to have fully independent Compensation and Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Audit Committee

Our Audit Committee assists the board in monitoring the audit of our financial statements, our independent registered public accounting firm’s qualifications and independence, the performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve related party transactions as required by the rules of the NASDAQ.

Upon the completion of this offering,          ,           and           are expected to be the members of our Audit Committee. The board of directors has determined that           qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of Sarbanes-Oxley and that           is “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the NASDAQ. In addition, the board of directors has determined that           and           are not “independent” for

purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and under the listing standards of the NASDAQ because their relationship with Continental Grain may cause them to be deemed our “affiliates.” Accordingly, we are relying on the phase-in provisions of Rule 10A-3 of the Exchange Act and the NASDAQ transition rules applicable to companies completing an initial public offering, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee within one year of our listing. We believe that the functioning of our Audit Committee complies with the applicable requirements of the SEC and the NASDAQ.

Compensation Committee

Following the completion of this offering, our Compensation Committee will be responsible for reviewing and recommending policies relating to the compensation and benefits of our directors and employees, including our Chief Executive Officer and other executive officers.

Upon the completion of this offering,          ,           and           are expected to be the members of our Compensation Committee. Because we will be a “controlled company” under the rules of the NASDAQ, our Compensation Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Compensation Committee accordingly in order to comply with such rules.

Nominating and Corporate Governance Committee

Following the completion of this offering, our Nominating and Corporate Governance Committee will be responsible for selecting or recommending that the board of directors select candidates for election to our board of directors, developing and recommending to the board of directors corporate governance guidelines that are applicable to us and overseeing board of director and management evaluations.

Upon the completion of this offering,          ,           and           are expected to be the members of our Nominating and Corporate Governance Committee. Because we will be a “controlled company” under the rules of the NASDAQ, our Nominating and Corporate Governance Committee is not required to be fully independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the Nominating and Corporate Governance Committee accordingly in order to comply with such rules.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 29, 2014, the compensation committee of Wayne Farms LLC made all decisions about our executive compensation and the compensation committee of Wayne Farms LLC was composed of Paul Fribourg, Teresa McCaslin, and Mitch Adamek. None of our executive officers serves as a member of a compensation committee (or other committee performing equivalent functions) on any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics and Code of Conduct

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis discusses our executive compensation programs for our named executive officers in respect of the fiscal year ended March 29, 2015, and includes a discussion of our compensation objectives and philosophy and the material elements of compensation earned by, awarded or paid to, our named executive officers in fiscal year 2015. This section also describes processes we use in reaching compensation decisions and is intended to amplify and provide context for understanding the amounts in the tabular disclosure that follows. In addition, we highlight certain attributes of our program, provide a summary of certain key compensation decisions during fiscal year 2015 and describe our preliminary thinking as to our intended compensation approach when we are a public company.

Our named executive officers for fiscal year 2015 were as follows:

Elton Maddox	64	President and Chief Executive Officer, Director and Chairman
Courtney Fazekas	53	Vice President, Chief Financial Officer and Treasurer
Joseph C. Rivers	56	Vice President and Chief Operating Officer
John Flood	57	Vice President and General Manager, Further Processing
David Malfitano	55	Vice President and Chief Human Resource Officer

As a newly formed corporation on March 4, 2015, we did not have executive officers for fiscal year 2015. Our named executive officers for fiscal year 2015 were officers of our subsidiary, Wayne Farms LLC.

Consistent with our compensation objectives and philosophy, which are discussed in detail in this compensation discussion and analysis, our compensation programs for fiscal year 2015 had the following attributes:

•	A balanced mix of short-term cash compensation and long-term performance-based cash compensation;
•	An appropriate level of severance protection to ensure continuity of service;
•	No single-trigger change in control “parachute payment” features in any of our programs;
•	No gross-ups for any excise or other penalty taxes related to compensation paid; and
•	Minimal use of perquisites, which do not make up a material portion of the compensation and benefits provided to our named executive officers.

Overview of Contents

In this compensation discussion and analysis, the following topics will be discussed:

•	Compensation Objectives and Philosophy
•	Establishing and Evaluating Executive Compensation
•	Key Elements of Executive Compensation Program
•	Looking Ahead: Post-IPO Compensation Program Features

Compensation Objectives and Philosophy

Our compensation program reflects our philosophy to pay all of our executives, including our named executive officers, in ways that support our primary objectives of:

•	Aligning executives’ interests with equityholder interests in creating long-term value and return on assets for our owners;
•	Encouraging a results-driven culture through a pay-for-performance structure;
•	Aligning total compensation levels with those paid by our direct competitors in the poultry industry as well as companies of comparable size and scope in the food and beverage industries;
•	Balancing long-term and short-term compensation to ensure our executives are focused on the appropriate short-term financial budget goals and long-term strategic objectives;

•	Attracting, retaining and motivating key talent; and
•	Rewarding employees based on performance, and providing above-market pay for superior performance.

Our compensation structure is centered on a pay-for-performance philosophy, and such pay-for-performance focus is designed to align the interests of our executives and our equityholders, motivate our executives to achieve or exceed our targeted financial and other performance objectives, and reward them for their achievements when those objectives are met. To help achieve these objectives, a significant portion of our executive officers’ compensation is at-risk and provided in the form of variable or performance-based compensation. We believe this is appropriate given our executive officers’ ability to influence our overall performance.

We recognize the need for long-term incentives to retain talent in today’s challenging economic environment and in a cyclical industry where short-term goals may be more difficult to achieve. To that end, we seek to provide a balance between short-term and long-term incentives that overall is market competitive. In light of such objectives, a significant portion of total compensation would be delivered in the form of long-term performance-based cash compensation, based on performance over a three-year period.

The overall level of total compensation for our executive officers is intended to be reasonable in relation to, and competitive with, the compensation paid by similarly situated peer leaders in the poultry and food and beverage industries, subject to variation for factors such as the individual’s experience, performance, duties, scope of responsibility, prior contributions and future potential contributions to our business. Our compensation plans are designed to align with business strategies and clearly communicate business goals taking into account external market conditions and internal equity issues. With these principles in mind, we structure our compensation program as a competitive total pay package which we believe allows us to attract, retain and motivate executives with the skill and knowledge we require and ensure the stability of our management team which is vital to the success of our business.

Establishing and Evaluating Executive Compensation

Process – Role of Officers and Compensation Committee

In fiscal year 2015, our executive compensation program was managed by the compensation committee of the Board of Managers of Wayne Farms LLC (“WF Compensation Committee”) and the Board of Managers of Wayne Farms LLC (“Board of Managers”) who were jointly responsible for establishing compensation for our named executive officers. Following this offering, our executive compensation program will be managed at the Company level by the Compensation Committee and our board of directors, consistent with the Compensation Committee’s charter, which will be adopted in connection with this offering. The discussion below describes the process for establishing and evaluating executive compensation in fiscal year 2015 and years prior.

In making compensation decisions, the WF Compensation Committee consults with Messrs. Maddox and Malfitano (except with respect to their own compensation) regarding annual base salary, annual cash bonus targets and long-term incentive targets as to each named executive officer. The WF Compensation Committee then makes recommendations with respect to compensation levels and mix to the Board of Managers for approval. The Board of Managers, in its sole discretion, may make any adjustments to the recommended amounts and mix of compensation that they determine to be appropriate. Messrs. Maddox and Malfitano do not participate in any discussions with the WF Compensation Committee or the Board of Managers regarding their individual compensation and they do not have any authority in determining their individual compensation.

Use of a Compensation Consultant

Commencing in fiscal year 2010, the WF Compensation Committee retained HayGroup, a recognized independent compensation consulting firm, to evaluate our compensation programs, provide guidance with respect to developing and implementing our compensation philosophy, and help determine appropriate levels and mix of compensation for our key employees, including our named executive officers.

HayGroup performed a review of our compensation programs and performed the following specific tasks:

•	established an appropriate comparator peer group composed of companies with industry focus and revenues comparable to us;

•	assessed the current cash compensation of our named executive officers, including performance-based compensation, as compared to compensation levels and mix for similarly situated executives at our comparator peer group and companies of comparable size and scope in the food and beverage industry; and
•	reviewed our compensation policies and practices, including our long-term compensation plan design.

In addition, commencing in fiscal year 2013 the WF Compensation Committee engaged Mercer to review our annual incentive and long-term incentive plans and to provide advice with respect to such plans. The Compensation Committee will continue to work with HayGroup to solicit guidance on designing and implementing competitive compensation programs, levels and mix appropriate for when we become a public company.

Benchmarking and Competitive Analyses

The WF Compensation Committee believes that compensation decisions for our named executive officers are complex and require consideration of many factors, including individual performance, the overall competitive market environment, industry compensation levels, and company financial performance. The WF Compensation Committee does not benchmark compensation for our executives based on compensation paid by our competitors or companies in other industries and only reviews such information to better assess the range of compensation needed to attract, retain and motivate executive talent. In assessing our named executive officers’ compensation packages, we have historically considered, among other factors, compensation paid by a comparator peer group and compensation paid by the general industry with an appropriate industry and revenue size comparisons based on published surveys. We do not target our compensation levels at any particular point, but we do consider the compensation levels and mix in those markets as a general guide, along with a multitude of other factors, in setting our compensation opportunity. With above-target performance, our named executive officers are eligible to earn above-market pay. Likewise they may receive below-market levels of total compensation if we underperform relative to our financial goals.

In fiscal year 2010, with the assistance of HayGroup, the WF Compensation Committee established a comparator peer group comprised of select competitors in the poultry industry as well as other companies in the food and beverage industry, as described in the table below:

Historical Peer Group
Corn Products International, Inc.	Flowers Foods Inc.
Cal-Maine Foods, Inc.	Sanderson Farms, Inc.
Hormel Foods Corporation	The Hain Celestial Group Inc.
Flower Foods, Inc.	The J.M. Smucker Co.
Chiquita Brands International, Inc.	Lance, Inc.
McCormick & Co.	Treehouse Foods Inc.
Seaboard Corp.	Seneca Foods Corp.

The WF Compensation Committee used the comparator peer group information as a general guide in its deliberations and establishment of the compensation levels for Mr. Maddox solely for fiscal year 2010. In subsequent years, in evaluating the compensation levels and mix of each of our named executive officers (including Mr. Maddox), with the assistance of HayGroup, the WF Compensation Committee considered, amongst other factors, compensation paid by the general industry based on survey data from the Fast Moving Consumer Goods industry (in 2013, there were 74 companies in this segment of the market although the survey data does not specifically identify such companies). In fiscal year 2015, such survey data was refreshed from the prior year using an inflation factor of 3.4% and such information was considered (amongst other factors) in establishing pay levels for fiscal year 2015. The WF Compensation Committee’s final recommendations to the Board of Managers as to compensation levels were based on business judgment which was influenced by such market data, as well as a variety of other factors discussed below.

In addition to considering market data, the WF Compensation Committee considers the executive officer’s individual performance in determining compensation levels, including the nature and scope of the executive officer’s responsibilities, prior performance and expected future contributions. The WF Compensation Committee also considers our overall financial performance, financial plans and budget in setting compensation levels for any given year taking into account general economic challenges as well as any specific challenges facing our business. The WF Compensation Committee’s evaluation of our executive officers’ total realizable compensation has been compared against our total equityholder return on net assets over the years, in order to determine if there is alignment between our executive compensation levels and our performance. Total realizable compensation generally means compensation actually received, comprised of the executive officer’s base salary, annual incentive bonus and payouts under our long-term incentive plan during the relevant period. Based on this analysis, the WF Compensation Committee believes our executive compensation levels and our performance have generally been aligned over time, with less alignment in some years due to cyclicality in the poultry industry.

Key Elements of Executive Compensation Program

The primary elements of our compensation program are base salary, annual cash incentive bonuses, long-term performance-based cash incentives and certain employee benefits and perquisites. A brief description of each principal element of our executive compensation program for fiscal year 2015 and any changes in respect of fiscal year 2016 are summarized in the following table and described in more detail below.

Key Elements of Executive Compensation Program – Overview

Compensation Element	Brief Description	Objectives	Changes in Fiscal Year 2016
Base Salary	Fixed compensation	Provide a competitive, fixed level of cash compensation to attract and retain talented and skilled executives	We are currently working with HayGroup to determine the extent to which base salaries should be increased for fiscal year 2016

We will not implement any increases until after the consummation of this offering
Annual Incentive Plan	Variable, performance-based cash compensation earned based on achieving pre-established annual financial goals based on return on net assets (“RONA”) and bottom line performance relative to a group of approximately twenty companies in the industry	Motivate executives to achieve or exceed our current-year financial goals and reward them for their achievements Provide incentive for performing in top 25% of industry	Financial performance and individual targets reviewed and adjusted annually
Long-Term Incentive Plan (“LTIP”)	Variable cash-based compensation to promote achievement of longer-term goals based on a three-year weighted average RONA	Motivate and reward executives to achieve or exceed multi-year performance goals and reward them for their achievements

Aid in retention of key executives and ensure continuity of management in a highly competitive market for talent	Financial performance and individual targets reviewed and adjusted annually for each year’s LTIP

HayGroup has played a key role in advising us as to the extent to which targets and plan design should be adjusted for fiscal year 2016 in connection with this offering

Compensation Element	Brief Description	Objectives	Changes in Fiscal Year 2016
Employee Benefits and Perquisites	Participation in all broad-based employee health and welfare programs and retirement plans	Aid in retention of key executives in a highly competitive market for talent by providing overall benefits package competitive with industry peers	Employee benefits vary based on individual elections; 401(k) match, certain supplemental retirement benefits, and auto allowance are the only perquisites provided to our named executive officers

Base Salary

The base salary component of our compensation program is intended to provide a stable level of minimum compensation to each executive officer commensurate with the executive officer’s role, experience and duties. The WF Compensation Committee, with input from Messrs. Maddox and Malfitano (other than with respect to themselves), establishes base salary levels for our executive officers considering several factors, including the individual’s experience, responsibilities, performance, expected future contribution, our expected financial performance and salaries of similarly situated executives in the poultry industry and in the general food and beverage industries.

The named executive officers’ fiscal year 2015 base salaries are reflected in the table below.

Name and Title	Fiscal Year 2015 Base Salary
Elton Maddox	$700,000
Courtney Fazekas	$400,000
Joseph C. Rivers	$495,000
John Flood	$357,000
David Malfitano	$280,000

The WF Compensation Committee is currently working together with HayGroup to review existing salary levels, available market data, and individual performance factors, taking into account this offering, and has decided that any increases in base salaries for fiscal year 2016 will only be implemented after the consummation of the offering.

Annual Incentive Plan

The second component of our executive compensation program is our annual incentive plan (“Annual Incentive Plan”), which is based on achievement of annual financial goals and performance relative to our competitors with an allowance for adjustment based on achievement of individual performance goals. Tying a portion of total compensation to both our annual performance and individual performance permits us to adjust the performance measures each year to reflect changing objectives and those that may be of special importance for a particular year, and places an appropriate amount of short-term cash compensation at risk.

Our executive and operations teams, including each of our named executive officers, are eligible to participate in our Annual Incentive Plan. Each year our Board of Managers, based on recommendations from the WF Compensation Committee with input from Messrs. Maddox and Malfitano (except with respect to their own targets), approves an annual incentive target for each participant as a component of his or her total target compensation and establishes a target bonus pool reflecting the sum of the annual incentive targets for all participants for that fiscal year. Individual annual incentive targets under the Annual Incentive Plan are tied to employees’ base salaries at the commencement of each fiscal year and are not adjusted for any subsequent changes in base salaries during the fiscal year. The Board of Managers is also responsible for approving the funding of the actual bonus pool for the year based on achievement of pre-established RONA levels and other parameters established at the commencement of the applicable fiscal year.

The actual bonus pool under the Annual Incentive Plan is funded at a multiple of target. Such funding is based on a combination of our objective performance as measured by RONA (return on net assets = net income/(fixed assets + net working capital)), and our relative performance in the industry, as measured by benchmarking data provided by a leading agribusiness independent research firm, Agri Stats, Inc. (“Agri Stats”) that collects data from a significant majority of the poultry industry. This balanced approach allows our employees to be rewarded for outstanding performance relative to our competitors, even where difficult markets may challenge absolute returns and we are unable to meet our internal performance goals. Likewise, our balanced approach ensures that payout multiples under the Annual Incentive Plan will be moderated if our performance is poor relative to bottom-line pre-tax profits (cents per live pound) achieved by our Agri Stats peers even if we achieve or exceed our target RONA for the year. Historically, the funding of the annual bonus pool under the Annual Incentive Plan has been capped at 2.5X the target bonus pool for the fiscal year.

With respect to the funding multiplier driven by pre-established RONA targets under the fiscal year 2015 Annual Incentive Plan, the actual bonus pool will be determined as follows:

•	A minimum annual bonus pool funding of 25% of the target bonus pool will be achieved if the pre-established “hurdle” RONA of 11% was met. RONA achievement below such hurdle will result in no bonus pool funding based on the RONA performance measure.
•	As RONA increased above the hurdle for the year, the funding of the bonus pool increased based on linear interpolation until 100% funding of the target bonus pool is reached based on achievement of the pre-established target RONA of 16% ($70.4 million in pre-tax income) for the year.
•	As RONA performance increases above targeted RONA for the year, funding of the bonus pool increases by a factor of 15% of the target bonus pool for every 100 basis points increase in RONA performance until the maximum funding at 175% of the target bonus pool.

With respect to the funding multiplier driven by our ranking in the industry as measured by Agri Stats, under the fiscal year 2015 Annual Incentive Plan, the actual bonus pool will be determined as follows:

•	A minimum funding of 25% of the target bonus pool was achieved if our Agri Stats ranking was above the 50th percentile.
•	Funding at 50% of the target bonus pool is achieved if our Agri Stats ranking is at or above the 70th percentile.
•	Maximum funding at 75% of the target bonus pool is achieved if our Agri Stats ranking is at or above the 75th percentile.
•	Funding based on Agri Stats ranking is cliff-based and the bonus pool is not increased for achievement between minimum, target and maximum rankings, respectively. In addition, no bonus pool funding will be made for Agri Stats achievement if the company performance results in negative pre-tax income.

In order to determine the total bonus pool funding under the Annual Incentive Plan for the year, the funding of the bonus pool resulting from RONA achievement is combined with the funding of the bonus pool resulting from our Agri Stats ranking. Each participant’s individual payout under the Annual Incentive Plan is determined by applying the RONA and Agri Stats funding multipliers for the fiscal year to the participant’s individual target bonus. However, a portion of such potential individual payout may then be adjusted based on achievement of the individual’s performance goals.

For all participants, including our named executive officers, under the fiscal year 2015 Annual Incentive Plan, 30% of the individual’s actual payout will be subject to adjustment (upwards or downwards) based on the participant’s achievement of pre-established individual performance goals. Any such adjustment to a participant’s actual payout under the Annual Incentive Plan is subject to the total bonus pool (such that aggregate individual payouts cannot exceed the total bonus pool) established for the fiscal year based on the funding and other parameters described above. After consultation with Messrs. Maddox and Malfitano (except with respect to their own bonus amounts), individual payouts to participants under the Annual Incentive Plan are reviewed and adjusted by the WF Compensation Committee and the Board of Managers, based on achievement of the individual’s performance goals as determined in their sole discretion. Payouts to Messrs. Maddox and Malfitano under the Annual Incentive Plan are determined by the WF Compensation Committee and the Board of Managers in their sole discretion and such executives are not involved in any discussions with the WF Compensation Committee with respect to their own payouts, nor have any authority to determine their respective payouts.

In order to receive a payout under the Annual Incentive Plan, a participant must be actively employed by us on the company-approved payout date, which is generally in June following completion of our audited financial statements. However, we have historically made payouts to eligible participants that were employed through the end of the fiscal year and voluntarily retired prior to the payout date.

Determination of bonus payouts for the 2015 Annual Incentive Plan, including for each of our named executive officers, are based on actual financial results and we expect such determination and WF Compensation Committee approval to be finalized before May 2015.

The bonus targets for each named executive officer as a percentage of base salary under the Annual Incentive Plan for fiscal year 2015 are as follows:

Name	Annual Target Bonus (% of Base Salary)	Annual Target Bonus ($)
Elton Maddox	110%	$770,000
Courtney Fazekas	70%	$248,500	(1)
Joseph C. Rivers	75%	$371,250
John Flood	70%	$249,900
David Malfitano	50%	$140,000

(1)	Annual target bonus based on April 1, 2014 base salary of $355,000.

Fiscal Year 2015 and Prior Years’ Long-Term Incentive Plan

We believe that long-term performance-based incentive awards are an important component of our executive compensation program. Long-term performance incentive compensation aligns the interests of our executives with the interests of our shareholders, balances the short-term cash components of our compensation program, fosters a long-term commitment to us and aids in the retention of executives and other key employees. Our long-term incentive compensation has historically been cash-based rather than equity-based. We feel that cash, rather than equity awards, sufficiently motivates our executives towards achieving long-term financial goals and provides executives with a transparent and tangible reward that avoids the valuation and liquidity issues that arise in the private company context.

Consistent with our pay-for-performance compensation structure, each fiscal year the Board of Managers approves a new three-year long-term incentive plan (the “LTIP”) for the benefit of our key employees, including our named executive officers. Having a rolling three-year LTIP is designed to motivate and reward key employees for the achievement of multi-year performance goals while offering participants an opportunity to receive cash payments yearly based on the achievement of such multi-year goals.

The plan design for each fiscal year’s LTIP is established by the Board of Managers, including a three-year weighted average RONA threshold that must be met in order to trigger any payout as well as a three-year weighted average RONA target. At the commencement of each fiscal year our Board of Managers, based on recommendations from the WF Compensation Committee with input from Messrs. Maddox and Malfitano (except with respect to their own targets), approves a target payout under the fiscal year’s LTIP for each participant as a component of his or her total compensation and establishes a target LTIP payout pool reflecting the sum of the target payouts for all participants for the three-year performance period. Individual target payouts under each year’s LTIP are tied to employees’ base salaries at the commencement of the applicable performance period and are not adjusted for any subsequent changes in base salaries during the three-year performance period. Payouts under each fiscal year’s LTIP increase for achievement beyond the three-year weighted average RONA target calculated based on a curve established for the applicable performance period. There is no cap on actual payouts under the LTIP which allows us to reward our leadership team for superior performance and align compensation with our performance and interests of our equityholders.

The Board of Managers is also responsible for approving the total LTIP payout each fiscal year based on achievement relative to the pre-established three-year weighted average RONA target and other parameters established at the commencement of the applicable three-year performance period. Each participant’s payout under the LTIP for the applicable three-year performance period may be adjusted (upwards or downwards) by up to 25% based on the participant’s achievement of individual performance goals, as determined by our Board of Managers in its sole discretion. Any such adjustments to a participant’s actual payout under the applicable LTIP is subject to the actual payout pool approved by the Board of Managers (such that aggregate individual payouts cannot exceed the approved payout pool) established for the three-year performance period based on the parameters described above.

The fiscal year 2013 LTIP had a three-year performance period commencing April 1, 2012 and continuing through March 28, 2015, and payouts under such LTIP will be made in June 2015. Payouts under the 2013 LTIP will be based on achievement relative to a three-year weighted average RONA target of 14%. Determination of 2013 LTIP payouts for all of the 20 participants in the 2013 LTIP, including each of our named executive officers, are based on actual financial results and we expect such determination to be finalized in May 2015. The target payouts approved for each of our named executive officers under the fiscal year 2013 LTIP were as follows:

Name	FY 2013-2015 LTIP Target Bonus (% of Base Salary)	LTIP Target Amount ($)
Elton Maddox	100%	$600,000
Courtney Fazekas	60%	$171,000
Joseph C. Rivers	100%	$450,000
John Flood	60%	$180,000
David Malfitano	50%	$120,000

The fiscal year 2014 LTIP has a three-year performance period commencing March 31, 2013 and continuing through March 26, 2016 and the target payouts approved for each of our named executive officers under such LTIP are as follows:

Name	FY 2014-2016 LTIP Target Bonus (% of Base Salary)	LTIP Target Amount ($)
Elton Maddox	125%	$812,500
Courtney Fazekas	60%	$201,000
Joseph C. Rivers	100%	$495,000
John Flood	60%	$208,200
David Malfitano	50%	$134,000

The fiscal year 2015 LTIP has a three-year performance period commencing March 30, 2014 and continuing through March 25, 2017 and the target payouts approved for each of our named executive officers under such LTIP are as follows:

Name	FY 2015-2017 LTIP Target Bonus (% of Base Salary)	LTIP Target Amount ($)
Elton Maddox	125%	$875,000
Courtney Fazekas	60%	$213,000
Joseph C. Rivers	100%	$495,000
John Flood	60%	$214,200
David Malfitano	50%	$140,000

The target payouts for each of our named executive officers under the fiscal year 2016 LTIP are currently being contemplated by the WF Compensation Committee in consultation with HayGroup.

Employee Benefits and Perquisites

We provide a number of benefit plans to all eligible employees, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short- and long-term disability coverage and a 401(k) defined contribution plan, which includes a company match. Named executive officers are also entitled to monthly auto allowances. As described further below in “Overview of Pension Benefits,” certain of our named executive officers participate in retirement plans sponsored by Continental Grain including, a frozen defined benefit pension plan, a frozen supplemental executive retirement plan (“SERP”) and a supplemental executive savings plan (“SESP”). In addition, Mr. Maddox was grandfathered into participation in a retiree life insurance plan sponsored by Continental Grain which provides coverage upon reaching the age of 65 and a pre-65 post-retirement medical and dental plan sponsored by us.

While perquisites help to provide our named executive officers a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances, if we believe doing so is appropriate to assist an executive in the performance of his or her duties, to make our executive officers more efficient and effective and for recruitment, motivation and/or retention purposes.

Severance Protection

We have not entered into employment agreements with any of our named executive officers. We do maintain a severance pay plan that provides our employees, including our named executive officers, with a minimum level of severance protection in the event of an involuntary termination (excluding a termination for cause). Under such severance pay plan, upon a qualifying involuntary termination, an employee in the position of Vice President or above, which includes each of our named executive officers, is entitled to receive one month of base salary continuation for each complete year of service, with a minimum of two weeks and a maximum of twelve months of base salary continuation. Employees serving below the Vice President level are entitled to receive 1 to 3 weeks of base salary continuation for each complete year of service, which varies based on the employee’s grade level and length of service. The severance pay plan also provides that each eligible employee is entitled to receive company-paid health benefits coverage continuation for the duration of the severance pay period (but in no event less than four weeks). In addition, key employees, including our named executive officers, are entitled to receive company-paid outplacement services for a duration to be determined by the company in its sole discretion. In order to receive any severance payments or benefits under the plan, the employee is required to release any legal claims he or she may have against us and our affiliates.

Messrs. Maddox and Fazekas also have special “double trigger” enhanced change in control severance protection that provides them with certain payments and benefits in the event of their constructive termination in connection with certain corporate transactions or sales of Wayne Farms LLC. See “Potential Payments upon Termination of Employment or Change in Control.”

Looking Ahead: Post-IPO Compensation Program Features

Tax Considerations

For income tax purposes following an initial transition period as a public company, we may not deduct any portion of compensation that is in excess of $1 million paid in a taxable year to a named executive officer unless that compensation qualifies as “performance-based compensation” under Section 162(m) of the Code. Our annual cash bonus and long-term incentive awards under our LTIP are based on our meeting specified performance criteria. However, Section 162(m) of the Code requires that the performance criteria and material terms of these plans be approved by our stockholders every five years and that we comply with certain other requirements in order for awards to meet the definition of “performance-based” and thus be fully deductible.

While our board of directors intends to be mindful of the full deductibility of compensation, our board of directors believes that it should not be constrained by the requirements of Section 162(m) of the Code where those requirements would impair flexibility in compensating our named executive officers in a manner that can best promote our corporate objectives. We have not adopted a policy that requires that all compensation be deductible; however, we will strive to structure employee compensation in order to preserve maximum deductibility and we intend to continue to compensate our executive officers in a manner consistent with the best interests of our stockholders.

Management Equity Plan

In connection with the completion of this offering, we intend to adopt an omnibus equity incentive plan, designed to align the interests of our management team with our new public investors. Subject to obtaining shareholder approval of such plan, the board of directors (or subcommittee of delegated directors or officers) will have authority to grant awards under the plan, determine the types of awards to be granted, the recipients of awards, and the terms and conditions of awards (including the number of shares of Class A common stock (or dollar value) subject thereto, the vesting schedule and term, and to what extent and when awards may be settled in cash, shares of common stock, restricted shares or other property) and to establish rules relating to the plan and interpret the plan and awards.

Clawback Policy

In connection with or following this offering, we expect that the Compensation Committee will adopt a clawback policy that would require an individual to repay to us any incentive compensation paid to such individual should the misconduct of that individual result in the restatement of our financials. In addition, we reserve the right to adopt any additional clawback policies as may be necessary to protect our compensation policies and objectives and as may be required by law, including mandates required by the Dodd-Frank Act.

Summary Compensation Table

The following table summarizes the compensation earned by, or awarded or paid to, each of our named executive officers for the year ended March 31, 2015 and March 29, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)(5)
Elton Maddox President and CEO, Director and Chairman	2015	$700,000	—	—	$401,000	$20,400	$1,121,400
	2014	$670,837	—	$3,343,220	$30,000	$16,912	$4,060,969
Courtney Fazekas VP, Chief Financial Officer and Treasurer	2015	$366,350	—	—	$26,000	$16,725	$409,075
	2014	$335,000	—	$1,574,690	—	$16,980	$1,926,670
Joseph C. Rivers, VP and Chief Operating Officer	2015	$495,000	$150,000	—	—	$10,400	$655,400
	2014	—	—	—	—	—	—
John Flood VP and General Manager, Further Processing	2015	$357,000	—	—	—	$14,566	$371,566
	2014	$347,000	—	$1,609,190	—	$13,074	$1,969,264
David Malfitano VP and Chief Human Resource Officer	2015	$280,000	—	—	$23,000	$16,725	$319,725
	2014	$268,100	—	$1,372,120	—	$16,921	$1,657,141

(1)	The amount reported in this column reflects a guaranteed minimum payout to Mr. Rivers under the LTIP for the fiscal years 2013-2015 performance period.
(2)	The determination of amounts for the Annual Incentive Plan for the fiscal year 2015 and the LTIP for the fiscal years 2013-2015 performance period, described above under “Compensation Discussion and Analysis – Key Elements of Executive Compensation Program – Annual Incentive Plan” and “– Fiscal Year 2015 and Prior Years’ Long-Term Incentive Plan,” are based on actual financial results, and we expect such determination and WF Compensation Committee approval to be finalized before May 2015.
(3)	Amounts represent the change in pension value under the Continental Grain Company Pension Plan (“Continental Grain Pension Plan”) and the Continental Grain SERP. Mr. Maddox is the only named executive officer currently participating in the SERP. Messrs. Fazekas and Malfitano each had a decrease in their accumulated benefits by $2,000 during fiscal year 2014. Messrs. Flood and Rivers are not eligible to participate in either of such plans.
(4)	For each of our named executive officers, “All Other Compensation” for fiscal year 2015 consists of the payments described in the table below:
Name	401(k) Company Match ($)	Car Allowance ($)(a)	Total
Elton Maddox	$10,400	$10,000	$20,400
Courtney Fazekas	$10,400	$6,325	$16,725
Joseph C. Rivers	$10,400	—	$10,400
John Flood	$10,400	$4,166	$14,566
David Malfitano	$10,400	$6,325	$16,725

(a)	For a portion of fiscal year 2015, Mr. Flood received a car allowance that varied month to month based on his business-related usage. Effective January 1, 2015, Mr. Flood received an annual car allowance of $6,600.
(5)	The total does not include amounts for the Annual Incentive Plan for the 2015 fiscal year and the LTIP for the fiscal years 2013-2015 performance period, which are determined based on actual financial results, which determination and WF Compensation Committee approval we expect to be finalized before May 2015.

Grant of Plan-Based Awards

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Type of Award	Threshold ($)	Target ($)	Maximum ($)(2)
Elton Maddox	2015 Annual Incentive Plan	$192,500	$770,000	$1,925,000
	2015-2017 LTIP	$218,750	$875,000	—
Courtney Fazekas	2015 Annual Incentive Plan	$62,125	$248,500	$621,250
	2015-2017 LTIP	$53,250	$213,000	—
Joseph C. Rivers	2015 Annual Incentive Plan	$92,813	$371,250	$928,125
	2015-2017 LTIP	$123,750	$495,000	—
John Flood	2015 Annual Incentive Plan	$62,475	$249,900	$624,750
	2015-2017 LTIP	$53,550	$214,200	—
David Malfitano	2015 Annual Incentive Plan	$35,000	$140,000	$350,000
	2015-2017 LTIP	$35,000	$140,000	—

(1)	Under our Annual Incentive Plan and our LTIP, each named executive officer is eligible to receive a payout for the fiscal year, the amount of which will vary depending on the degree of attainment of certain performance metrics, as described in “– Key Elements of Executive Compensation Program – Annual Incentive Plan” and “– Key Elements of Executive Compensation Program – Fiscal Year 2015 and Prior Years’ Long-Term Incentive Plan.” This column shows the potential payout under the Annual Incentive Plan and LTIP if performance metrics were attained at certain threshold, target or maximum levels. For performance between threshold and target, or target and maximum solely for the Annual Incentive Plan, the Annual Incentive Plan and LTIP payouts are determined using straight line interpolation based on a curve established for the applicable period.
(2)	There is no maximum amount or cap for payouts under the LTIP.

Overview of Pension Benefits

Pension benefits are provided to certain of our named executive officers under the Continental Grain Pension Plan. Effective December 31, 2008, the Continental Grain Pension Plan was frozen with respect to new participants and future accruals. Messrs. Maddox and Malfitano are the only named executive officers eligible for early retirement under the Continental Grain Pension Plan as of the end of fiscal year 2015.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Elton Maddox	Continental Grain Pension Plan	33.67	$1,392,000	—
	SERP	33.67	$1,120,000	—
Courtney Fazekas	Continental Grain Pension Plan	4.25	$119,000	—
	SERP	—	—	—
Joseph C. Rivers(2)	Continental Grain Pension Plan	—	—	—
	SERP	—	—	—
John Flood(2)	Continental Grain Pension Plan	—	$—	—
	SERP	—	—	—
David Malfitano	Continental Grain Pension Plan	4.92	$124,000	—
	SERP	—	—	—

(1)	Credited service is determined as of December 31, 2008 when both the Continental Grain Pension Plan and the Continental Grain SERP were frozen to new accruals. Accordingly, credited years of service for purposes of calculating benefits under such plans are less than the executive’s actual years of service and the difference is as follows: Mr. Maddox – 6.33; Mr. Fazekas – 6.75; and Mr. Malfitano – 7.8.
(2)	Messrs. Flood and Rivers were both was hired after 2008, which made them ineligible to participate in either the Continental Grain Pension Plan or the Continental Grain SERP.

The following table is an overview of the current terms and provisions of the frozen Continental Grain Pension Plan applicable to salaried employees, including participating named executive officers (terms vary for non-union hourly and union employees whose pensions may be calculated based on a different pension formula):

Summary of Terms of the Continental Grain Pension Plan for Salaried Employees
Purpose	To provide a retirement benefit for eligible employees in recognition of their contributions to the overall success of our business.
Eligibility	Salaried and hourly employees, including certain of our named executive officers. The Continental Grain Pension Plan was frozen with respect to both accruals and participants effective December 31, 2008, and generally employees hired after such date are not eligible to participate.
Retirement Date & Early Retirement Date	Normal Retirement: The participant’s 65th birthday.
Early Retirement: The first day of the month following the participant’s termination of employment provided he has reached age 55 and has completed at least 10 years of service. As of March 27, 2015, Messrs. Maddox and Malfitano were eligible for early retirement under the plan.
Covered Compensation/ Earnings	“Covered compensation” includes the average of the social security taxable wage bases over the 35-year period ending in the year of the social security retirement age.
“Earnings” means base salary and/or commissions paid or payable to an employee, excluding bonus, overtime and contributions by the contributing employer to any plan or benefits instituted by the contributing employer.
“Final average earnings” means 12 times the average rate of monthly earnings during the five complete consecutive calendar years in which the employee will have the greatest aggregate amount of earnings selected during the period of eligibility service.
Pension Formula	Pension benefits are calculated based on the sum of (1)+(2)+(3) using benefit service at normal or deferred retirement, multiplied by (4).
(1) 1.08% of final average earnings at termination up to covered compensation in the year of termination for each of the first 35 years of benefit service.
(2) 1.55% of final average earnings at termination in excess of covered compensation in the year of termination for each of the first 35 years of benefit service.
(3) 1.55% of final average earnings at termination for each year of benefit service in excess of 35 years.
(4) Benefit service at termination divided by projected benefit service at normal or deferred retirement date.
Form of Benefit	Paid as a monthly pension commencing on the participant’s retirement date and continuing for the participant’s life, with survivor benefits following the participant’s death continuing to the participant’s spouse during the spouse’s life at a reduced rate. The participant may choose the form of distribution of such benefit (prior to the commencement of benefits) in accordance with the provisions of the plan (i.e., one lump-sum cash payment, monthly pension payable over the life of the participant, ten year guarantee etc.).

Summary of Terms of the Continental Grain SERP
Purpose	To provide supplemental retirement benefits to plan participants to restore benefits to a select group of highly compensated employees whose benefits are limited under the Continental Grain Pension Plan as a result of compensation limits under the Code.
Eligibility	A select group of highly compensated salaried employees who are eligible for benefits under the Continental Grain Pension Plan, including Mr. Maddox. The SERP was frozen with respect to both accruals and participants effective December 31, 2008, and generally employees hired after such date are not eligible to participate.
Retirement Date & Early Retirement Date	Same as the Continental Grain Pension Plan
Covered Compensation/ Earnings	Same as the Continental Grain Pension Plan
Pension Formula	Any amounts otherwise payable under the Continental Grain Pension Plan but for the limitations on compensation and benefits imposed under the Code.
Form of Benefit	Lump sum payment following the participant’s separation from service; provided that if such separation occurs when the participant has less than 10 years of service, the benefit will be paid upon the participant reaching age 65 and if such participant’s separation occurs when the participant is less than 55 years of age but has more than 10 years of service, the benefit will be paid upon the participant reaching age 55.

Non-qualified Deferred Compensation

Supplemental Executive Savings Plan

The Continental Grain SESP is a non-qualified savings plan that provides supplemental benefits to certain executives, including our named executive officers, who are not eligible to receive the full benefits of a company match under the tax-qualified 401(k) plan due to limitations imposed under the Code. The Continental Grain SESP continues the employer match by providing contributions to a participant’s account equal to the match that would have otherwise been provided under the tax qualified 401(k) plan but for the limits under the Code. Employer contributions are based only on base salary (annual or long-term incentives are excluded from compensation) and interest on earnings is calculated based on account balances at the commencement of each calendar year in accordance with the applicable annual LIBOR rate. Participants are not required to make any contribution to the plan in order to participate. Participants are 50% vested in their account balance following one year of service, and 100% vested following two years of service. Participants’ balances under the SESP are payable in a lump-sum when the individual leaves employment and are fully taxable at that time.

Non-qualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE $
Elton Maddox	—	$17,600	$793	—	$144,566
Courtney Fazekas	—	$3,600	$42	—	$10,278
Joseph C. Rivers	—	$9,250	$54	—	$17,867
John Flood	—	$3,780	$54	—	$12,358
David Malfitano	—	$680	$3	—	$1,123

(1)	The amounts in this column reflect employer contributions to the SESP through December 31, 2014. Employer contributions are only credited at the end of each calendar year and amounts for the 2015 calendar year were not available as of the date of this filing.

Potential Payments upon Termination of Employment or Change in Control

The following summaries and table describe and quantify the potential payments and benefits that we would provide to our named executive officers in connection with a termination of employment and/or change in control. In determining amounts payable, we have assumed in all cases that the termination of employment and/or change in control occurred on March 29, 2015. The amounts that would actually be paid to our named executive officers will depend on the circumstances and timing of any termination of employment or change in control.

Severance Benefits

As described above, we have not entered into employment agreements with any of our named executive officers that provide for single-trigger severance benefits. We do maintain a severance pay plan, which provides our employees, including our named executive officers, with a minimum level of severance protection in the event of an involuntary termination (excluding a termination for cause). Under such severance pay plan, upon a qualifying involuntary termination, an employee in the position of Vice President or above which includes each of our named executive officers, is entitled to receive one month of base salary continuation for each complete year of service, with a minimum of two weeks and a maximum of twelve months of base salary continuation. Employees serving below the Vice President level are entitled to receive 1 to 3 weeks of base salary continuation for each complete year of service which varies based on the employee’s grade level and length of service. The severance pay plan also provides that each eligible employee is entitled to receive company-paid health benefits coverage continuation for the duration of the severance pay period (but in no event less than four weeks). In addition, key employees including our named executive officers are entitled to receive company-paid outplacement services for a duration to be determined by the company in its sole discretion. In order to receive any severance payments or benefits under the plan, the employee is required to release any legal claims he or she may have against us and our affiliates.

Change in Control Benefits

We have entered into written agreements with our Chief Executive Officer, Mr. Maddox, and with our Chief Financial Officer, Mr. Fazekas pursuant to which they are entitled to certain enhanced double trigger severance payments and benefits under certain circumstances. Under these agreements, if there is a “Strategic Event” and the executive is not offered the Chief Executive Officer or Chief Financial Officer role, as applicable, or a position substantially equivalent in responsibility, or is required to relocate beyond a 50-mile radius (referred to as a “Constructive Termination”), then the executive in either of these circumstances would be entitled to the enhanced payments and benefits described below.

As long as the executive remains employed by us during a requested transition period (such period to be determined at the time of the event), then within 30 days of the end of the transition period he would be eligible to receive a one-time lump sum payment equal to the sum of: (i) a multiple of annual base salary then in effect at the time of termination (Mr. Maddox: 2x and Mr. Fazekas: 1x), (ii) a prorated annual bonus for the fiscal year in which the transition period ends, and (iii) an amount equal to the executive’s target bonus for the applicable year of termination. In addition, 180 days following the closing of the Strategic Event transaction, the executive would be entitled to 100% accelerated vesting and a lump sum payout in respect of all outstanding (and unpaid) LTIP awards based on actual performance through the date of the Strategic Event for Mr. Maddox and based on his target LTIP awards for each performance period for Mr. Fazekas.

Upon a qualifying Strategic Event, Mr. Maddox would also be entitled to participate in our pre-65 post-retirement medical and dental plan offered to a limited group of our retirees immediately prior to the Strategic Event where Mr. Maddox would be required to pay the retiree rate and we would pay the difference between the active and retiree rate.

For purposes of these agreements, a Strategic Event includes a transaction, such as a sale or a merger of Wayne Farms LLC such that there is a change in ownership or effective control of Wayne Farms LLC or the ownership of a substantial portion of the assets of Wayne Farms LLC which qualifies as a change of control under Section 409A of the Code.

Estimated Payments and Benefits upon Termination without Cause

Assuming no change in control had occurred and a termination of employment without cause occurred on March 31, 2015, the dollar value of the payments and other benefits that would have been provided to each of the named executive officers under our severance pay plan were as follows:

Name	Salary Continuation (1)	Benefits Coverage Continuation (2)	Outplacement Benefits (3)	SESP Distribution (4)	TOTAL
Elton Maddox	$700,000	$3,001	$6,000	$144,566	$853,567
Courtney Fazekas	$366,667	$2,997	$6,000	$10,278	$385,942
Joseph C. Rivers	$123,750	$750	$6,000	$17,867	$148,367
John Flood	$119,000	$1,000	$6,000	$12,358	$138,358
David Malfitano	$280,000	$1,643	$6,000	$1,123	$288,766

(1)	This column reflects the salary continuation payable to each named executive officer pursuant to the severance pay plan based on years of service as follows: Mr. Maddox – 12 months; Mr. Fazekas – 11 months; Mr. Rivers – 3 months; Mr. Flood – 4 months; Mr. Malfitano – 12 months.
(2)	The amounts listed in this column reflect the company-paid cost of medical, dental and vision coverage for the duration of the severance period based on years of service.
(3)	The amount listed in this column reflects the estimated cost of three months of outplacement services.
(4)	The amounts listed in this column reflect the lump sum SESP distribution payable upon the assumed termination of employment in accordance with the terms of the SESP based on the individual’s SESP balances as of December 31, 2014, as employer contributions to the SESP are only credited at the end of each calendar year.

Except as otherwise described above, none of the named executive officers are eligible to receive any other payments or benefits in connection with any termination of employment without cause or any other such departure including as a result of retirement, death or disability.

Estimated Payments in Connection with a Change in Control

Pursuant to their compensation agreements entered into with us, the following table sets forth the dollar value of the payments and benefits that would have been payable to Mr. Maddox and Mr. Fazekas assuming the executive experienced a Constructive Termination in connection with a Strategic Event occurring on March 31, 2015:

Name	Salary Payout(1)	Annual Incentive Target for 2015 (2)	Pro-rated Annual Incentive Bonus for Year of Termination (3)	Estimated Value of Outstanding Awards under LTIP (4)	SESP Distribution (5)	TOTAL
Elton Maddox	$1,400,000	$770,000	$770,000	$14,881,730	$144,566	$17,966,296
Courtney Fazekas	$400,000	$248,500	$248,500	$585,000	$10,278	$1,492,278

(1)	This amount reflects 24 months and 12 months of base salary for Mr. Maddox and Mr. Fazekas, respectively.
(2)	This column reflects annual incentive targets under our Annual Incentive Plan for fiscal year 2015.
(3)	The annual incentive bonus for fiscal year 2015 has been calculated based on employment through the end of the fiscal year based on target bonuses as actual payouts are not yet known.
(4)	This amount reflects the accelerated payouts for the fiscal years 2013-2015, 2014-2016 and 2015-2017 LTIP based on a forecast of performance through the assumed March 31, 2015 termination date for Mr. Maddox and based on target payouts for Mr. Fazekas.
(5)	The amounts listed in this column reflect the lump sum SESP distribution payable upon the assumed termination of employment in accordance with the terms of the SESP based on the individual’s SESP balances as of December 31, 2014, as employer contributions to the SESP are only credited at the end of each calendar year

Director Compensation

During fiscal year 2015, we paid each non-employee director an annual retainer of $40,000 payable semi-annually in two equal installments in June and December. In addition, each of our non-employee directors is eligible to participate in our LTIP, pursuant to which each year we make awards with a three-year performance period based on the achievement of RONA targets for such period, as described above under “—Key Elements of Executive Compensation Program—Fiscal Year 2015 and Prior Years’ Long-Term Incentive Plan.” Each of our non-employee directors has a target award of $10,000 under the fiscal year 2015 LTIP which has a performance period commencing in fiscal year 2014 and continuing through 2017. Our employee director, Mr. Maddox, does not receive additional compensation for his service on the Board of Managers and all amounts payable to him for his service are described in the “Compensation Discussion and Analysis” and reflected in the “Summary Compensation Table.”

The following table summarizes the compensation earned by, or awarded or paid to, each of our outside directors for fiscal year 2015:

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Non-Equity Incentive Plan Compensation (1) ($)	All Other Compensation	Total ($)(2)
Carl Hausmann	$40,000	—	—	$40,000
Mark Kehaya	$40,000	—	—	$40,000
Mitch Adamek	$40,000	—	—	$40,000

(1)	The amounts reported in this column will reflect the amounts paid to our non-employee directors under the LTIP for the fiscal years 2013-2015 performance period, see “Compensation Discussion and Analysis—Key Elements of Executive Compensation Program—Fiscal Year 2015 and Prior Years’ Long-Term Incentive Plan.” These amounts are still being determined and will be based on actual financial results, and we expect such determination and WF Compensation Committee approval to be finalized before May 2015.
(2)	The total does not include amounts for the Annual Incentive Plan for the 2015 fiscal year and the LTIP for the fiscal years 2013-2015 performance period, which are determined based on actual financial results, which determination we expect to finalize in May 2015.

PRINCIPAL STOCKHOLDERS

The tables below set forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock by:

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock;
•	each of our directors and named executive officers; and
•	all of our directors and executive officers as a group.

The number of shares and percentage of beneficial ownership after this offering set forth below is based on           shares to be issued and outstanding immediately after this offering of Class A common stock, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. Concurrently with this offering, we will issue to Continental Grain           shares of Class B common stock. The number of shares of Class B common stock will depend in part on the price at which shares of Class A common stock are sold in this offering. For purposes of the presentation of the total number of shares of Class B common stock beneficially owned, we have assumed that the shares of Class A common stock will be sold at $    per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). No shares of Class A common stock and Class B common stock are held by the persons listed below prior to the commencement of the Reorganization Transactions.

The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address for each beneficial owner listed below is: c/o Wayne Farms, Inc., 4110 Continental Drive Oakwood, GA 30566.

Except where otherwise indicated, the following table assumes the underwriters’ option to purchase additional shares of Class A common stock is not exercised.

Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Shares of Class A Common Stock	Number of Shares of Class B Common Stock	Percentage of Combined Voting Power
5% Stockholders
Continental Grain Company (1)			%
Directors and Executive Officers
Elton Maddox			%
Courtney Fazekas			%
David Malfitano			%
John Flood			%
Joseph C. Rivers			%
Paul Fribourg (1)			%
Teresa McCaslin			%
Michael Zimmerman			%
Carl Hausmann			%
Mark Kehaya			%
Mitch Adamek			%
All directors and executive officers as a group (11 persons)			%

(1)	Mr. Fribourg may be deemed to share voting and dispositive power with respect to the shares of common stock beneficially owned by Continental Grain by virtue of being its Chairman, Chief Executive Officer and President. In addition, Mr. Fribourg is a co-trustee and in one case, a beneficiary, of various trusts established for the benefit of certain members of his family that collectively control a majority interest in Continental Grain. If the underwriters exercise their right to purchase additional shares of Class A common stock, Continental Grain would beneficially own % of the combined voting power of the Company. The address for Continental Grain and Mr. Fribourg is 767 Fifth Ave, New York, NY 10153.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Wayne Farms LLC Agreement

For a summary of the Amended and Restated Limited Liability Company Agreement of Wayne Farms LLC, see “Organizational Structure.”

Registration Rights Agreement

In connection with the consummation of this offering, we will enter into the Registration Rights Agreement with Continental Grain.

At any time following the expiration of the underwriters’ lock-up agreement, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, Continental Grain may require that we register for public resale under the Securities Act all shares of our Class A common stock constituting registrable securities held by them that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate anticipated offering price of least $20 million, net of underwriting discounts and commissions. Under the Registration Rights Agreement, we will not be obligated to effectuate more than three demand registrations for Continental Grain in any twelve-month period. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least 12 months after the date of this prospectus, Continental Grain has the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

If Continental Grain makes a request for registration, any non-requesting parties to the Registration Rights Agreement, including future permitted transferees of Continental Grain, will be entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority for registration of shares of our Class A common stock going first to Continental Grain, second to any other parties with piggyback registration rights under the Registration Rights Agreement on a pro rata basis, third to other persons, if any, with a contractual right to include securities in the registration on a pro rata basis and fourth to us. In addition, the parties to the Registration Rights Agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares of our Class A common stock going first to us or such other stockholder, as applicable, second to Continental Grain, third to the other parties, if any, with piggyback registration rights under the Registration Rights Agreement and fourth to other persons with a contractual right to include securities in the registration.

In connection with the transfer of their registrable securities, Continental Grain may assign its rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling stockholders, or contribute to payments the selling stockholders may be required to make, and we will bear all fees, costs and expenses (except underwriting commissions and discounts and fees and expenses of financial advisors of the selling stockholders and their internal and similar costs).

Stockholders Agreement

In connection with this offering, we will enter into the Stockholders Agreement with Continental Grain, which, as further described below, will contain certain rights for the stockholders party thereto.

Consent and Consultation Rights

For so long as Continental Grain Ownership is at least 25%, Continental Grain will have prior approval rights over the following transactions:

•	any increase or decrease in the size or composition of our board of directors;
•	any incurrence of indebtedness (other than (i) debt existing as of the date of the Stockholders Agreement or refinancing thereof, (ii) capital leases approved by the board of directors and (iii) intercompany debt) in excess of $25 million;

•	any authorization, creation (by way of reclassification, merger, consolidation or otherwise) or issuance of equity securities (including preferred stock) other than issuances (i) pursuant to an equity compensation plan, (ii) by a subsidiary to us or another wholly owned subsidiary, (iii) upon the exchange of Class B Units or (iv) upon conversion of convertible securities or exercise of options or warrants outstanding as of the date of the Stockholders Agreement or issued in compliance with the Stockholders Agreement;
•	any redemption or repurchase of our equity securities, other than pursuant to an offer made pro rata to all stockholders party to the Stockholders’ Agreement;
•	any material acquisition of the assets or equity interests of any other entity or any material disposition of our assets or equity interests, in each case involving consideration payable or receivable by us in excess of $25 million in the aggregate in any single transaction or series of transactions during any twelve-month period;
•	any fundamental changes to the nature of our business that involve the entry into any new line of business;
•	the adoption, approval or issuance of any “poison pill,” stockholder or similar rights plan by us or our subsidiaries or any amendment of such plan;
•	any amendment, restatement or modification of our Certificate of Incorporation or by-laws.
•	any payment or declaration of any dividend or other distribution on any of our equity securities or entering into a recapitalization transaction the primary purpose of which is to pay a dividend, other than (i) intra-company dividends among us and our subsidiaries, (ii) dividends required to be made pursuant to the terms of any outstanding preferred stock or (iii) dividends or distributions by Wayne Farms LLC in accordance with the Wayne Farms LLC Agreement and dividends or distributions by us of such amounts;
•	appointment of our Chief Executive Officer, Chief Financial Officer, General Counsel, Controller or any other officer that would be subject to Section 16 of the Exchange Act;
•	any adoption, amendment, termination of, or increase to benefits under any incentive compensation plans or approval or authorization of the foregoing, subject to certain exceptions;
•	the consummation of a change of control;
•	any settlement, compromise or consent to any judgment with respect to any litigation actions involving a claim or amount in controversy of more than $20 million;
•	our or any of our subsidiaries’ entry into any voluntary liquidation, dissolution or commencement of bankruptcy or insolvency proceedings, the adoption of a plan with respect to any of the foregoing or the decision not to oppose any similar proceeding commenced by a third party;
•	the settlement of any tax claim, audit or assessment, or the surrender of any right to claim a reduction in tax liability, involving amounts in excess of $10 million; or
•	changes to our taxable or fiscal year.

The Stockholders Agreement will further provide that as long as Continental Grain Ownership is at least 25%, Continental Grain has consultation rights with respect to the termination of our Chief Executive Officer, Chief Financial Officer, General Counsel, Controller or any other officer subject to Section 16 of the Exchange Act.

The effect of the Stockholders Agreement will be that Continental Grain may maintain control over our significant corporate transactions even if it holds less than a majority of the combined voting power of our shares of Class A common stock and Class B common stock.

Composition of the Board of Directors

The Stockholders Agreement will also provide Continental Grain with certain rights with respect to the designation of directors to serve on our board of directors. As long as Continental Grain Ownership is at least 25%, Continental Grain is entitled to designate a number of nominees for election to the board of directors or replace such directors prior to an annual meeting of stockholders determined in proportion to the percentage of Continental Grain Ownership, up to one director fewer than 80% of the total number of directors on our board of directors.

For as long as Continental Grain holds rights to designate nominees to our board of directors, it will retain the right to remove any director previously designated pursuant to such right.

Services Agreement

Continental Grain has historically provided us with administrative, human resources, legal, environmental, insurance, consulting and other services. In each of the last three fiscal years we paid Continental Grain a flat fee of $4.0 million per year for these services. Following this offering, Continental Grain will continue to provide certain services to us and we will pay Continental Grain a fixed fee of $          million per year for such services.

Tax Receivable Agreement

On the date of this offering, we will be treated for U.S. federal income tax purposes as having directly purchased Class A Units from Wayne Farms LLC. In the future, additional Class B Units may be exchanged for shares of our Class A common stock. We expect that, as a result of this initial purchase and these future exchanges of Class B Units for shares of our Class A common stock, we will become entitled to a proportionate share of Wayne Farms LLC’s existing tax basis for its assets and the tax basis of Wayne Farms LLC’s assets attributable to our interests in Wayne Farms LLC will be increased. Our share of, and these increases in, the tax basis of Wayne Farms LLC’s assets attributable to our interests in Wayne Farms LLC would not have been available to us but for this initial purchase and future exchanges of Class B Units for shares of our Class A common stock. Such share of tax basis and increases in tax basis, to the extent such increases are allocable to assets that are depreciable or amortizable for U.S. federal income tax purposes, are likely to increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. Moreover, as a result of the application of the principles of the Code and the U.S. Treasury regulations promulgated thereunder, which require that items of income, gain, loss and deduction attributable to property owned by Wayne Farms LLC on the date that we purchase Class A Units directly from Wayne Farms LLC with a portion of the proceeds from this offering must be allocated among the members of Wayne Farms LLC to take into account the difference between the fair market value and the adjusted tax basis of such assets on such date, Wayne Farms LLC will be required to make certain special allocations of its items of loss and deduction to us over time that are attributable to such adjusted tax basis. These allocations, as well as the impact on tax basis described above, may also decrease gain (or increase loss) on future dispositions of certain capital assets. The IRS may challenge all or part of these allocations and tax basis adjustments, and may challenge the allocation of tax basis increases to assets that are depreciable or amortizable for U.S. federal income tax purposes, and a court could sustain such a challenge.

We intend to enter into the Tax Receivable Agreement with Continental Grain that will provide for the payment by us to Continental Grain or its successor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to the purchase of Class A Units from Wayne Farms LLC and the exchange of Class B Units for shares of our Class A common stock and (b) the allocations described above that result from the application of the principles of the Code to the adjusted tax basis of the assets of Wayne Farms LLC on the date that we purchase Class A Units directly from Wayne Farms LLC with a portion of the proceeds from this offering and (c) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize. For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Wayne Farms LLC as a result of the exchanges, had there been no special allocations described above and had we not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement for an amount based on an agreed value of payments remaining to be made under the agreement.

Continental Grain will not reimburse us for any payments previously made under the Tax Receivable Agreement. As a result, in certain circumstances we may make payments to Continental Grain generally under the Tax Receivable Agreement in excess of our actual cash tax savings. Although the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases of the tangible and intangible assets of Wayne Farms LLC attributable to our interests in Wayne Farms LLC, during the expected term of the Tax Receivable Agreement, the payments that we may make to Continental Grain could be substantial. Payments made under the Tax Receivable Agreement are required to be made within 225 days of the filing of our tax returns. Because we generally expect to receive the tax savings prior to making the cash payments to Continental Grain, we do not expect the cash payments to have a material impact on our liquidity.

In addition, the Tax Receivable Agreement provides that, upon a merger, asset sale, or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor’s) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control or early termination) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement, and, in the case of certain early termination elections, that any Class B Units that have not been exchanged will be deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments.

Indemnification Agreements

In connection with this offering, we expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Sales to Continental Grain Subsidiary

Prior to January 1, 2012 we utilized Hong Wai, a subsidiary of Continental Grain, to facilitate certain export sales for which the subsidiary charged a commission. Commissions paid under this arrangement were $856,000 for the fiscal year ended March 31, 2012. Starting on January 1, 2012, we began, and continue, to sell directly to Hong Wai. Sales to Hong Wai were $49.4 million, $48.7 million and $57.0 million in the fiscal years ended March 29, 2014, March 30, 2013 and March 31, 2012, respectively.

Related Party Transactions Policies and Procedures

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or Compensation Committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with the Reorganization Transactions, we will amend and restate our Certificate of Incorporation so that our authorized capital stock will consist of           shares of our Class A common stock, par value $0.00001 per share, and           shares of our Class B common stock, par value $0.00001 per share and shares of preferred stock, par value $0.01 per share.

Immediately following the Reorganization Transactions, including consummation of this offering and the application of net proceeds from this offering, investors in this offering will beneficially own all of our Class A common stock, Continental Grain will be the sole holder of record of our Class B common stock and we will have no holders of record of our preferred stock. Of the authorized shares of our capital stock, based on an assumed initial public offering price of $    per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus),           shares of our Class A common stock will be issued and outstanding,           shares of our Class B common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding.

Common Stock

Voting

The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) in connection with any amendment to our Certificate of Incorporation that would alter or change the power, preferences or special rights of the Class A common stock in a manner that is disproportionately adverse as compared to the Class B common stock, or vice versa, in which case the holders of Class A common stock or the holders of Class B common stock, as applicable, shall vote separately as a class.

Holders of our Class A common stock and Class B common stock are each entitled to one vote on all matters submitted to stockholders for their vote or approval.

Upon the completion of this offering, Continental Grain will control approximately    % of the combined voting power of our common stock (or    % if the underwriters’ option to purchase additional shares is exercised) as a result of its ownership of our Class B common stock. Because Continental Grain will have a majority of the voting power in Wayne Farms and our Certificate of Incorporation will not provide for cumulative voting, it will have the sufficient voting power to elect all of the members of our board of directors, which will control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of Class A common stock or other securities, and the declaration and payment of dividends. In addition, as long as Continental Grain Ownership is at least 25%, the Stockholders Agreement will provide Continental Grain with veto rights with respect to certain material matters. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Continental Grain, even if such events are in the best interests of minority stockholders. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Dividends

The holders of Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Under our Certificate of Incorporation, dividends may not be declared or paid in respect of any of the Class B common stock. However, if Wayne Farms LLC makes distributions to Wayne Farms, Continental Grain (or any other holders of the Class B Units) will be entitled to receive distributions pro rata in accordance with the percentage of Class B Units that it holds.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of our Class A common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of Class B common stock will not be entitled to receive distributions in connection with any liquidation or dissolution of Wayne Farms. However, if Wayne Farms LLC makes distributions to Wayne Farms, Continental Grain (or any other holders of the Class B Units) will be entitled to receive distributions pro rata in accordance with the percentage of Class B Units that it holds.

Transferability and Exchange

Subject to the terms and conditions of the Wayne Farms LLC Agreement, each holder of Class B Units has the right to exchange such units either for (i) shares of our Class A common stock on a one-for-one basis or (ii) cash (based on the market price of the shares of Class A common stock), at our option (as the managing member of Wayne Farms LLC). Any decision to require an exchange for cash rather than shares of Class A common stock will ultimately be determined by our entire board of directors. If we choose to exchange such units for our Class A common stock, we will deliver an equivalent number of shares of Class A common stock to Wayne Farms LLC for further delivery to the exchanging holder and receive a corresponding number of newly issued Class A Units. The exchanging holder’s surrendered Class B Units will be cancelled by Wayne Farms LLC. Upon the completion of such exchange, a number of shares of our Class B common stock held by the exchanging holder equal to the number of Class B Units exchanged will be cancelled.

No holder of shares of our Class B common stock may sell, pledge, convey, hypothecate, assign or otherwise transfer any shares of Class B common stock unless a like number of Class B Units are concurrently transferred in accordance with the terms of the Wayne Farms LLC Agreement.

Other Provisions

None of the Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to           shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our Certificate of Incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock and Class B common stock, which could have a negative impact on the market price of our Class A common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering. See “Risk Factors—Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.”

Corporate Opportunity

Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply against Continental Grain, any of our non-employee directors (except where such opportunity is expressly offered to such person solely in his or her capacity as a director of the Company), or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. See “Risk Factors—Risks Related to Our Organization and Structure—Control by Continental Grain of the voting power in Wayne Farms, and its rights under the Stockholders Agreement, may give rise to actual or perceived conflicts of interests.”

Certain Certificate of Incorporation, By-Law and Statutory Provisions and Anti-Takeover Effects

The provisions of our Certificate of Incorporation and by-laws and of the Delaware General Corporation Law summarized below are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. Nevertheless, they may also have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of our Class A common stock.

Board. Our Certificate of Incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Our board of directors will initially have seven members.

In addition, our Certificate of Incorporation will provide that, at any time that the Class B Condition (defined as any time when Continental Grain and its permitted transferees own at least a majority of our issued and outstanding Class A common stock, calculated, without duplication, on the basis that all issued and outstanding Class B Units have been exchanged for shares of Class A common stock) is not satisfied, subject to obtaining any required stockholder votes, directors may be removed with or without cause only by the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

Action by Written Consent; Special Meetings of Stockholders.   Our Certificate of Incorporation will provide that, at any time that the Class B Condition is not satisfied, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Certificate of Incorporation and by-laws will also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or the chief executive officer, at the request in writing by directors constituting a majority of the voting power of the entire board or by a committee of the board with the power to call such meetings or, if the Class B Condition is satisfied, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures.   Our amended and restated by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.

Super-Majority Approval Requirements.   The Delaware General Corporation Law generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our Certificate of Incorporation and by-laws will provide that, at any time that the Class B Condition is not satisfied, the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, number and election of directors, duties and powers of the board, vacancies on the board and resignation and removal of directors. This requirement of a super-majority vote to approve amendments to our Certificate of Incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Business Combinations with Interested Stockholders.   Our Certificate of Incorporation will provide that we are not subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly we are not, and will not be, subject to any anti-takeover effects of Section 203.

No Cumulative Voting.   The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation will not expressly provide for cumulative voting.

Choice of Forum

Our Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the Delaware General Corporation Law, our Certificate of Incorporation and the by-laws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our Certificate of Incorporation.

Directors’ Liability; Indemnification of Directors and Officers

Our Certificate of Incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will provide them with customary indemnification. We expect to enter into indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.

Securities Exchange

We intend to apply to list our Class A common stock on the NASDAQ under the symbol “WNFM.”

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. We cannot make any prediction as to the effect, if any, that sales of Class A common stock or the availability of Class A common stock for future sales will have on the market price of our Class A common stock. The market price of our Class A common stock could decline because of the sale of a large number of shares of our Class A common stock or the perception that such sales could occur in the future. These factors could also make it more difficult to raise funds through future offerings of Class A common stock. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.”

Sale of Restricted Shares

Following the Reorganization Transactions, including this offering, we will have           shares of Class A common stock (or           shares if the underwriters exercise their option to purchase additional shares) outstanding. All of these shares will be freely tradable without further restriction under the Securities Act, except any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. In the absence of registration under the Securities Act, shares held by affiliates may only be sold in compliance with the limitations of Rule 144 described below or another exemption from the registration requirements of the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

In addition, based on an assumed initial public offering price of $    per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), following the Reorganization Transactions, including this offering, Continental Grain will own an aggregate of           Class B Units. Pursuant to the terms of the Wayne Farms LLC Agreement, Continental Grain could from time to time exchange its Class B Units for shares of our Class A common stock, on a one-for-one basis, or cash, at our option. Shares of our Class A common stock issuable to Continental Grain upon an exchange of Class B Units will be considered “restricted securities,” as that term is defined under Rule 144 unless Continental Grain requests that we register such exchange. Such shares would also be subject to the “lock-up” period noted below.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. See “—Registration Rights Agreement.”

Rule 144

In general, pursuant to Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without complying with any of the requirements of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-Up Agreements

Our executive officers, directors, and Continental Grain have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Class B Units), subject to certain exceptions.

Immediately following the Reorganization Transactions, based on an assumed initial public offering price of $    per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), stockholders subject to lock-up agreements will hold           shares of our Class A common stock (assuming Continental Grain exchanges all of its Class B Units for shares of our Class A common stock), representing approximately    % of our then-outstanding shares of Class A common stock.

We have agreed, subject to certain exceptions, not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock (including Class B Units) during the 180-day period following the date of this prospectus. We may, however, issue or sell Class A common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Registration Rights

The Registration Rights Agreement will grant registration rights to Continental Grain, pursuant to which Continental Grain may require that we register resales of the shares of our Class A common stock received upon exchange of Class B Units or that we register such exchange. In the former case, Continental Grain would be able to resell the shares of Class A common stock without regard to Rule 144, and in the latter case Continental Grain would be able to resell shares of Class A common stock without regard to the holding period requirement of Rule 144. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The following discussion is based upon the Code. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons subject to the alternative minimum tax;
•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
•	tax-qualified retirement plans.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Class A common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our Class A common stock.

Non-U.S. Holders

For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is treated for U.S. federal income tax purposes as:

•	a non-resident alien individual;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, other than a trust that (i) is subject to the primary supervision of a court within the United States and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a Non-U.S. Holder does not include a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes). If a partnership or other pass-through entity is a beneficial owner of our Class A common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our Class A common stock, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our Class A common stock.

Distributions

As described in the section entitled “Dividend Policy,” we do not currently expect to make any cash distributions to holders of our Class A common stock. However, if we do make distributions of cash or property in respect of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—U.S. Trade or Business Income,” a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our Class A common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in our Class A common stock, and thereafter will be treated as capital gain. However, unless we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds our Class A common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case the Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate successor form) certifying such stockholder’s entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of our Class A Common Stock

Except as described below under “—Information Reporting and Backup Withholding Tax,” and “—FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of our Class A common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income,” below;
•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or
•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the period (the “applicable period”) that is the shorter of the five-year period ending on the date of the disposition of our Class A common stock and the Non-U.S. Holder’s holding period for our Class A common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income under section 897 of the Code if a Non-U.S. Holder’s holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our Class A common stock will be considered to be “U.S. trade or business income” if (A) (i) such income or gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, such income or gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that the Non-U.S. Holder maintains in the United States or (B) we are or have been a USRPHC at any time during the applicable period (subject to the exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of our Class A Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, such income is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person). Any U.S. trade or business income received by a foreign corporation may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder of our Class A common stock will generally be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate successor form) or otherwise establishes an exemption and the applicable withholding agent does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our Class A common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless the stockholder certifies as to such stockholder’s non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our Class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the beneficial owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Holders of our Class A common stock are urged to consult their tax advisor on the application of information reporting and backup withholding in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded by the IRS or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder will generally be subject to 30% U.S. withholding tax on dividends paid with respect to (and, after December 31, 2016, gross proceeds from the sale or other taxable disposition of) the Class A common stock if such Holder (i) is, or holds its Class A common stock through, a foreign financial institution that has not entered into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, or that has been designated as a “nonparticipating foreign financial institution” if it is subject to an intergovernmental agreement between the United States and a foreign country, or (ii) fails to provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. The future adoption of, or implementation of, an intergovernmental agreement between the United States and an applicable foreign country, or future U.S. Treasury regulations, may modify these requirements.

Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of FATCA to them based on their particular circumstances.

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and BMO Capital Markets Corp. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares of Class A Common Stock
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC.
BMO Capital Markets Corp.
Stephens Inc.
Wells Fargo Securities, LLC
BB&T Capital Markets, a division of BB&T Securities, LLC
Rabo Securities USA, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of Class A common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $    per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Class A common stock approximately proportionate to that underwriter’s initial purchase commitment. Any shares of Class A common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, and certain of our stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and BMO Capital Markets Corp., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc., J.P. Morgan Securities LLC and BMO Capital Markets Corp., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares of Class A common stock. Consequently, the initial public offering price for the shares of Class A common stock was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We intend to apply to have our shares of Class A common stock listed on the NASDAQ under the symbol “WNFM.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be $           .

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.
•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.
•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.
•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.
•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of Class A common stock. They may also cause the price of the shares of Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under the Senior Credit Facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of Class A common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares of Class A common stock have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares of Class A common stock, other than the underwriters, is authorized to make any further offer of the shares of Class A common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion)

Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of Class A common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of Class A common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of Class A common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of Class A common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares of Class A common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:
(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company that complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
(iii)	a person associated with the Company under section 708(12) of the Corporations Act; or
(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the shares of Class A common stock for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares of Class A common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares of Class A common stock do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares of Class A common stock in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. Cleary Gottlieb Steen & Hamilton LLP, New York, New York will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The balance sheet of Wayne Farms, Inc. as of March 4, 2015 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Wayne Farms LLC as of March 29, 2014 and March 30, 2013, and for each of the three fiscal years ended March 29, 2014, March 30, 2013 and March 31, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the basis of presentation of the financial statements). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Wayne Farms, Inc. Board of Directors
Oakwood, Georgia

We have audited the accompanying balance sheet of Wayne Farms, Inc. (the “Company”) as of March 4, 2015 (date of inception). This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Wayne Farms, Inc. as of March 4, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 16, 2015

WAYNE FARMS, INC.

BALANCE SHEET
March 4, 2015

Stockholder’s Equity
Common stock, par value $0.00001 per share, 100,000 shares authorized, 100,000 shares issued and outstanding	$1.00
Common stock receivable	(1.00)

Total stockholder’s equity	$—

See accompanying notes to balance sheet.

WAYNE FARMS, INC.

NOTES TO THE BALANCE SHEET
March 4, 2015

1.   ORGANIZATION

Wayne Farms, Inc. (the “Company”) is a holding company and was incorporated in the state of Delaware on March 4, 2015 for the sole purpose of becoming the managing member of Wayne Farms LLC.

2.   BASIS OF PRESENTATION

The Company's balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of operations, cash flows, and changes in stockholder's equity and comprehensive income have not been presented because this entity has had no operations to date.

The Company has evaluated subsequent events through March 16, 2015 which is the date the balance sheet was available to be issued. As of this date, there were no subsequent events that required disclosure.

3.   STOCKHOLDER’S EQUITY

The Company has been capitalized with 100,000 shares common stock with a par value of $0.00001 per share (“Common Stock”) for a total of $1.00. The Company is owned by Continental Grain Company (“CGC”). In accordance with the Subscription Agreement dated March 4, 2015, CGC has agreed to fund $1.00 to the Company in exchange for 100,000 shares of common stock. The common stock receivable from CGC is reflected as a reduction to stockholder’s equity on the Company’s balance sheet.

Holders of common stock are entitled to (i) one vote for each share held of record on all matters submitted to a vote of stockholders and (ii) to receive dividends, when and if declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Wayne Farms LLC Board of Managers
Oakwood, Georgia

We have audited the accompanying balance sheets of Wayne Farms LLC (a wholly owned subsidiary of Continental Grain Company) (the “Company”) as of March 29, 2014 and March 30, 2013, and the related statements of operations, comprehensive income (loss), member’s equity, and cash flows for each of the three fiscal years ended March 29, 2014, March 30, 2013 and March 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Wayne Farms LLC as of March 29, 2014 and March 30, 2013, and the results of their operations and their cash flows for each of the three fiscal years ended March 29, 2014, March 30, 2013 and March 31 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the basis of presentation in Note 1 to the financial statements, these financial statements were prepared using the separate records maintained by the Company and included allocations of income taxes attributable to the Company and expenses of the Company for costs incurred and paid by Continental Grain Company (“CGC”) on the Company’s behalf. These allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from CGC.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
March 16, 2015

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

BALANCE SHEETS
AS OF MARCH 29, 2014 AND MARCH 30, 2013
(In thousands)

	March 29, 2014	March 30, 2013	Unaudited Pro Forma March 29, 2014
ASSETS
CURRENT ASSETS:
Cash	$23,995	$—	$
Trade receivables, net	93,580	86,535
Inventories	214,719	241,925
Deferred income taxes	3,893	2,984
Prepaid expenses and other current assets	22,620	14,397
Assets held for sale	600	1,300
Total current assets	359,407	347,141
PROPERTY, PLANT, AND EQUIPMENT:
Land	6,825	6,825
Buildings	225,548	221,039
Machinery, equipment, and fixtures	315,862	293,071
Capitalized software	17,061	20,267
Construction in progress	21,027	9,792
Total property, plant, and equipment	586,323	550,994
Less accumulated depreciation	364,799	352,926
Net property, plant, and equipment	221,524	198,068
INTANGIBLE ASSETS, net	1,800	2,320
GOODWILL	9,866	9,866
RELATED-PARTY RECEIVABLE	3,600	—
OTHER ASSETS	1,846	3,387
TOTAL	$598,043	$560,782	$

(Continued)

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

BALANCE SHEETS
AS OF MARCH 29, 2014 AND MARCH 30, 2013
(In thousands)

	March 29, 2014	March 30, 2013	Unaudited Pro Forma March 29, 2014
LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Bank overdraft	$—	$277	$
Revolving line of credit	—	82,231
Current portion of long-term debt	6,000	27,250
Accounts payable	64,602	70,667
Payable to Parent	90,706	29,002
Accrued liabilities	59,495	53,423
Related-party payables	3,416	2,142
Total current liabilities	224,219	264,992
LONG-TERM DEBT	112,500	70,250
RELATED-PARTY DEBT	—	25,000
DEFERRED INCOME TAXES	19,658	20,091
DEFERRED INCOME AND OTHER LIABILITIES	6,494	1,131
DEFERRED COMPENSATION	9,888	4,390
Total liabilities	372,759	385,854
COMMITMENTS AND CONTINGENCIES (Note 8)
MEMBER’S EQUITY:
Member’s equity paid-in capital	100,000	100,000
Accumulated other comprehensive income	1,582	1,642
Retained earnings	123,702	73,286
Total member’s equity	225,284	174,928
TOTAL	$598,043	$560,782	$

(Concluded)

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 29, 2014, MARCH 30, 2013 AND MARCH 31, 2012
(In thousands except per share data)

	March 29, 2014		March 30, 2013	March 31, 2012
NET SALES:
Third party		$2,029,880	$1,754,307	$1,496,484
Related party		49,419	48,691	57,004
Total net sales		2,079,299	1,802,998	1,553,488
COST OF GOODS SOLD		1,819,795	1,636,890	1,559,205
GROSS PROFIT (LOSS)		259,504	166,108	(5,717)
SELLING EXPENSE		17,355	21,810	19,659
GENERAL AND ADMINISTRATIVE EXPENSE		51,682	33,858	20,932
INCOME (LOSS) FROM OPERATIONS		190,467	110,440	(46,308)
INTEREST EXPENSE, net		(12,804)	(12,883)	(17,717)
INCOME (LOSS) BEFORE INCOME TAXES		177,663	97,557	(64,025)
INCOME TAX EXPENSE (BENEFIT)		62,247	36,792	(25,693)
NET INCOME (LOSS)		$115,416	$60,765	$(38,332)

Net Income (loss) per share:
Pro forma net income per common share (unaudited)
Basic	$
Diluted	$
Shares used to compute pro forma net income per common share (unaudited):
Basic	$
Diluted	$

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED MARCH 29, 2014, MARCH 30, 2013 AND MARCH 31, 2012
(In thousands)

	March 29, 2014	March 30, 2013	March 31, 2012
NET INCOME (LOSS)	$115,416	$60,765	$(38,332)
CASH FLOW HEDGES, net of tax of $464	—	—	745
CHANGE IN UNRECOGNIZED POSTRETIREMENT BENEFIT COSTS, net of tax of $36, $40 and $23	(60)	(65)	(35)
OTHER COMPREHENSIVE (LOSS) INCOME	(60)	(65)	710
TOTAL COMPREHENSIVE INCOME (LOSS)	$115,356	$60,700	$(37,622)

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF MEMBER’S EQUITY
FOR THE YEARS ENDED MARCH 29, 2014, MARCH 30, 2013 AND MARCH 31, 2012
(In thousands)

	Member’s Equity Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Member’s Equity
BALANCE — March 26, 2011	$100,000	$997	$50,853	$151,850
Net loss			(38,332)	(38,332)
Cash flow hedges		745		745
Change in unrecognized postretirement benefit costs (Note 10)		(35)		(35)
BALANCE — March 31, 2012	100,000	1,707	12,521	114,228
Net income			60,765	60,765
Change in unrecognized postretirement benefit costs (Note 10)		(65)		(65)
BALANCE — March 30, 2013	100,000	1,642	73,286	174,928
Net income			115,416	115,416
Distributions paid to Parent			(65,000)	(65,000)
Change in unrecognized postretirement benefit costs (Note 10)		(60)		(60)
BALANCE — March 29, 2014	$100,000	$1,582	$123,702	$225,284

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 29, 2014, MARCH 30, 2013 AND MARCH 31, 2012
(In thousands)

	March 29, 2014	March 30, 2013	March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$115,416	$60,765	$(38,332)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	31,127	28,008	29,340
Impairment and write-down of assets	300	700	336
Loss (gain) on disposal of assets	809	882	(1,321)
Gain on bargain purchase (Note 16)	—	(5,100)	—
Deferred Taxes	(1,306)	25,735	(25,693)
Changes in operating assets and liabilities — net of assets acquired:
Receivables — trade	(6,945)	(17,633)	(2,303)
Inventories	27,206	(34,769)	14,964
Prepaid expenses and other assets	(3,403)	84	6,222
Related-party receivables/payables and payable to Parent	(4,275)	(23,764)	3,258
Accounts payable and accrued liabilities	2,324	37,051	(3,311)
Long-term liabilities — excluding debt	5,119	2,189	250
Net cash provided by (used in) operating activities	166,372	74,148	(16,590)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of assets	1,077	15	2,912
Acquisitions	—	(25,471)	—
Additions to property, plant, and equipment	(52,220)	(29,313)	(12,251)
Net cash used in investing activities	(51,143)	(54,769)	(9,339)
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in bank overdraft	(277)	(6,047)	(381)
Payments of long-term debt	(99,000)	(40,000)	(7,500)
Proceeds from borrowings	120,000	—	44,236
Debt issuance costs	(3,279)	—	(4,546)
(Decrease) increase in revolving line of credit — net	(82,231)	15,611	(30,880)
Payable to Parent — income taxes	63,553	11,057	—
Distributions to Parent (Note 11)	(65,000)	—	—
(Repayment to) borrowing from Parent	(25,000)	—	25,000
Net cash (used in) provided by financing activities	(91,234)	(19,379)	25,929
NET INCREASE IN CASH	23,995	—	—
CASH — Beginning of year	—	—	—
CASH — End of year	$23,995	$—	$—
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$12,911	$13,888	$16,950
Accrued construction in progress	$2,988	$2,332	$1,366

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 29, 2014 AND MARCH 30, 2013, AND
FOR THE YEARS ENDED MARCH 29, 2014, MARCH 30, 2013 AND MARCH 31, 2012
(In thousands)

1.   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business — Wayne Farms LLC (the “Company,” “we,” “us” or “our”) is a single-member limited liability company organized on May 3, 2000, in the state of Delaware and headquartered in Oakwood, Georgia. The Company is a wholly owned subsidiary of Continental Grain Company (the “Parent” or “CGC”) headquartered in New York, New York. The Company engages in the production, processing, marketing, and distribution of fresh, frozen, and cooked chicken and other prepared food items. The Company’s sales and cost of goods sold are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, which are corn and soybean meal.

Basis of presentation — The accompanying financial statements have been prepared in connection with the proposed initial public offering (the “Offering”) of Class A common stock of Wayne Farms, Inc. Wayne Farms, Inc. was incorporated on March 4, 2015, and is a wholly owned subsidiary of CGC. All of the net proceeds of the Offering will be contributed to Wayne Farms LLC in exchange for Class A Units of Wayne Farms LLC. These financial statements are viewed as the predecessor financial statements of Wayne Farms, Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements were prepared using the Company’s historical financial statements that include all the Company’s historical revenues, expenses, assets and liabilities, including allocations of income taxes attributable to the Company and expenses of the Company for costs incurred and paid by CGC on the Company’s behalf. Management believes these allocations are reasonable and representative of the amounts that would have been recorded in the Company’s financial statements had the Company operated independent of the Parent for the historical periods presented, however, such amounts may not be indicative of the actual level of assets, liabilities and costs that would have been incurred by the Company if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future.

Fiscal Year — The Company’s fiscal year ends on the thirteenth Saturday of each calendar year. The fiscal periods ended March 29, 2014, March 30, 2013 and March 31, 2012, consisted of 52-, 52-, and 53-week periods, respectively.

Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments in Unconsolidated Affiliates — In December 2013, the Company entered into a joint venture with Salm Partners, LLC to begin producing chicken sausage products at the Company’s Decatur further processing facility in Decatur, Alabama, during the fiscal year ending March 28, 2015. The investments in and the operating results of 50%-or-less–owned entities are accounted for under the equity method of accounting. The Company has advanced Salm Partners, LLC $3,600, which is included in related-party receivables as of March 29, 2014.

Cash — Included within cash are cash equivalents which are defined as any highly liquid investments with original maturities of three months or less. As part of our Credit Agreement (defined in Note 6), we utilize a revolving credit facility, as needed, on a daily basis to fund any cash needs and absorb any cash surpluses generated as a result of operations. The Company had cash on hand of $23,995, $0, and $0 as of March 29, 2014, March 30, 2013, and March 31, 2012, respectively.

Revenue Recognition — The Company sells to food processors, retailers, distributors, and fast food operators primarily in the continental United States of America. The Company recognizes revenue when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists, (b) price is fixed or determinable, (c) collectability is reasonably assured, and (d) delivery has occurred. Delivery occurs when the title and the risks and rewards of ownership have transferred to the customer. Sales, including amounts billed for shipping and handling, are reported net of discounts, trade allowances, rebates, and returns. Shipping and handling costs are included as a component of cost of goods sold. Management periodically performs credit evaluations of its customers’ financial condition and generally does not require collateral.

Financial Instruments — The carrying amounts of accounts receivable and accounts payable reflected in the financial statements approximate fair values because of the short-term nature of these instruments.

As of March 29, 2014, and March 30, 2013, the Company estimates the fair value of its total debt (Level 2 fair value — see Fair Value Measurements below) as approximately $118,500 and $99,305, respectively, compared to its carrying value of $118,500 and $97,500, respectively. The Company estimates the fair value of its long-term debt based upon the discounted future cash flows.

Commodity Derivatives — The Company enters into futures and option contracts with maturities that typically do not exceed 12 months for the purpose of hedging exposure to changes in commodity prices, primarily corn and soybean meal. The Company’s exposure relates to raw material price fluctuations caused by supply conditions, weather, economic conditions, and other factors. All futures and option contracts entered into by the Company are adjusted to fair value through operations. The Company classifies these commodity derivatives as Level 1 fair value measurements as the fair value of these assets is measured using quoted commodity exchange prices for identical commodities priced in an active market. The Company records commodity futures and options in other current assets or current liabilities at fair value.

Interest Rate Derivatives — The Company’s policy is to manage interest cost by using a balance of both fixed- and floating-rate debt. In October 2013, the Company entered into an interest rate swap in which the Company agreed to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The Company records the changes in the fair value of the interest rate swap as interest expense in the period in which the fair value changed.

Fair Value Measurements — The fair value measurement guidance establishes a three-level fair value hierarchy to prioritize the inputs used in valuation techniques between observable inputs that reflect quoted prices in active markets, inputs other than quoted prices with observable market data, and unobservable data (e.g., a company’s own data). This guidance requires disclosures detailing the extent to which companies measure assets and liabilities at fair value, the methods and assumptions used to measure fair value, and the effect of fair value measurements on earnings. In accordance with this guidance, the Company applied the following fair value hierarchy:

Level 1 — Assets or liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments.

Level 2 — Assets and liabilities valued based on observable market data for similar instruments.

Level 3 — Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments are valued based on the best available data, some of which is internally developed, and considering risk premiums that a market participant would require.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to these hierarchy levels. The following table sets forth the Company’s financial instruments measured at fair value on a recurring basis:

	Assets and Liabilities Measured at Fair Value on a Recurring Basis as of March 29, 2014
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Commodity derivatives — other current assets	$2,130	$—	$—	$2,130
Interest rate derivative — other assets	$—	$90	$—	$90

Interest rate derivative — accrued liabilities	$—	$187	$—	$187

	Assets and Liabilities Measured at Fair Value on a Recurring Basis as of March 30, 2013
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Commodity derivatives — other current assets	$970	$—	$—	$970

Certain assets and liabilities of the Company are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities are subject to fair value adjustments only in certain circumstances, such as an impairment.

Inventories — Processed food and poultry inventories and inventories of feed, eggs, medication, and packaging supplies are stated at the lower of cost (first-in, first-out) or market.

Live poultry inventories of broilers are stated at the lower of cost (specific identification) or market and breeders at cost, less accumulated amortization. The costs associated with breeders, including breeder chicks, feed, medicine, and grower compensation, are accumulated up to the production stage and amortized over their useful lives, approximately 40 weeks. If market prices for poultry decrease during the period, the Company could have a decrease in the market value of its inventory and an increase in costs of sales. During the years ended March 29, 2014, March 30, 2013, and March 31, 2012, the change in our market adjustment reserves for finished products resulted in an increase (decrease) of $1,990, $(327), and $266, respectively, to cost of goods sold.

Property, Plant, and Equipment — Property, plant, and equipment are stated at cost. Depreciation of property, plant, and equipment is provided by the straight-line method over the estimated useful lives of 2–50 years for buildings, 3–35 years for building and land improvements, 1–35 years for machinery, equipment, and fixtures, and 2–5 years for capitalized software. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the years ended March 29, 2014, March 30, 2013, and March 31, 2012, was $30,607, $27,488, and $28,810, respectively.

Goodwill and Intangible Assets — Goodwill represents the excess of cost of businesses acquired over the fair value of assets acquired and liabilities assumed. The Company’s intangible assets, which comprise customer relationships, are being amortized using the straight-line method over their estimated useful life of 15 years. The Company assesses goodwill for impairment annually, unless events occur that require more frequent reviews. The Company’s annual impairment testing date coincides with its fiscal year-end. If testing indicates impairment, the impaired asset is written down to its fair value based upon the best information available. The Company’s estimated fair value is based on a weighted analysis comprised of a combination of a market approach, an income approach, and a transaction approach. Management completed their annual impairment testing of goodwill and determined that no impairment exists at March 29, 2014.

Long-Lived Assets — In accordance with GAAP, the Company periodically evaluates the carrying value of its long-lived assets for events or changes in circumstances, which may indicate that the carrying value may not be recoverable. As part of this evaluation and when indicators are present, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the assets through a charge to operations.

Statements of Cash Flows — Certain cash receipts and disbursements have been made by the Parent on behalf of the Company, including payment of certain operating expenses. The statements of cash flows reflect the classification of such payments as operating, investing, and financing in accordance with the nature of the transactions. The Company classifies the change in its intercompany account with the Parent in accordance with the nature of the activity.

Employee Benefits — The Company and its Parent provide a wide range of benefits to employees and retired employees (see Note 10). The Parent sponsors a noncontributory defined benefit pension plan covering substantially all of the Company’s employees who meet age and service requirements. The pension plan benefit for all salaried employees was frozen effective January 2009, and the pension plan benefit for all nonunion hourly employees was frozen in June 2009. The pension plan benefits for union hourly employees are specific to each union hourly pension plan. All of these plans were frozen as of June 30, 2011.

Additionally, certain health and casualty benefits are provided to active and to certain retired employees through Company-sponsored and Parent-sponsored plans. The postretirement benefits sponsored by the Company are limited to medical and dental coverage until age 65 for a closed group of eligible employees. The Company became the sponsor of the pre-65 postretirement health care plan effective January 1, 2010. The Parent remained the sponsor of the post-65 retiree life plan.

The net periodic costs of the Company-sponsored plans are recognized each year as incurred. The expenses associated with the benefits sponsored by the Parent are allocated to the Company based on the proportion of the Company’s service cost to the Parent’s total service cost.

The Company participates in a 401(k) plan, sponsored by the Parent, which covers substantially all salaried employees. The Company sponsors 401(k) plans for hourly employees who meet age and length of service requirements covering hourly employees at all locations.

Income Taxes — Historically, the Company was treated as a disregarded entity for income tax purposes, and therefore, the Company’s taxable income was included in the Parent’s consolidated U.S. federal income tax return. As a result, no allocation current or deferred U.S. federal income tax expense (benefit) arising from the Company’s operations were included in the Company’s historical financial statements. The accompanying financial statements of Wayne Farms LLC were prepared in connection with the Offering and a provision for income taxes and deferred tax balances have been calculated as if the Company completed its tax returns on a stand-alone basis separate from the Parent (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the financial statements as if the Company were a separate taxpayer and a stand-alone enterprise from its Parent for the periods presented.

Self-Insurance — The Company is self-insured up to $500 for workers’ compensation, general liability, and automobile liability losses. Under current policy arrangements, the Company has a workers’ compensation self-insured retention of $500 per occurrence with no maximum out-of-pocket annual expense (aggregate) self-insured retention in the states of Georgia, Alabama, and Arkansas. In all other states, the Company has a workers’ compensation deductible of $500 with an $8,500 aggregate, which also includes automobile liability claims. For general liability losses, the general aggregate is $4,000, except for product liability and completed operations liability, which has a $6,000 aggregate. The Company accrues expense for both known claims as well as claims incurred but not reported. Total insurance reserves relating to self-insured casualty programs amounted to $10,903 and $9,892 as of March 29, 2014, and March 30, 2013, respectively. These reserves are recorded in accrued liabilities and deferred income and other liabilities on the accompanying balance sheets.

For employee health care benefits, the Company carries reinsurance coverage in order to limit its liability for medical expenses for the hourly and salary plan participants through a fully insured plan with a specific deductible of $400 per person/plan year and a maximum coverage of $1,600 per person/plan year. Total insurance reserves relating to employee health care benefits amounted to $6,719 and $6,286 as of March 29, 2014, and March 30, 2013, respectively. The Company accrues expense for both known claims as well as claims incurred but not reported. These reserves are recorded in accrued liabilities on the accompanying balance sheets.

Pro Forma Financial Information — The Company expects to make a distribution to CGC following the Offering. The unaudited balance sheet gives pro forma effect to the expected distribution payable in cash. The unaudited pro forma balance sheet is presented for illustrative purposes only and does not purport to project the Company’s financial position for any future date.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued new revenue recognition guidance. The new standard supersedes a majority of existing revenue recognition guidance under GAAP, and requires companies to recognize revenue when it transfers goods or services to a customer in an amount that reflects the consideration to which a company expects to be entitled. Companies may need to use more judgment and make more estimates while recognizing revenue, which could result in additional disclosures to the financial statements. This update allows for either a “full retrospective” adoption or a “modified retrospective” adoption.

We are currently evaluating which adoption method we will use. This guidance is effective for public companies for annual reporting periods beginning after December 15, 2016 including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the revenue recognition impact this guidance will have once implemented.

Income Taxes

In July 2013, the FASB issued guidance on the presentation of an unrecognized tax benefit when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. Currently, some entities present unrecognized tax benefits as a liability unless the unrecognized tax benefit is directly associated with a tax position taken in a tax year that results in the recognition of a net operating loss or tax credit carryforward for that year and the net operating loss or tax credit carryforward has not been utilized. Other entities present unrecognized tax benefits as a reduction of a deferred tax asset for a net operating loss or tax credit carryforward. The purpose of this guidance is to eliminate that diversity by requiring the unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset unless a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law. The amendments in this update were effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013 and early adoption is permitted. The adoption of this guidance did not have a material impact on its financial statements.

Comprehensive Income

In February 2013, the FASB updated the guidance requiring companies to report, in one place, information about reclassifications of accumulated other comprehensive income (“AOCI”) and changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same reporting period, a cross reference to other disclosures currently required in conformity with accounting principles generally accepted in the United States is required. The above information must be presented in one place, either parenthetically on the face of the financial statements by income statement line item, or in a note. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments were effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have an impact on our financial position, results of operations or cash flows.

Offsetting Assets and Liabilities

In December 2011, the FASB issued guidance regarding the presentation of offsetting assets and liabilities on the balance sheet. Under this new guidance, entities are required to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting agreement. This scope would include derivatives, sale and repurchase agreements, and reverse sale and repurchase agreements. The objective of this disclosure is to facilitate comparison between GAAP and International Financial Reporting Standards financial statements. This guidance affects all entities that have financial instruments and derivative instruments that are offset or are subject to master netting arrangements or similar agreements. This guidance was effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Disclosures were required to be provided retrospectively for all comparative periods presented. The adoption of this guidance did not have a material impact on the Company’s financial statements.

2.   TRADE RECEIVABLES

Net trade receivables as of March 29, 2014, and March 30, 2013, are shown net of an allowance for doubtful accounts and other allowances as follows:

	March 29, 2014	March 30, 2013
Trade	$91,521	$85,194
Grower advances	2,165	1,984
Other	1,344	884
Gross receivables	95,030	88,062
Allowance for doubtful accounts and other allowances	(1,450)	(1,527)
Trade receivables, net	$93,580	$86,535

Substantially all receivables have been pledged as collateral for the Company’s Credit Agreement (see Note 6).

Significant Customers — The Company’s three largest customers collectively accounted for approximately 13%, 13%, and 13%, of the Company’s sales for the years ended March 29, 2014, March 30, 2013, and March 31, 2012, respectively. No single customer accounted for more than 10% of sales for any periods presented. The Company anticipates that customer concentration will continue in the foreseeable future, although the Company’s largest customers may continue to change.

3.   INVENTORIES

Inventories as of March 29, 2014, and March 30, 2013, were as follows:

	March 29, 2014	March 30, 2013
Finished goods	$64,997	$74,957
Raw materials — primarily live birds and feed	129,525	143,116
Raw materials in transit — primarily corn and soybean meal	15,956	19,392
Packaging, condiments, and other	4,241	4,460
Inventories	$214,719	$241,925

Substantially all inventories have been pledged as collateral for the Company’s Credit Agreement (see Note 6).

4.   GOODWILL AND INTANGIBLE ASSETS, NET

Intangible assets as of March 29, 2014, and March 30, 2013, consisted of the following:

	March 29, 2014	March 30, 2013
Gross customer relationships acquired	$7,800	$7,800
Less accumulated amortization	(6,000)	(5,480)
Intangible assets, net	$1,800	$2,320
Goodwill	$9,866	$9,866

Intangible asset amortization expense was $520, $520, and $530 for the years ended March 29, 2014, March 30, 2013, and March 31, 2012, respectively. The Company amortizes intangible assets over a useful life of 15 years. The estimated amortization expense for intangible assets for the five succeeding fiscal years is $520, $530, $230, $0 and $0 per year, respectively.

5.   ACCRUED LIABILITIES

Accrued liabilities as of March 29, 2014, and March 30, 2013, consisted of the following:

	March 29, 2014	March 30, 2013
Employee compensation and benefits	$15,671	$14,698
Employee bonus and incentive compensation	22,605	13,746
Self-insurance	5,303	9,892
Other, primarily accrued taxes, and customer rebates	15,916	15,087
Accrued Liabilities	$59,495	$53,423

6.   DEBT

Former Credit Agreement — In March 2005, the Company entered into a secured credit agreement (the “Former Credit Agreement”), which the Company restated in October 2009 and then amended in November 2010, May 2011, and October 2011. The Former Credit Agreement was collateralized by substantially all of the assets of the Company. The Former Credit Agreement required the Company to maintain certain financial ratios related to minimum earnings before interest, taxes, depreciation, and amortization (“EBITDA”), consolidated funded debt to adjusted EBITDA (“cash flow leverage ratio”), consolidated tangible net worth, interest coverage, and minimum collateral coverage and establishes limitations on debt incurrence and certain types of payments, including dividends, stock repurchases, investments, and capital expenditures.

As of March 30, 2013, the Company’s debt under the Former Credit Agreement consisted of:

Revolving Credit Facility — Borrowings under the revolving credit facility bear interest at a spread over the London InterBank Offered Rate (“LIBOR”) or a comparable interbank rate. The spread is based on the cash flow leverage ratio as defined in the Former Credit Agreement. The revolving credit facility had an interest rate of 3.50% as of March 30, 2013.

The Company is required to pay fees for the unused portion of the revolving credit facility, and the fee at March 30, 2013, was 0.50% per annum. The Company also has issued $8,648 in letters of credit to ensure performance of certain obligations as of March 30, 2013. The Company was charged a letter of credit fee of 3.25% as of March 29, 2014. The total amount of the letters of credit issued decreases the portion of the revolving credit facility that is available for borrowing. The Company had $89,121 available for borrowing under the revolving credit facility as of March 30, 2013.

Term A Loan — Borrowings under the Term A Loan bear interest at a margin over LIBOR or a comparable interbank rate. The Term A Loan is repayable in quarterly principal payments beginning in December 2011 and continuing through March 2014 with a final payment due in May 2014, including all the remaining unpaid principal balance outstanding. The Term A Loan had an interest rate of 3.45% as of March 30, 2013.

Term B Loan — Borrowings under the Term B Loan bear interest at a fixed rate based on the cash flow leverage ratio. The Term B Loan is repayable in four consecutive annual principal installments of $3,333 each, due and payable commencing in February 2016, and one final installment in the amount of all unpaid principal due in February 2020. The Term B Loan had an interest rate of 6.76% as of March 30, 2013.

Credit Agreement — In August 2013, the Company entered into a secured credit agreement (the “Credit Agreement”), which the Company then amended in December 2013 and July 2014. The Credit Agreement is collateralized by substantially all of the assets of the Company. The Credit Agreement requires the Company satisfy certain financial covenants related to fixed charge coverage ratio, consolidated funded debt to capitalization, and consolidated tangible net worth and establishes limitations on debt incurrence and certain types of payments, including dividends, investments, and capital expenditures. The Credit Agreement consisted of a revolving credit facility of $180,000 and a term loan of $120,000. The Credit Agreement permits the Company to pay a $25,000 dividend to the Parent subsequent to the effective date of the Credit Agreement and establishes limitations on future dividends equal to the cumulative sum of i) 50% of the Company’s earnings or loss for each fiscal year plus ii) 50% of the net cash proceeds received by the Company from the issuance or sale of any equity interests in the Company or from any other contribution of capital received by the Company provided that the Company is not in default either before or after the payment of such dividends and certain levels of availability under the revolving credit facility are maintained. In addition, the Company is permitted to make periodic distributions to the Parent in an amount not to exceed the Parent’s aggregate tax obligations arising as a result of the Company’s earnings provided that the Company is not in default either before or after making such distributions.

As of March 29, 2014, the Company’s debt under the Credit Agreement consisted of:

Revolving Credit Facility — Borrowings under the revolving credit facility bear interest at a spread over LIBOR or a comparable interbank rate. The spread is based on the Consolidated Funded Debt to Capitalization ratio as defined in the Credit Agreement and was 2.0% as of March 29, 2014. The revolving credit facility matures in August 2018. The Company had no borrowings under the revolving credit facility as of March 29, 2014. It is the Company’s intention to repay any amounts outstanding on the revolving credit facility as the opportunity arises.

The Company is required to pay fees for the unused portion of the revolving credit facility, and the fee at March 29, 2014, was 0.25% per annum. The Company also has issued $8,329 in letters of credit to ensure performance of certain obligations. The total amount of the letters of credit issued decreases the portion of the revolving credit facility that is available for borrowing. The Company was charged a letter of credit fee of 2.0% as of March 29, 2014. The Company had $171,671 available for borrowing under the revolving credit facility as of March 29, 2014.

Term Loan — Borrowings under the Term Loan bear interest at a margin over LIBOR or a comparable interbank rate. The margin is based on the debt to capitalization ratio as defined in the Credit Agreement and was 2.25% as of March 29, 2014. The Term Loan is repayable in quarterly principal payments beginning in December 2013 and continuing through June 2020 with a final payment due in August 2020, which includes all the remaining unpaid principal balance outstanding. The Term Loan had an interest rate of 2.40% as of March 29, 2014.

The Revolving Credit Facility and the Term Loan are due and mature in August 2018 and August 2020, respectively.

Current and long-term borrowings as of March 29, 2014 and March 30, 2013, consist of the following:

	March 29, 2014	March 30, 2013
Revolving line of credit	$—	$82,231
Term Loan	$118,500	$—
Term A Loan	—	47,500
Term B Loan	—	50,000
Total debt	118,500	97,500
Less current maturities	6,000	27,250
Total long-term debt	$112,500	$70,250

The Company was in compliance with all financial covenants as of March 29, 2014 and March 30, 2013.

A schedule of the future annual payments of the Company’s long-term debt as of March 29, 2014, is as follows:

Fiscal Year	Required Principal Payment
2015	$6,000
2016	6,750
2017	9,000
2018	9,750
2019	12,000
Thereafter	75,000
Total	$118,500

The Company capitalizes interest on construction projects during the construction phase and records this capitalization as a reduction of interest expense. Capitalized interest is computed using the equivalent borrowing rate of the Company. For the years ended March 29, 2014, March 30, 2013, and March 31, 2012, interest expense was reduced by capitalized interest of $361, $360, and $187, respectively.

7.   GUARANTEES

While the Company has various indemnity obligations included in contracts entered into in the normal course of business, these obligations are primarily in the form of indemnities that could result in immaterial increases in future costs, but do not represent significant commitments or contingent liabilities of the indebtedness of others.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company utilizes equipment in its facilities and has certain office equipment and buildings that are leased under operating lease agreements extending through February 2019. Future minimum payment obligations for non-cancelable operating leases with remaining lease terms exceeding one year as of March 29, 2014, are as follows:

Fiscal Year
2015	$6,322
2016	5,269
2017	3,468
2018	1,490
2019	286
Thereafter	24
Total	$16,859

Rent expense under all operating leases was approximately $8,730, $7,005, and $6,428 for the years ended March 29, 2014, March 30, 2013, and March 31, 2012, respectively.

Legal Matters — In the normal course of business, lawsuits, claims, and proceedings have been or may be instituted or asserted against the Company relating to various matters. Although the outcome of litigation cannot be predicted with certainty, management believes that the disposition of these matters will not have a material adverse effect on the financial statements of the Company.

9.   INCOME TAXES

The components of the Income Tax provision (benefit) consist of:

	For the Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
Federal	$53,612	$31,663	$(22,504)
State	8,635	5,129	(3,189)
	$62,247	$36,792	$(25,693)

Current	$63,553	$11,057	$—
Deferred	(1,306)	25,735	(25,693)
	$62,247	$36,792	$(25,693)

The following table reconciles federal income taxes computed at the statutory rate with income tax expense (benefit):

	For the Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
Income Taxes at 35% statutory rate	$62,182	$34,145	$(22,409)
State income taxes	8,636	5,129	(3,189)
Federal benefit of state and local tax deduction	(3,023)	(1,795)	1,116
Section 199 deduction	(5,049)	—	—
Other permanent differences, net	370	474	722
Tax credits	(869)	(1,161)	(1,933)
	$62,247	$36,792	$(25,693)

Deferred income tax assets and liabilities are comprised of the following:

	March 29, 2014	March 30, 2013
Deferred tax:
Current deferred tax assets:
Bad debt	$557	$586
Employee compensation and benefits - Current	895	349
Inventory reserves	721	831
Other reserves	1,682	1,217
Noncurrent deferred tax assets:
Employee compensation and benefits - Noncurrent	3,467	2,025
Salaried healthcare	327	396
	$7,649	$5,404

Deferred tax liabilities:
Noncurrent deferred tax liabilities:
Accelerated Depreciation	$(18,911)	$(18,512)
Goodwill Amortization	(3,722)	(3,627)
Unrealized gains and losses	(781)	(372)
	(23,414)	(22,511)
Net Deferred Tax	$(15,765)	$(17,107)

At March 31, 2012, the Company had a U.S. Federal NOL carryforward of $19,255, a state NOL carryforward of $2,985 (tax-effected), and a general business tax credit carryforward of $2,741. There was no valuation required against these tax assets and they were fully utilized to offset taxable income for the year ending March 30, 2013.

In accordance with the requirement to determine if the Company has any unrecognized tax benefits, the Company has evaluated all tax positions and has determined that the cumulative effect of any uncertain tax positions and resulting unrecognized tax benefits did not have a material effect on the Company’s results of operations and financial position. As of March 31, 2013 and March 29, 2014, the Company did not have any material unrecognized tax benefits. There were no increases or decreases in unrecognized tax benefits during the year resulting from prior period tax positions, current period tax positions, settlements with tax authorities or the lapse of any statute of limitations, and no material changes in unrecognized tax benefits are expected over the next fiscal year. Accordingly, there is no impact to the Company’s effective tax rate. Estimated interest and penalties related to potential underpayment on any unrecognized tax benefits would be classified as a component of tax expense in the statements of income. The Company has not recorded any interest or penalties associated with unrecognized tax benefits. The fiscal years ended March 31, 2012, March 30, 2013 and March 29, 2014 are subject to examination by the federal and state tax authorities.

10.   EMPLOYEE BENEFIT PLANS

Active Employee Benefits

Salaried Employees — The Company sponsors self-insured medical and dental coverage for active salaried employees who meet eligibility requirements. The Company pays for claims and fees related to these plans directly to the third-party administrator. In addition, the Parent sponsors life insurance and disability coverage for salaried employees who meet the eligibility requirements. The Parent charges expenses for the salaried plans to the Company on a monthly basis using an allocation based on the proportion of the Company’s service cost to the Parent’s total service cost. During the fiscal years ended March 29, 2014, March 30, 2013, and March 31, 2012, amounts charged to expense for these plans were approximately $7,204, $5,917, and $7,528, respectively.

Hourly Employees — The Company sponsors self-insured medical and dental coverage plans for active hourly employees who meet eligibility requirements. In addition, the Parent sponsors life insurance and disability coverage for hourly employees who meet the eligibility requirements. The Company pays the claims and fees related to the hourly plans directly to the carrier. During the fiscal years ended March 29, 2014, March 30, 2013, and March 31, 2012, amounts charged to expense for these plans were approximately $23,171, $20,981, and $22,946, respectively.

The Company carries reinsurance coverage in order to limit its liability for medical expenses for the hourly and salary plan participants through a fully insured plan with a specific deductible of $400 per person/plan year and a maximum coverage of $1,600 per person/plan year.

Pension Plan — The Company participates in the Parent’s pension plan, which covers substantially all of the Company’s employees. Benefits are based on an employee’s years of service and, in the case of salaried employees, compensation. The plan is funded in conformity with the funding requirements of applicable government regulations. As of May 2011, the Parent has discontinued accruing pension benefits for all Company employees covered by these plans. During the fiscal years ended March 29, 2014, March 30, 2013, and March 31, 2012, amounts charged to pension expense were approximately $3,808, $3,703, and $3,317, respectively. No separate computation of the net assets or funded status for the benefit plans described above has been determined for the Company because the Parent company is the plan sponsor.

Postretirement Health Care — In January 2010, the Company became the sponsor of the Wayne Farms LLC Welfare Benefit Plan for Salaried Employees (the “Retiree Plan”), which contains a postretirement medical and dental plan formerly sponsored by the Parent. The Retiree Plan provides health and dental care benefits to a closed group of salaried retirees between the ages of 55 and 65 who meet certain eligibility requirements. The Retiree Plan is contributory, with retiree contributions adjusted periodically, and contains other cost-sharing features, such as deductibles and coinsurance. These costs were allocated to the Company by the Parent prior to January 1, 2010. The amounts charged to expense for the years ended March 29, 2014, March 30, 2013, and March 31, 2012, were $51, $73, and $82, respectively.

The Retiree Plan’s status, currently unfunded, as of March 29, 2014 and March 30, 2013, is as follows:

	Other Postretirement Plan 2014	Other Postretirement Plan 2013
Benefit obligation	$851	$1,032
Liability recognized in the Company’s financial statements:
Accrued liabilities	$67	$79
Deferred income and other liabilities	784	953
Total liability recognized	$851	$1,032
Accumulated other comprehensive income, net of tax	$1,582	$1,642

Discount rate used to determine the benefit obligation at year-end	4.05%	3.60%
Discount rate	3.60%	4.00%
Actuarial assumptions — health care cost trend rate	N/A	N/A

	Other Postretirement Plan 2014	Other Postretirement Plan 2013
Other disclosures:
Employer contributions	$51	$73
Plan participant contributions	41	62
Benefits paid	92	135
Net periodic income	$225	$185

The Company has reached its retiree medical subsidized cap, as defined by the Retiree Plan document; therefore, any change in the medical cost trend rate will have no impact on the cost to the Company for the Retiree Plan.

The Company estimates that $276 will be amortized from accumulated other comprehensive income to net periodic benefit cost during the year ended March 28, 2015. The Company expects to make contributions to the Retiree Plan of $67 for the year ended March 28, 2015.

Estimated future benefit payments as of March 29, 2014, are as follows:

2015	$67
2016	96
2017	120
2018	125
2019	130
2020–2024	387
Total	$925

401(k) Plan — The Company also participates in a 401(k) plan, sponsored by the Parent, which covers substantially all salaried employees. The salaried plan provides for discretionary matching contributions by the Company based on a percentage of the participant’s contributions to the plan. During the years ended March 29, 2014, March 30, 2013, and March 31, 2012, the Company’s expenses for the matching contributions related to this plan were $2,045, $1,734, and $1,684, respectively.

The Company sponsors 401(k) plans covering substantially all hourly employees who meet eligibility criteria. The hourly plans for union and non-union employees provide for matching contributions by the Company based on a percentage of the participant’s contributions to the Plan as specified in the Plan document for the nonunion plan and in the applicable union contracts for the bargaining unit plans. The Company’s expense for the matching contributions related to these plans was $3,943, $3,059, and $3,020 for the years ended March 29, 2014, March 30, 2013, and March 31, 2012, respectively.

11.   RELATED-PARTY TRANSACTIONS

The Company is part of a group of entities under the common control of the Parent. The Payable to Parent reflected in the balance sheets is primarily related to income taxes payable to the Parent with the remainder related to certain operating expenditures paid by the Parent on the Company’s behalf. The net payable due to the Parent as of March 29, 2014, and March 30, 2013 is as follows:

	March 29, 2014	March 30, 2013
Income taxes payable	$88,774	$25,221
Other amounts payable	1,932	3,781
Payable to Parent	$90,706	$29,002

The Company made distributions to the Parent in fiscal years 2014, 2013, and 2012 of $65,000, $0, and $0, respectively.

The Company has entered into an agreement with the Parent for certain services to be provided to the Company. During each of the years ended March 29, 2014, March 30, 2013, and March 31, 2012, the Company paid $4,000 to the Parent pursuant to this agreement.

Direct expenses paid by the Parent on behalf of the Company, including salaries and other expenses, are allocated directly to the Company by the Parent.

In October 2011, the Company borrowed $25,000 from the Parent concurrent with the execution of the third amendment to the Company’s Credit Agreement. This loan accrued interest at an annual rate equal to LIBOR plus 2% and matures in June 2020. Interest expense on this loan for the fiscal years ended March 29, 2014, March 30, 2013, and March 31, 2012, was $65, $604, and $282, respectively. The outstanding balance was $0 and $25,000 as of March 29, 2014, and March 30, 2013, respectively. The Company repaid $25,000 to the Parent in May 2013.

Prior to January 1, 2012, the Company utilized a subsidiary of the Parent to facilitate certain export sales for which the Company was charged a commission. Commission expenses related to such sales were $856 and $975 for the years ended March 31, 2012, and March 26, 2011, respectively. On January 1, 2012, the Company began selling directly to this subsidiary. The net related-party payable due to this subsidiary is $3,416 and $2,142 as of March 29, 2014, and March 30, 2013, respectively.

12.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

Commodity Derivatives — The Company is exposed to market risk, such as changes in commodity prices for its main raw materials, which are corn and soybean meal, caused by supply conditions, weather, economic conditions, and other factors. To manage volatility associated with these raw material exposures, the Company may enter into derivative transactions pursuant to established Company policies. Generally, the Company utilizes commodity futures and option contracts to reduce the volatility of commodity prices on corn and soybean meal. The Company considers its use of derivative instruments to be an economic hedge against changing prices. The Company records all futures and options contracts at fair value and records any changes in fair value as operating expense in the period the market value changed. Contracts for the future purchase or sale of certain commodities are designated as normal purchases or sales and are not marked to market.

The Company’s financial statements reflect a reclassification of a portion of gains (losses) on futures contracts into cost of goods sold that were historically included in general and administrative expenses. During the years ended March 29, 2014, March 30, 2013, and March 31, 2012, the Company recorded in cost of goods sold a net option (loss) gain of $(910), $3,598, and $(608), respectively, and recorded a net gain (loss) on futures contracts of $2,189, $2,468, and $(6,988), respectively, relating to commodity contracts not designated as cash flow hedges for accounting purposes. The customary length of time that the Company hedges its exposure to the variability in future cash flows relating to commodities varies, but normally does not exceed 12 months.

Offsetting Assets and Liabilities — Entities are required to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting agreement. The Company, in the normal course of business, nets its commodity derivative positions against the margin deposits of the respective counterparties. This netting results in a net asset recorded in prepaid expenses and other current assets or a net liability recorded in accrued liabilities.

The following tables outline the gross amounts of recognized assets and liabilities as of March 29, 2014 and March 30, 2013, related to this disclosure.

	Offsetting Assets & Liabilities — March 29, 2014
Description	Gross Amount of Assets Recognized in Other Current Assets	Gross Amount of Liabilities Netted in Accrued Liabilities	Net Amount Recognized in Other Current Assets
Margin deposits	$674	$—	$674
Derivative positions	2,329	(199)	2,130
Total	$3,003	$(199)	$2,804

	Offsetting Assets & Liabilities — March 30, 2013
Description	Gross Amount of Assets Recognized in Other Current Assets	Gross Amount of Liabilities Netted in Accrued Liabilities	Net Amount Recognized in Other Current Assets
Margin deposits	$777	$—	$777
Derivative positions	1,494	(524)	970
Total	$2,271	$(524)	$1,747

Interest Rate Derivatives — The Company also uses an interest rate swap contract to help maintain a balance between fixed- and floating-rate debt and to manage overall financing costs. In October 2013, the Company entered into an amortizing interest rate swap contract with an effective date of January 1, 2015, and an original notional amount of $75,000 to convert the variable rate obligation under the Term Loan to a fixed rate. This contract effectively fixed the interest rate on this portion of the Term Loan at 1.825% through the swap termination date of August 30, 2018. The Company records changes in the fair value of the interest rate swap as interest expense in the current period. The fair value of the interest rate swap contract was $(97) as of March 29, 2014.

13.   SEGMENT REPORTING

The Company operates in one reportable business segment, as a producer and seller of fresh and further processed chicken products to retailers, distributors and foodservice operators. The Company offers fresh as well as deboned, value-added marinated, breaded, cooked and individually frozen products to its customers through strong national and international distribution channels in 29 different countries. The Company manages operations through its eleven individual plants, which are considered operating segments. The Company has aggregated the operating segments into the reportable segment based on similar economic characteristics; products; production processes; types or classes of customers; distribution methods; and regulatory environment.

The following table sets forth, for the fiscal periods beginning with 2012, net sales attributable to each of its primary product types.

	For the Year Ended
	March 29, 2014	March 30, 2013	March 31, 2012
Fresh Products	$1,646,426	$1,395,110	$1,115,122
Further Processed Products	364,428	349,178	381,484
Export and Other Products	68,445	58,710	56,882
Total Sales	$2,079,299	$1,802,998	$1,553,488

14.   ASSET IMPAIRMENT AND EXIT COSTS

In 2009, the Company closed its processing facilities in College Park, Georgia, and Douglas, Georgia. The estimated net realizable value of these assets, classified as held for sale, was $500 and $800 as of March 30, 2013, respectively. During the period ended March 29, 2014, the Company reduced the carrying amount of the College Park assets held for sale to $400 and then sold this facility on January 31, 2014, for the carrying amount. The Company estimates the net realizable value of the Douglas facility is $600 and has this amount recorded in assets held for sale as of March 29, 2014.

15.   STORM DAMAGE AND INSURANCE SETTLEMENT

In April 2011, portions of the southeast, primarily Mississippi, Alabama, and Georgia, experienced severe weather, including several tornadoes, which produced damaging winds and hail. The Company’s processing facilities incurred no significant damage, but certain facilities did lose electrical service for up to a week, which affected production. The Company’s third party growers also experienced significant damage to several of their facilities and the Company experienced losses to the flock inventories at these facilities. The Company filed a claim with its insurance carrier for damages including business interruption and as of March 31, 2012, had received $7,000 in reimbursement, of which $878 was used to offset claim preparation and other related expenses, and the balance of $6,122 is recorded as a reduction of cost of goods sold in the Company’s financial statements for the year ended March 31, 2012. The Company settled the claim in fiscal year 2013 receiving additional net reimbursement of $4,830, which is recorded as a reduction of cost of goods sold in the Company’s financial statements for the year ended March 30, 2013.

16.   ACQUISITION

On December 31, 2012, the Company acquired certain assets and no liabilities (“Acquired Assets”) from Perdue Foods, LLC consisting of land, buildings and building improvements, machinery and equipment, and inventory related to the poultry processing operations in Dothan, Alabama, and Defuniak Springs, Florida. This acquisition represents a business combination, and the fair value of the assets acquired was approximately $30,571, which exceeded the purchase price of $25,471. Accordingly, the Company recognized the excess of the fair market value of these assets over the purchase price of $5,100 as a gain on bargain purchase and recorded this gain as a reduction of cost of goods sold in the Company’s financial statements. The Company believes it was able to acquire these assets for less than their fair value because the former owners needed to dispose of the Acquired Assets by a specified date, and they did not have sufficient time to market the Acquired Assets to multiple potential buyers.

The following table summarizes the cash paid and the allocation of fair value to the assets acquired as of the acquisition date:

Deposits	$41
Inventory	15,530
Property, plant, and equipment	15,000
Total allocation of fair value	30,571
Less total purchase price	(25,471)
Bargain purchase gain	$5,100

The sales and income (loss) from operations of the Acquired Assets for the period ended March 30, 2013 included in the Company’s financial statements are $39,312 and $(266), respectively. The Company determined that disclosure of pro forma sales and income (loss) from operations for the Acquired Assets as if the acquisition had occurred at the beginning of the comparable prior year presented is not material given the actual results recorded through March 30, 2013 compared to the Company’s financial statements. The Company has also determined it impracticable to estimate these pro forma amounts as to do so would require assumptions about management’s intent in a prior period that cannot be independently substantiated.

17.   UNAUDITED PRO FORMA NET INCOME (LOSS) PER SHARE

Pro forma net income per share of Class A common stock is computed as follows (in thousands except per share data):	Year Ended March 29, 2014
Numerator
Net income attributable to Wayne Farms LLC	$
Net income attributable Noncontrolling interest (a)
Net Income attributable to holders of shares of Class A common stock	$
Denominator
Weighted average shares of Class A common stock outstanding—basic (b)
Adjustments for assumed shares of Class A common stock to fund the $ million dividend in excess of current period earnings (c)
Pro forma shares of Class A common stock outstanding—Basic (c)
Dilutive effect of units (d)
Pro forma shares of Class A common stock outstanding—Diluted (e)
Class A common stock earnings per share
Basic (f)	$
Diluted (g)

(a)	Represents actual net income (loss) attributable to controlling interest as reported in the accompanying consolidated statements of operations for the periods presented.

(b)	Represents actual weighted average shares of Class A common stock outstanding—basic as reported in the accompanying consolidated statements of operations for the periods presented.
(c)	Assumes the deemed issuance of shares of Class A common stock, in each period, sufficient to fund, in a manner similar to a dividend, and the payment of $ million of dividends to be paid during the twelve months ended March 29, 2014 and following the offering to the extent that these dividends exceed earnings. The number of shares of Class A common stock has been estimated as being the lesser of the number of shares of Class A common stock expected to be issued in the offering or the number of shares of Class A common stock derived by dividing the dividend in excess of current period earnings by an initial public offering price of $ per share, which is equal to the midpoint of the range set forth on the cover page of this prospectus.
(d)	Represents the actual dilutive effect resulting from the issuance of shares of Class A common stock upon exchange of Class B Units of Wayne Farms LLC on a one-for-one basis pursuant to the Second Amended and Restated LLC Agreement for Wayne Farms LLC.
(e)	Represents pro forma shares of Class A common stock outstanding—dilutive, reflecting the adjustments described above.
(f)	Represents pro forma Class A common stock earnings per share—basic, reflecting the effects of adjustments described above and derived by dividing pro forma net income attributable to holders of shares of Class A common stock by pro forma shares outstanding—basic.
(g)	Represents pro forma Class A common stock earnings per share—dilutive, reflecting the effects of adjustments described above and derived by dividing pro forma net income attributable to holders of shares of Class A common stock by pro forma shares outstanding—dilutive.

18.   SUBSEQUENT EVENTS

The Company evaluated events through March 16, 2015, the date the financial statements were available to be issued. No significant subsequent events occurred that would have a material impact on the Company’s financial statements.

* * * * * *

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

BALANCE SHEETS
AS OF DECEMBER 27, 2014 AND MARCH 29, 2014
(In thousands)

	December 27, 2014 (unaudited)	March 29, 2014	Unaudited Pro Forma December 27, 2014
ASSETS
CURRENT ASSETS:
Cash	$119,980	$23,995	$
Trade receivables, net	102,103	93,580
Inventories	212,645	214,719
Deferred income taxes	10,076	3,893
Prepaid expenses and other current assets	14,367	22,620
Assets held for sale	600	600
Total current assets	459,771	359,407
PROPERTY, PLANT, AND EQUIPMENT:
Land	6,825	6,825
Buildings	233,117	225,548
Machinery, equipment, and fixtures	329,811	315,862
Capitalized software	17,249	17,061
Construction in progress	21,997	21,027
Total property, plant, and equipment	608,999	586,323
Less accumulated depreciation	379,751	364,799
Net property, plant, and equipment	229,248	221,524
INTANGIBLE ASSETS, net	1,410	1,800
GOODWILL	9,866	9,866
INVESTMENT	8,544	—
RELATED-PARTY RECEIVABLE	4,431	3,600
OTHER ASSETS	1,844	1,846
TOTAL	$715,114	$598,043	$

(Continued)

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

BALANCE SHEETS
AS OF DECEMBER 27, 2014 AND MARCH 29, 2014
(In thousands)

	December 27, 2014 (unaudited)	March 29, 2014	Unaudited Pro Forma December 27, 2014
LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$8,500	$6,000	$
Accounts payable	56,065	64,602
Payable to Parent	176,144	90,706
Accrued liabilities	69,832	59,495
Related-party payables	3,307	3,416
Total current liabilities	313,848	224,219
LONG-TERM DEBT	155,500	112,500
RELATED-PARTY DEBT	—	—
DEFERRED INCOME TAXES	34,289	19,658
DEFERRED INCOME AND OTHER LIABILITIES	7,022	6,494
DEFERRED COMPENSATION	14,487	9,888
Total liabilities	525,146	372,759
COMMITMENTS AND CONTINGENCIES (Note 8)
MEMBER’S EQUITY:
Member’s equity paid-in capital	100,000	100,000
Accumulated other comprehensive income	1,454	1,582
Retained earnings	88,514	123,702
Total member’s equity	189,968	225,284
TOTAL	$715,114	$598,043	$

(Concluded)

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED DECEMBER 27, 2014 AND DECEMBER 28, 2013
(In thousands except per share data)

	December 27, 2014 (unaudited)		December 28, 2013 (unaudited)
NET SALES:
Third party		$1,657,109	$1,559,196
Related party		43,266	36,009
Total net sales		1,700,375	1,595,205
COST OF GOODS SOLD		1,366,038	1,379,855
GROSS PROFIT		334,337	215,350
SELLING EXPENSE		15,801	13,115
GENERAL AND ADMINISTRATIVE EXPENSE		45,791	35,409
INCOME FROM OPERATIONS		272,745	166,826
INTEREST EXPENSE, net		(3,701)	(11,742)
INCOME BEFORE INCOME TAXES		269,044	155,084
INCOME TAX EXPENSE		94,732	54,722
NET INCOME		$174,312	$100,362

Net Income (loss) per share:
Pro forma net income per common share (unaudited)
Basic	$
Diluted	$
Shares used to compute pro forma net income per common share (unaudited):
Basic	$
Diluted	$

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED DECEMBER 27, 2014 AND DECEMBER 28, 2013
(In thousands)

	December 27, 2014 (unaudited)	December 28, 2013 (unaudited)
NET INCOME	$174,312	$100,362
CHANGE IN UNRECOGNIZED POSTRETIREMENT BENEFIT COSTS— Net of tax $79 and $77	(128)	(123)
OTHER COMPREHENSIVE (LOSS) INCOME	(128)	(123)
TOTAL COMPREHENSIVE INCOME	$174,184	$100,239

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF MEMBER’S EQUITY
FOR THE NINE MONTHS ENDED DECEMBER 27, 2014 AND DECEMBER 28, 2013
(In thousands) (unaudited)

	Member’s Equity Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Member’s Equity
BALANCE — March 30, 2013	$100,000	$1,642	$73,286	$174,928
Net income			100,632	100,362
Distributions paid to Parent			(45,000)	(45,000)
Change in unrecognized postretirement benefit costs (Note 10)		(123)		(123)
BALANCE — December 28, 2013	$100,000	$1,519	$128,648	$230,167
BALANCE — March 29, 2014	$100,000	$1,582	123,702	225,284
Net income			174,312	$174,312
Distributions paid to Parent			(209,500)	(209,500)
Change in unrecognized postretirement benefit costs (Note 10)		(128)		(128)
BALANCE — December 27, 2014	$100,000	$1,454	$88,514	$189,968

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 27, 2014 AND DECEMBER 28, 2013
(In thousands)

	December 27, 2014 (unaudited)	December 28, 2013 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$174,312	$100,362
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	26,468	22,445
Impairment and write-down of assets	—	100
Loss on disposal of assets	617	608
Deferred Taxes	8,527	7,304
Loss (earnings) of equity method investee	626	—
Changes in operating assets and liabilities:
Receivables — trade	(8,623)	6,683
Inventories	2,074	28,307
Prepaid expenses and other assets	7,424	5,175
Related-party receivables/payables and payable to Parent	(776)	(209)
Accounts payable and accrued liabilities	(4,138)	(4,850)
Long-term liabilities — excluding debt	10,081	2,402
Net cash provided by operating activities	216,592	168,327
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of assets	75	376
Investment in equity method investee	(9,170)	—
Additions to property, plant, and equipment	(33,717)	(31,927)
Net cash used in investing activities	(42,812)	(31,551)
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in bank overdraft	—	(277)
Payments of long-term debt	(4,500)	(97,500)
Proceeds from borrowings	50,000	120,000
Debt issuance costs	—	(3,279)
Decrease in revolving line of credit — net	—	(82,231)
Payable to Parent — income taxes	86,205	47,418
Distributions to Parent (Note 11)	(209,500)	(45,000)
Repayment to Parent	—	(25,000)
Net cash used in financing activities	(77,795)	(85,869)
NET INCREASE IN CASH	95,985	50,907
CASH — Beginning of year	23,995	—
CASH — End of year	$119,980	$50,907
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$3,619	$11,846
Accrued construction in progress	$777	$856

See notes to financial statements.

WAYNE FARMS LLC
(A Wholly Owned Subsidiary of Continental Grain Company)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 27, 2014, MARCH 29, 2014 AND FOR THE NINE-MONTH PERIODS ENDING DECEMBER 27, 2014 AND DECEMBER 28, 2013
(In thousands)

1.   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business — Wayne Farms LLC (the “Company,” “we,” “us” or “our”) is a single-member limited liability company organized on May 3, 2000, in the state of Delaware and headquartered in Oakwood, Georgia. The Company is a wholly owned subsidiary of Continental Grain Company (the “Parent” or “CGC”) headquartered in New York, New York. The Company engages in the production, processing, marketing, and distribution of fresh, frozen, and cooked chicken and other prepared food items. The Company’s sales and cost of goods sold are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, which are corn and soybean meal.

Basis of Presentation — The accompanying financial statements have been prepared in connection with the proposed initial public offering (the “Offering”) of Class A common stock of Wayne Farms, Inc. Wayne Farms, Inc. was incorporated on March 4, 2015, and is a wholly owned subsidiary of CGC. All of the net proceeds of the Offering will be contributed to Wayne Farms LLC in exchange for Class A Units of Wayne Farms LLC. The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles general accepted in the United States of America (“U.S. GAAP”). In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of financial position and operating results have been included in the statements. The financial statements include all the Company’s historical revenues, expenses, assets and liabilities, including allocations of income taxes attributable to the Company and expenses of the Company for costs incurred and paid by CGC on the Company’s behalf. Management believes these allocations are reasonable and representative of the amounts that would have been recorded in the Company’s financial statements had the Company operated independent of the Parent for the historical periods presented, however, such amounts may not be indicative of the actual level of assets, liabilities and costs that would have been incurred by the Company if it had operated as an independent, publicly-traded company during the periods presented or of the costs expected to be incurred in the future. These unaudited interim financial statements should be read in conjunction with the financial statements and notes thereto for the years ended March 29, 2014 and March 30, 2013 and for the fiscal years ended March 29, 2014, March 30, 2013 and March 29, 2012. The results of operations for the nine months ended December 27, 2014 and December 28, 2013 are not necessarily indicative of the operating results for the full year.

Fiscal Year — The Company’s fiscal year ends on the thirteenth Saturday of each calendar year. The fiscal periods ended March 29, 2014, March 30, 2013 and March 31, 2012, consisted of 52-, 52-, and 53-week periods, respectively.

Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant Accounting Policies — There have been no changes to our significant accounting policies described in Note 1 in our financial statements for the fiscal year ended March 29, 2014 except as described below:

Investments in Unconsolidated Affiliates — In December 2013, the Company entered into a joint venture with Salm Partners, LLC to begin producing chicken sausage products at the Company’s Decatur further processing facility in Decatur, Alabama, during the fiscal year ending March 28, 2015. The investments in and the operating results of 50%-or-less–owned entities are accounted for under the equity method of accounting. The Company invested $9,170 and $0, as of December 27, 2014 and March 29, 2014, respectively. The Company has advanced Salm Partners, LLC $4,431 and $3,600, as of December 27, 2014 and March 29, 2014, respectively which is included in related-party receivables.

Pro Forma Financial Information — The Company expects to make a disribution to CGC following the Offering. The unaudited balance sheet gives pro forma effect to the expected distribution payable in cash. The unaudited pro forma balance sheet is presented for illustrative purposes only and does not purport to project the Company’s financial position for any future date.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued new revenue recognition guidance. The new standard supersedes a majority of existing revenue recognition guidance under GAAP, and requires companies to recognize revenue when it transfers goods or services to a customer in an amount that reflects the consideration to which a company expects to be entitled. Companies may need to use more judgment and make more estimates while recognizing revenue, which could result in additional disclosures to the financial statements. This update allows for either a “full retrospective” adoption or a “modified retrospective” adoption. We are currently evaluating which adoption method we will use. This guidance is effective for public companies for annual reporting periods beginning after December 15, 2016 including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the revenue recognition impact this guidance will have once implemented.

2.   TRADE RECEIVABLES

Net trade receivables as of December 27, 2014, and March 29, 2014, are shown net of an allowance for doubtful accounts and other allowances as follows:

	December 27, 2014	March 29, 2014
Trade	$100,731	$91,521
Grower advances	2,525	2,165
Other	297	1,344
Gross receivables	103,553	95,030
Allowance for doubtful accounts and other allowances	(1,450)	(1,450)
Trade receivables, net	$102,103	$93,580

Substantially all receivables have been pledged as collateral for the Company’s Credit Agreement (see Note 6).

Significant Customers — The Company’s three largest customers collectively accounted for approximately 16% of net sales for the period ended December 27, 2014 and, approximately 13% of the Company’s net sales for the year ended March 29, 2014. No single customer accounted for more than 10% of sales for any periods presented. The Company anticipates that customer concentration will continue in the foreseeable future, although the Company’s largest customers may continue to change.

3.   INVENTORIES

Inventories as of December 27, 2014, and March 29, 2014, were as follows:

	December 27 2014	March 29, 2014
Finished goods	$73,396	$64,997
Raw materials — primarily live birds and feed	125,298	129,525
Raw materials in transit — primarily corn and soybean meal	8,656	15,956
Packaging, condiments, and other	5,295	4,241
Inventories	$212,645	$214,719

Substantially all inventories have been pledged as collateral for the Company’s Credit Agreement (see Note 6).

4.   GOODWILL AND INTANGIBLE ASSETS, NET

Intangible assets as of December 27, 2014, and March 29, 2014 consisted of the following:

	December 27, 2014	March 29, 2014
Gross customer relationships acquired	$7,800	$7,800
Less accumulated amortization	(6,390)	(6,000)
Intangible assets, net	$1,410	$1,800
Goodwill	$9,866	$9,866

Intangible asset amortization expense for the nine month periods ended December 27, 2014 and December 28, 2013 was $390 and $390, respectively. The Company amortizes intangible assets over a useful life of 15 years. The estimated amortization expense for intangible assets for the five succeeding fiscal years is $520, $530, $230, $0 and $0 per year, respectively.

5.   ACCRUED LIABILITIES

Accrued liabilities as of December 27, 2014, and March 29, 2014 consisted of the following:

	December 27, 2014	March 29, 2014
Employee compensation and benefits	$18,425	$15,671
Employee bonus and incentive compensation	27,307	22,605
Self-insurance	4,638	5,303
Other, primarily accrued taxes, and customer rebates	19,462	15,916
Accrued Liabilities	$69,832	$59,495

6.   DEBT

Credit Agreement — In August 2013, the Company entered into a secured credit agreement (the “Credit Agreement”), which the Company then amended in December 2013 and July 2014. The Credit Agreement is collateralized by substantially all of the assets of the Company. The Credit Agreement requires the Company satisfy certain financial covenants related to fixed charge coverage ratio, consolidated funded debt to capitalization, and consolidated tangible net worth and establishes limitations on debt incurrence and certain types of payments, including dividends, investments, and capital expenditures. This Credit Agreement consisted of a revolving credit facility of $180,000 and a term loan of $120,000. The Credit Agreement permits the Company to pay a $25,000 dividend to the Parent subsequent to the effective date of the Credit Agreement and establishes limitations on future dividends equal to the cumulative sum of i) 50% of the Company’s earnings or loss for each fiscal year plus ii) 50% of the net cash proceeds received by the Company from the issuance or sale of any equity interests in the Company or from any other contribution of capital received by the Company provided that the Company is not in default either before or after the payment of such dividends and certain levels of availability under the revolving credit facility are maintained. In addition, the Company is permitted to make periodic distributions to the Parent in an amount not to exceed the Parent’s aggregate tax obligations arising as a result of the Company’s earnings provided that the Company is not in default either before or after making such distributions.

As of March 29, 2014, the Company’s debt under the Credit Agreement consisted of:

Revolving Credit Facility — Borrowings under the revolving credit facility bear interest at a spread over the London Interbank Offered Rate (“LIBOR”) or a comparable interbank rate. The spread is based on the Consolidated Funded Debt to Capitalization ratio as defined in the Credit Agreement and was 2.0% as of March 29, 2014. The revolving credit facility matures in August 2018. The Company had no borrowings under the revolving credit facility as of March 29, 2014. It is the Company’s intention to repay any amounts outstanding on the revolving credit facility as the opportunity arises.

The Company is required to pay fees for the unused portion of the revolving credit facility, and the fee at March 29, 2014, was 0.25% per annum. The Company also has issued $8,329 in letters of credit to ensure performance of certain obligations. The total amount of the letters of credit issued decreases the portion of the revolving credit facility that is available for borrowing. The Company was charged a letter of credit fee of 2.0% as of March 29, 2014. The Company had $171,671 available for borrowing under the revolving credit facility as of March 29, 2014.

Term Loan — Borrowings under the Term Loan bear interest at a margin over LIBOR or a comparable interbank rate. The margin is based on the debt to capitalization ratio as defined in the Credit Agreement and was 2.25% as of March 29, 2014. The Term Loan is repayable in quarterly principal payments beginning in December 2013 and continuing through June 2020 with a final payment due in August 2020, which includes all the remaining unpaid principal balance outstanding. The Term Loan had an interest rate of 2.40% as of March 29, 2014.

Incremental Term Loan — On July 30, 2014, the Company exercised the option in the Credit Agreement and borrowed an additional $50,000 (“Incremental Term Loan”). The Incremental Term Loan is repayable in quarterly principal payments beginning in December 2014. The interest rate, payment due dates and maturity date for the Incremental Term Loan are the same as the Term Loan.

Current and long-term borrowings as of December 27, 2014, and March 29, 2014, consist of the following:

	December 27, 2014	March 29, 2014
Revolving line of credit	$—	$—
Term Loan	$164,000	$118,500
Less current maturities	8,500	6,000
Total long-term debt	$155,500	$112,500

The Company was in compliance with all financial covenants as of December 27, 2014 and March 29, 2014.

A schedule of the future annual payments of the Company’s long-term debt as of December 27, 2014, is as follows:

Fiscal Year	Required Principal Payment
2015	$4,250
2016	10,626
2017	12,752
2018	14,876
2019	17,000
Thereafter	104,496
Total	$164,000

The Company capitalizes interest on construction projects during the construction phase and records this capitalization as a reduction of interest expense. Capitalized interest is computed using the equivalent borrowing rate of the Company. For the nine month periods ended December 27, 2014 and December 28, 2013, interest expense was reduced by capitalized interest of $347 and $254, respectively.

7.   GUARANTEES

While the Company has various indemnity obligations included in contracts entered into in the normal course of business, these obligations are primarily in the form of indemnities that could result in immaterial increases in future costs, but do not represent significant commitments or contingent liabilities of the indebtedness of others.

8.   COMMITMENTS AND CONTINGENCIES

Legal Matters — In the normal course of business, lawsuits, claims, and proceedings have been or may be instituted or asserted against the Company relating to various matters. Although the outcome of litigation cannot be predicted with certainty, management believes that the disposition of these matters will not have a material adverse effect on the financial statements of the Company.

9.   INCOME TAXES

Income tax expense was $94,732 and $54,722 for the nine months ended December 27, 2014 and December 28, 2013, respectively. The effective tax rates were 35.2% for the nine months ended December 27, 2014 and 35.3% for the nine months ended December 28, 2013. The difference between the effective income tax rate and the federal statutory rate is primarily attributable to state income taxes and the effect of certain permanent differences.

10.   EMPLOYEE BENEFIT PLANS

Active Employee Benefits

Salaried Employees — The Company sponsors self-insured medical and dental coverage for active salaried employees who meet eligibility requirements. The Company pays for claims and fees related to these plans directly to the third-party administrator. In addition, the Parent sponsors life insurance and disability coverage for salaried employees who meet the eligibility requirements. The Parent charges expenses for the salaried plans to the Company on a monthly basis using an allocation based on the proportion of the Company’s service cost to the Parent’s total service cost. During the nine month periods ended December 27, 2014 and December 28, 2013, amounts charged to expense for these plans were approximately $6,223 and $6,110, respectively.

Hourly Employees — The Company sponsors self-insured medical and dental coverage plans for active hourly employees who meet eligibility requirements. In addition, the Parent sponsors life insurance and disability coverage for hourly employees who meet the eligibility requirements. The Company pays the claims and fees related to the hourly plans directly to the carrier. During the nine month periods ended December 27, 2014 and December 28, 2013, amounts charged to expense for these plans were approximately $18,025 and $18,009, respectively.

The Company carries reinsurance coverage in order to limit its liability for medical expenses for the hourly and salary plan participants through a fully insured plan with a specific deductible of $400 per person/plan year and a maximum coverage of $1,600 per person/plan year.

Pension Plan — The Company participates in the Parent’s pension plan, which covers substantially all of the Company’s employees. Benefits are based on an employee’s years of service and, in the case of salaried employees, compensation. The plan is funded in conformity with the funding requirements of applicable government regulations. As of May 2011, the Parent has discontinued accruing pension benefits for all Company employees covered by these plans. During the nine month periods ended December 27, 2014 and December 28, 2013, amounts charged to pension expense were approximately $2,856 and $2,859, respectively. No separate computation of the net assets or funded status for the benefit plans described above has been determined for the Company because the Parent company is the plan sponsor.

Postretirement Benefit Plans — The components of AOCI and the related tax amounts for each component as of December 27, 2014 are as follows:

	Before-Tax Amount	Tax Benefit (Expense)	After-Tax Amount
AOCI - Beginning of the period	$2,567	$(985)	$1,582
Less amortization of loss into benefits costs	(207)	(79)	(128)
AOCI - End of the period	$2,360	$(906)	$1,454

Net postretirement health care cost (income) consisted of the following for the nine months ended December 27, 2014 and December 28, 2013:

	December 27, 2014	December 28, 2013
Service cost	$12	$4
Interest cost	60	27
Actuarial loss / (gain)	(207)	(128)

Benefit Obligation	$(135)	$(97)

401(k) Plan — The Company also participates in a 401(k) plan, sponsored by the Parent, which covers substantially all salaried employees. The salaried plan provides for discretionary matching contributions by the Company based on a percentage of the participant’s contributions to the plan. During the nine month periods ended December 27, 2014 and December 28, 2013, the Company’s expenses for the matching contributions related to this plan were $1,454 and $1,563, respectively.

The Company sponsors 401(k) plans covering substantially all hourly employees who meet eligibility criteria. The hourly plans for union and non-union employees provide for matching contributions by the Company based on a percentage of the participant’s contributions to the Plan as specified in the Plan document for the nonunion plan and in the applicable union contracts for the bargaining unit plans. The Company’s expense for the matching contributions related to these plans was $2,957 and $2,888 for the nine months ended December 27, 2014 and December 28, 2013, respectively.

11.   RELATED-PARTY TRANSACTIONS

The Company is part of a group of entities under the common control of the Parent. The Payable to Parent reflected in the balance sheets is primarily related to income taxes payable to the Parent with the remainder related to certain operating expenditures paid by the Parent on the Company’s behalf. The net payable due to the Parent as of December 27, 2014 and March 29, 2014 is as follows:

	December 27, 2014	March 29, 2014
Income taxes payable	$174,979	$88,774
Other amounts payable	1,165	1,932
Payable to Parent	$176,144	$90,706

The Company made distributions to the Parent during the nine months ended December 27, 2014 and December 28, 2013 of $209,500 and $65,000, respectively.

The Company has entered into an agreement with the Parent for certain services to be provided to the Company. During each of the nine months periods ended December 27, 2014 and December 28, 2013, the Company paid $3,000 to the Parent pursuant to this agreement.

Direct expenses paid by the Parent on behalf of the Company, including salaries and other expenses, are allocated directly to the Company by the Parent.

Prior to January 1, 2012, the Company utilized a subsidiary of the Parent to facilitate certain export sales for which the Company was charged a commission. Commission expenses related to such sales were $856 and $975 for the years ended March 31, 2012, and March 26, 2011, respectively. On January 1, 2012, the Company began selling directly to this subsidiary. The net related-party payable due to this subsidiary is $3,307 and $3,416 as of December 27, 2014 and March 29, 2014, respectively.

12.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

Commodity Derivatives — The Company is exposed to market risk, such as changes in commodity prices for its main raw materials, which are corn and soybean meal, caused by supply conditions, weather, economic conditions, and other factors. To manage volatility associated with these raw material exposures, the Company may enter into derivative transactions pursuant to established Company policies. Generally, the Company utilizes commodity futures and option contracts to reduce the volatility of commodity prices on corn and soybean meal. The Company considers its use of derivative instruments to be an economic hedge against changing prices. The Company records all futures and options contracts at fair value and records any changes in fair value as operating expense in the period the market value changed. Contracts for the future purchase or sale of certain commodities are designated as normal purchases or sales and are not marked to market.

During the nine months ended December 27, 2014 and December 28, 2013, the Company recorded in cost of goods sold a net option loss of $(5,190) and $(1,412), respectively, and recorded a net loss on futures contracts of $(3,970) and $(3,231), respectively, relating to commodity contracts not designated as cash flow hedges for accounting purposes. The customary length of time that the Company hedges its exposure to the variability in future cash flows relating to commodities varies, but normally does not exceed 12 months.

Offsetting Assets and Liabilities — Entities are required to disclose both gross and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting agreement. The Company, in the normal course of business, nets its commodity derivative positions against the margin deposits of the respective counterparties. This netting results in a net asset recorded in prepaid expenses and other current assets or a net liability recorded in accrued liabilities.

The following tables outline the gross amounts of recognized assets and liabilities as of December 27, 2014 and March 29, 2014, related to this disclosure.

	Offsetting Assets & Liabilities — December 27, 2014
Description	Gross Amount of Assets Recognized in Other Current Assets	Gross Amount of Liabilities Netted in Accrued Liabilities	Net Amount Recognized in Other Current Assets
Margin deposits	$720	$—	$720
Derivative positions	—	(21)	(21)
Total	$720	$(21)	$699
	Offsetting Assets & Liabilities — March 29, 2014
Description	Gross Amount of Assets Recognized in Other Current Assets	Gross Amount of Liabilities Netted in Accrued Liabilities	Net Amount Recognized in Other Current Assets
Margin deposits	$674	$—	$674
Derivative positions	2,329	(199)	2,130
Total	$3,003	$(199)	$2,804

Interest Rate Derivatives — The Company also uses an interest rate swap contract to help maintain a balance between fixed- and floating-rate debt and to manage overall financing costs. In October 2013, the Company entered into an amortizing interest rate swap contract with an effective date of January 1, 2015, and an original notional amount of $75,000 to convert the variable rate obligation under the Term Loan to a fixed rate. This contract effectively fixed the interest rate on this portion of the Term Loan at 1.825% through the swap termination date of August 30, 2018. The Company records changes in the fair value of the interest rate swap as interest expense in the current period. The fair value of the interest rate swap contract was $ (1,136) as of December 27, 2014 of which $1,041 was recorded in accrued liabilities and $95 was recorded in deferred income and other liabilities. The fair value of the interest rate swap contract was $ (97) as of March 29, 2014 of which $187 was recorded in accrued liabilities net of $90 which was recorded in other assets.

13.   SEGMENT REPORTING

The Company operates in one reportable business segment, as a producer and seller of fresh and further processed chicken products to retailers, distributors and foodservice operators. The Company offers fresh as well as deboned, value-added marinated, breaded, cooked and individually frozen products to its customers through strong national and international distribution channels in 29 different countries. The Company manages operations through its eleven individual plants, which are considered operating segments. The Company has aggregated the operating segments into the reportable segment based on similar economic characteristics; products; production processes; types or classes of customers; distribution methods; and regulatory environment.

The following table sets forth, for the nine month periods ending December 27, 2014 and December 28, 2013, net sales attributable to each of its primary product types.

	For the nine months ended
	December 27, 2014	December 28, 2013
Fresh Products	$1,344,004	$1,268,420
Further Processed Products	302,257	274,950
Export and Other Products	54,114	51,835
Total Sales	$1,700,375	$1,595,205

14.   UNAUDITED PRO FORMA NET INCOME (LOSS) PER SHARE

Pro forma net income per share of Class A common stock is computed as follows (in thousands, except per share data):	Nine Months Ended December 27, 2014
Numerator
Net income attributable to Wayne Farms LLC	$
Net income attributable Noncontrolling interest (a)
Net Income attributable to holders of shares of Class A common stock	$
Denominator
Weighted average shares of Class A common stock outstanding—basic (b)
Adjustments for assumed shares of Class A common stock to fund the $ million dividend in excess of current period earnings (c)
Pro forma shares of Class A common stock outstanding—Basic (c)
Dilutive effect of units (d)
Pro forma shares of Class A common stock outstanding—Diluted (e)
Class A common stock earnings per share
Basic (f)	$
Diluted (g)

(a)	Represents actual net income (loss) attributable to controlling interest as reported in the accompanying consolidated statements of operations for the periods presented.
(b)	Represents actual weighted average shares of Class A common stock outstanding—basic as reported in the accompanying consolidated statements of operations for the periods presented.
(c)	Assumes the deemed issuance of shares of Class A common stock, in each period, sufficient to fund, in a manner similar to a dividend, and the payment of $ million of dividends to be paid during the nine months ended December 27, 2014 and following the offering to the extent that these dividends exceed earnings. The number of shares of Class A common stock has been estimated as being the lesser of the number of shares of Class A common stock expected to be issued in the offering or the number of shares of Class A common stock derived by dividing the dividend in excess of current period earnings by an initial public offering price of $ per share, which is equal to the midpoint of the range set forth on the cover page of this prospectus.
(d)	Represents the actual dilutive effect resulting from the issuance of shares of Class A common stock upon exchange of Class B Units of Wayne Farms LLC on a one-for-one basis pursuant to the Second Amended and Restated LLC Agreement for Wayne Farms LLC.
(e)	Represents pro forma shares of Class A common stock outstanding—dilutive, reflecting the adjustments described above.
(f)	Represents pro forma Class A common stock earnings per share—basic, reflecting the effects of adjustments described above and derived by dividing pro forma net income attributable to holders of shares of Class A common stock by pro forma shares outstanding—basic.
(g)	Represents pro forma Class A common stock earnings per share—dilutive, reflecting the effects of adjustments described above and derived by dividing pro forma net income attributable to holders of shares of Class A common stock by pro forma shares outstanding—dilutive.

15.   SUBSEQUENT EVENTS

The Company evaluated events through March 16, 2015, the date the financial statements were available to be issued. No significant subsequent events occurred that would have a material impact on the Company’s financial statements.

* * * * * *

WAYNE FARMS®

DUTCH QUALITY HOUSE®

WAYNE FARMS®
CHEF'S CRAFT™
GOURMET

PLATINUM
Harvest®
All Natural,* Hand-Trimmed Chicken
from Wayne Farms

         Shares

Wayne Farms, Inc.

Class A Common Stock

Joint Book-Running Managers

Citigroup
J.P. Morgan
BMO Capital Markets

Co-Managers

Stephens Inc.
Wells Fargo Securities
BB&T Capital Markets
Rabo Securities

Through and including                   , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the Class A common stock registered hereby. Other than the SEC registration fee, the stock exchange listing fee and the FINRA filing fee, the amounts set forth below are estimates:

SEC registration fee	$11,620
Stock exchange listing fee		*
FINRA filing fee	$15,500
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*
Total		*

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

The foregoing statements are subject to the detailed provisions of the Delaware General Corporation Law and our Certificate of Incorporation and by-laws.

Our Certificate of Incorporation will provide that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our Certificate of Incorporation will also provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

We maintain directors’ and officers’ liability insurance for our officers and directors.

The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify, or contribute to payments required to be made by, our Company, each of our directors, each of our officers who signs the registration statement, and each person who controls our Company within the meaning of the Securities Act but only with respect to written information such underwriter furnished to our Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

In March 2015, in connection with our formation, we sold 100,000 shares of our Class A common stock to our sole stockholder, Continental Grain, for an aggregate consideration of $1.00. The shares of Class A common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1		Form of Amended and Restated Certificate of Incorporation of Wayne Farms, Inc.
3.2		Form of Amended and Restated By-laws of Wayne Farms, Inc.
5.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock
10.1	*	Form of Indemnification Agreement
10.2	*	Form of Registration Rights Agreement by and among Wayne Farms, Inc. and certain stockholders named therein
10.3		Form of Tax Receivable Agreement by and between Wayne Farms, Inc. and the parties named therein
10.4		Form of Second Amended and Restated Limited Liability Company Agreement of Wayne Farms LLC
10.5		Form of Stockholders Agreement
10.6	*	Form of Services Agreement by and among Wayne Farms, Inc. and Continenal Grain Company
10.7		Fourth Amended and Restated Credit Agreement, dated as of March 26, 2015, among Wayne Farms LLC, the lenders party thereto and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., New York Branch, as administrative agent
21.1	†	Subsidiaries of Wayne Farms, Inc.
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm, for Wayne Farms LLC
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm, for Wayne Farms, Inc.
23.3	*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement)
24.1	†	Powers of Attorney (included on signature pages of this Part II)

* To be filed by amendment.

† Previously filed.

Item 17. Undertakings.

(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)   The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakwood, State of Georgia, on April 20, 2015.

WAYNE FARMS, INC.

By	/s/ Elton Maddox
	Name:	Elton Maddox
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed on April 20, 2015, by the following persons in the capacities indicated.

Signature	Title

/s/ Elton Maddox	President and Chief Executive Officer, Director and Chairman (principal executive officer)
Elton Maddox

/s/ Courtney E. Fazekas	Vice President and Chief Financial Officer (principal financial and accounting officer)
Courtney E. Fazekas

*	Director
Paul J. Fribourg

*	Director
Teresa E. McCaslin

*	Director
Michael J. Zimmerman

*	Director
Carl Hausmann

*	Director
Mark W. Kehaya

*	Director
Mitchell Adamek
*By:	/s/ Courtney E. Fazekas
Courtney E. Fazekas Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1		Form of Amended and Restated Certificate of Incorporation of Wayne Farms, Inc.
3.2		Form of Amended and Restated By-laws of Wayne Farms, Inc.
5.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the Class A common stock
10.1	*	Form of Indemnification Agreement
10.2	*	Form of Registration Rights Agreement by and among Wayne Farms, Inc. and certain stockholders named therein
10.3		Form of Tax Receivable Agreement by and between Wayne Farms, Inc. and the parties named therein
10.4		Form of Second Amended and Restated Limited Liability Company Agreement of Wayne Farms LLC
10.5		Form of Stockholders Agreement
10.6	*	Form of Services Agreement by and among Wayne Farms, Inc. and Continenal Grain Company
10.7		Fourth Amended and Restated Credit Agreement, dated as of March 26, 2015, among Wayne Farms LLC, the lenders party thereto and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., New York Branch, as administrative agent
21.1	†	Subsidiaries of Wayne Farms, Inc.
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm, for Wayne Farms LLC
23.2		Consent of Deloitte & Touche LLP, independent registered public accounting firm, for Wayne Farms, Inc.
23.3	*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement)
24.1	†	Powers of Attorney (included on signature pages of this Part II)

* To be filed by amendment.

† Previously filed.